UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10
GENERAL FORM FOR REGISTRATION OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934

ImaRx Therapeutics, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	86-0974730 (I.R.S. Employer Identification Number)
1635 East 18th Street
Tucson, AZ 85719
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)
Registrant’s telephone number, including area code: (520) 770-1259

Securities to be registered pursuant to Section 12(b) of the Act: None.
Securities to be registered pursuant to Section 12(g) of the Act:
Common Stock, Par Value $0.0001 per share
(Title of Class)

Item 1. Business
Item 2. Financial Information
Item 3. Properties
Item 4. Security Ownership of Certain Beneficial Owners and Management
Item 5. Directors and Executive Officers
Item 6. Executive Compensation
Item 7. Certain Relationships and Related Transactions
Item 8. Legal Proceedings
Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters
Item 10. Recent Sales of Unregistered Securities
Item 11. Description of Registrant’s Securities to be Registered
Item 12. Indemnification of Directors and Officers
Item 13. Financial Statements and Supplementary Data
Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure
Item 15. Financial Statements and Exhibits
SIGNATURES
EXHIBIT 3.1
EXHIBIT 3.2
EXHIBIT 3.3
EXHIBIT 3.4
EXHIBIT 9.1
EXHIBIT 9.2
EXHIBIT 10.1
EXHBIIT 10.2
EXHIBIT 10.3
EXHIBIT 10.4
EXHIBIT 10.5
EXHIBIT 10.6
EXHIBIT 10.7
EXHIBIT 10.8
EXHIBIT 10.9
EXHIBIT 10.10
EXHIBIT 10.11
EXHIBIT 10.12
EXHIBIT 10.13
EXHIBIT 10.14
EXHIBIT 10.15
EXHIBIT 10.16
EXHIBIT 10.17
EXHIBIT 10.18
EXHIBIT 10.19
EXHIBIT 10.20
EXHIBIT 10.21
EXHIBIT 10.22
EXHIBIT 10.23
EXHIBIT 10.24
EXHIBIT 10.25
EXHIBIT 10.26
EXHIBIT 21.1
EXHIBIT 23.1

Item 1. Business.
FORWARD-LOOKING STATEMENTS
This registration statement contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to our management. The forward-looking statements are contained principally in the sections entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Our Business.” Forward-looking statements include, but are not limited to, statements about:
•	our expectations with respect to regulatory submissions and approvals and our clinical trials;

•	our expectations with respect to our intellectual property position; and

•	our estimates regarding our capital requirements and our need for additional financing.
In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “could,” “would,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “projects,” “predicts,” “potential” and similar expressions intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance time frames or achievements to be materially different from any future results, performance, time frames or achievements expressed or implied by the forward-looking statements. We discuss many of these risks, uncertainties and other factors in this registration statement in greater detail under the heading “Risk Factors.” Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements. Also, these forward-looking statements represent our estimates and assumptions only as of the date of this registration statement. You should read this registration statement and the documents that we have filed as exhibits to this registration statement completely and with the understanding that our actual future results may be materially different from what we expect. We hereby qualify all of our forward-looking statements by these cautionary statements.
Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.
RISK FACTORS
Risks Relating to Our Business
Because we are a development stage company with no commercialized products and a limited operating history, it may be difficult for you to evaluate our business and prospects.
     Our prospects must be evaluated in light of the risks encountered by an early-stage biopharmaceutical development company that is developing product candidates based on new technology with unknown commercial potential. Because of the early stage of development of most of our products, we will not achieve profitability, if ever, before these products undergo substantial additional development and clinical testing, a lengthy regulatory review and successful sales and marketing.
We do not currently have any commercialized products, and do not expect to have any such products on the market for several years. To date, we have engaged primarily in acquiring and developing technologies, obtaining financing, hiring employees and conducting preclinical and clinical trials. Our principal business activity has been the development of therapeutic drugs to break up or dissolve blood clots in the human body. Development of our product candidates requires an extensive and costly process of preclinical and clinical testing, during which our products could fail. Even if our product development programs are successful, our product candidates must go through a lengthy regulatory approval process in which we must establish the safety and efficacy of our product candidates to the satisfaction of the regulators, such as the U.S. Food and Drug Administration, or FDA, in order to obtain permission to begin manufacturing and selling our products. If we achieve regulatory approval for a product candidate, we may not be able to enter into agreements with companies experienced in the manufacturing or distribution of such products, and to the extent that we are unable to do so, we may not be able to manufacture or sell such products ourselves. We cannot provide you any assurance that we will ever succeed in developing or commercializing any products that will generate any revenues.
To date, our limited operating history has yielded only net losses and negative cash flows.
     We have generated only minimal revenues from our business activity. We have experienced net losses and negative cash flows from operating activities since inception and expect such losses and negative cash flows to continue and increase for the foreseeable future. Net losses to common stockholders for the fiscal years ended December 31, 2002, December 31, 2003, and December 31, 2004, were approximately $4.8 million, $5.1 million and $6.0 million, respectively, and $25.5 million for the nine months ended September, 30, 2005. At September 30, 2005, we had an accumulated deficit of approximately $57.8 million, consolidated assets of approximately $3.3 million and working capital of approximately $3.1 million. Our monthly negative cash flow as of September 30, 2005 was approximately $600,000, and we anticipate that such negative cash flow may increase materially as we expand our development, clinical trials and regulatory operations, and until we begin to commercialize our products.
Our auditors have raised substantial doubts as to our ability to continue as a going concern as we have not been and may not be able to be profitable.
We have received an opinion from our auditors stating that the fact that we have suffered substantial losses and have yet to generate revenues raises substantial doubt about our ability to continue as a going concern. Our ability to achieve profitability will depend on our ability to obtain regulatory approvals for our product candidates, develop the capacity to manufacture and market our products either directly or through third parties, and achieve market acceptance of our products. There can be no assurance that we will ever achieve profitability, even if and when we receive regulatory approvals for the development, commercial manufacturing and marketing of our product candidates.

We require substantial amounts of additional capital to expand operations, finance our acquisition of certain assets from Abbott Laboratories, and fund our preclinical and clinical trials.
     Since our inception, we have financed our operations principally through the private placement of shares of our common and preferred stock, a joint development agreement with a third party, a single government contract and government grants. We currently have working capital sufficient to meet our anticipated cash needs only through May 2006. We will require substantial additional financing at various intervals for, among other things:
•	payments owing to Abbott Laboratories in connection with our acquisition of certain technologies and transition of related manufacturing technologies;

•	research and development programs, including significant requirements for contract manufacturing, preclinical and clinical trials;

•	developing additional infrastructure and hiring additional management and other employees to keep pace with the anticipated growth of our development and regulatory activities;

•	pursuit of regulatory approvals; and

•	operating expenses, including intellectual property protection and enforcement.
We intend to seek additional funding from a variety of sources, including collaborations relating to particular technology applications, technology licensing, research grants and public or private financings. There can be no assurance that such additional funding will be available on terms acceptable to us, or at all. Accordingly, we may not be able to secure the substantial funding that is required to maintain and continue our development programs at their current levels or at levels that may be required in the future. We may be forced to accept funds on terms or pricing that are highly dilutive or otherwise onerous to our existing stockholders. If we are unable to secure adequate financing, we would be required to delay, scale back or eliminate one or more of our development programs or to enter into licenses or other arrangements with third parties to commercialize products or technologies that we would otherwise seek to develop and commercialize ourselves. We may even be required to pursue a sale or liquidation of the company in a transaction that results in significant losses or foregone opportunities for our stockholders.
If we are unable to repay a $15 million promissory note owing to it, Abbott Laboratories will have a right to reclaim our technologies relating to certain drug candidates that we acquired from it in 2005.
     Pursuant to a technology acquisition transaction with Abbott Laboratories, we acquired the technology rights and related regulatory matters related to certain thrombolytic drug candidates (recombinant urokinase and recombinant prourokinase). We have expanded our business strategy to include development and sale of not only our existing nanobubble therapies for thrombosis, but also the thrombolytic drug candidates acquired from Abbott Laboratories. Under our purchase agreement with Abbott Laboratories, the acquired technologies secure our non-recourse obligation to repay a $15 million promissory note that was part of the purchase price for the technologies and that becomes due in December 2006. If we are unable to repay the promissory note, Abbott Laboratories has the right to reclaim the acquired technologies and we would forfeit any benefit from the $5,000,000 in cash and 1,000,000 shares of our Series E Preferred Stock that we have already paid Abbott Laboratories for the acquired technologies. In addition to requiring us to seek substantial additional funding in order to complete the development and regulatory approval of the acquired product candidates, the addition of these product candidates will also put additional pressures on our management and technical staff to develop and integrate another product line into our strategic business plan. We cannot assure you that we will be able to raise the additional capital required to pay for and retain our rights to the acquired drug candidates and fund their further development, or that we will have sufficient resources to effectively integrate the new product candidates and manage our expanded business strategy.
If, using the technologies we acquired from Abbott Laboratories, we cannot produce rUK and rproUK to the specifications previously produced by Abbott, we may not be able to pursue our business strategy and our ability to generate revenues may be harmed.
On September 30, 2005, we acquired technologies from Abbott Laboratories, including a cell line used to produce rUK and rproUK. The production of rUK and rproUK involves a multi-step recombinant manufacturing process using these cells. Although Abbott has agreed to assist us in producing an initial batch of rUK and rproUK pursuant to a services agreement with us, we will eventually have to produce rUK and rproUK on our own through our contract manufacturers. There is no assurance that our manufacturing process will produce the rUK and rproUK within the same tolerances as the manufacturing process previously managed by Abbott Laboratories and used in their clinical trials. If we cannot produce rUK and rproUK with the same characteristics as the substances previously produced by Abbott Laboratories and used in their clinical trials, the FDA may not allow us to rely on the clinical data obtained by Abbott Laboratories, which would result in significant delay in our development process. We acquired the technologies for rUK and rproUK from Abbott Laboratories on an “as-is” basis, without any warranties as to their effectiveness. If the cell bank does not produce rUK and rproUK, or if we are unable to replicate the production process employed by Abbott Laboratories, we would forfeit any benefit from the $5,000,000 in cash and 1,000,000 shares of our Series E Preferred Stock that we have already paid Abbott Laboratories for the acquired technologies.
If our trials are not successful, or if we are unable to obtain regulatory approvals, we will not be able to commercialize our products and we will continue to incur significant operating losses.
     The development and sale of all of our product candidates requires approval from the FDA, and potentially from other regulatory authorities as well. To gain regulatory approval for the commercial sale of our products, we must demonstrate the safety and efficacy of each product candidate in human clinical trials. Therefore, the commercial success of our product candidates depends on positive results from animal studies and human trials. There are many risks associated with our clinical trials. For example:
•	we may be unable to achieve the same level of success in later trials as we do in earlier trials;

•	the results of initial preclinical studies and clinical trials of products under development are not necessarily indicative of results that will be obtained from subsequent or more extensive studies and tests;

•	data we obtain from pre-clinical and clinical activities are susceptible to varying interpretations that could impede regulatory approval;

•	some patients in our clinical trials may have a risk of other unforeseen adverse medical events not related to our product candidates that could negatively impact the perceived efficacy of our product candidates;

•	we may be unable to enroll subjects in our clinical trials at the rates we expect;

•	third parties with whom we contract to assist in managing our clinical trials may not fulfill their obligations, which could delay our trials;

•	we may be unable to secure a sufficient number of trial sites to complete our clinical trials;

•	we may be unable to secure a sufficient supply of device or drug inventory to complete our trials in a timely manner, or at all;

•	the FDA could terminate our clinical trials;

•	patients may experience adverse medical events or side effects, including death;

•	there may be a real or perceived lack of effectiveness of the drug or device we are testing; and

•	future governmental action or inaction or changes in FDA policy could result in delays or rejection of the results of our trials.
Such events could cause us to delay or terminate our ongoing clinical trials, increase the costs associated with our clinical trials and affect the statistical analysis of the safety and efficacy of our product candidates. Accordingly, we may not be able to obtain product registration or marketing approval for any of our product candidates. A variety of other risks relating to the governmental approvals we will need in order to market our product candidates are described under “Risk Factors – Certain Risks Relating to Governmental Approvals.”
Our product candidates may never achieve market acceptance.
     Our ability to grow our business depends on market acceptance of our products in the United States and, eventually, in international markets. Because we have not yet begun to offer any of our products for sale in the United States or elsewhere, we have no basis to predict whether any of our product candidates will ever achieve market acceptance, either in the United States or abroad. A number of factors may limit the market acceptance of any of our products, including:
•	the timing of regulatory approvals of our products and market entry compared to competitive products;

•	the effectiveness of our products, including any potential side effects, as compared to alternative treatments;

•	the rate of adoption of our products by hospitals, doctors and nurses and acceptance by the health care community;

•	the product labeling or product inserts required by the FDA for each of our products;

•	the competitive features of our products, including price, as compared to other similar products;

•	the extent and success of our marketing efforts; and

•	possible unfavorable publicity concerning our products or any similar products.
If our products are not commercially successful, we will not become profitable.

Technological change and innovation in our market sector may cause our products to be obsolete shortly after or even before such products reach market.
     New products and technological development in the biopharmaceutical field may adversely affect our ability to complete required regulatory requirements, and introduce the proposed product candidates into the market. The market for biomedical products into which we will introduce our products is characterized by constant and sometimes rapid technological change, new and improved product introductions, changes in regulatory requirements, and evolving industry standards. Our future success will depend to a substantial extent on our ability to identify new market trends on a timely basis and develop, introduce and support our candidate products on a successful and timely basis. If we fail to develop and introduce our product candidates on a successful and timely basis, we may be unable to effectively compete.
We do not plan to manufacture any of our product candidates and will depend on commercial contract manufacturers to manufacture our products.
     We do not have our own manufacturing facilities, have no experience in large-scale product manufacturing, and do not presently intend to develop such facilities or capabilities. Our ability to conduct clinical trials and commercialize our product candidates will depend, in part, on our ability to manufacture our products through contract manufacturers. For all of our product candidates, we or our contract manufacturers will need to have sufficient production and processing capacity to conduct human clinical trials, and if those trials are successful and regulatory approvals are obtained, to produce products in commercial quantities. In addition, we will be dependent on such contract manufacturers to adhere to current Good Manufacturing Practices, or cGMPs, and other regulatory requirements.
     We cannot assure you that we will be able to engage such contract manufacturers at competitive costs that do not further strain our limited financial resources. If we are unable to obtain contract manufacturing on commercially reasonable terms, we may not be able to conduct or complete planned or necessary clinical trials or commercialize our product candidates. We cannot guarantee that we or our contract manufacturers will be able to increase capacity in a timely or cost-effective manner, or at all. Delays in providing or increasing production or processing capacity could result in additional expense or delays in our clinical trials, regulatory submissions and commercialization of our products. Further, there is no guarantee that the components of our proposed drug product candidates will be available to our manufacturers when needed on terms acceptable to us.
We intend to rely heavily on third parties to implement critical aspects of our business strategy.
     We intend to rely heavily on collaborative agreements and partnering relationships with large pharmaceutical, medical device, distribution and other companies in the healthcare field in order to obtain assistance with certain critical aspects of our business and products, including:
•	manufacturing of our thrombolytic drugs and nanobubbles,

•	development of ultrasound devices adapted to our therapies, and

•	marketing and distribution of our products.
To the extent that we are unable to enter into any one or more of such agreements, on commercially reasonable terms, or at all, or to eliminate the need for any such agreement by establishing our own capabilities in a particular functional area, we could experience significant delays or cost increases that could have a material adverse effect on our ability to develop and commercialize our product candidates.
Even if we are successful in bringing any of our product candidates to market, such products may not be considered cost-effective.
     The manufacturing processes for our product candidates have not yet been tested at commercial levels, and it may not be possible to manufacture or distribute such materials in a cost-effective manner. In both the United States and elsewhere, sales of medical products and drugs depend, in part, on the availability of reimbursement from third party payors, such as health maintenance organizations and other private insurance plans, and governmental programs such as Medicare and Medicaid. Third party payors are increasingly challenging the prices charged for pharmaceutical products and medical devices. Our business is affected by the efforts of government and third party payors to contain or reduce the cost of health care through various means. In the United States, there have been and will continue to be a number of federal and state proposals to implement government controls on pricing. Similar government pricing controls exist in varying degrees in other countries. In addition, the emphasis on managed care in the United States has increased, and will continue to increase the pressure on the pricing of pharmaceutical products and medical devices. We cannot predict whether any legislative or regulatory proposals will be adopted or the effect these proposals or managed care efforts may have on our business.
We will likely depend on the sales and distribution efforts of third parties rather than develop our own extensive sales staff.
     At this time, we have only a very limited sales and marketing staff. We will likely depend on the efforts of third parties for the sale and distribution of our products. We anticipate that each third party will have considerable control over the amount and timing of resources that it generally devotes to the effort to sell and distribute our products. These third parties may also not be able to generate demand for our products. In addition, there is a risk that these third parties will develop or acquire the rights to distribute products competitive to ours, which would likely decrease their incentive to vigorously promote and sell our products. Although there are many distributors of healthcare products, there is no assurance that we will be able to establish relationships with the distributors who would be most likely to optimize our product sales, and even if we do enter into distribution relationships with such distributors, there is no assurance that the terms of such distribution will be favorable to us.
     If we are unable to arrange for effective and successful third party distribution of our products, we will be required to expend time and resources to develop an effective internal sales force. It may not be economical for us to market our own products or we may be unable to effectively market our products. Our business could be harmed if we fail to enter into arrangements with third parties for the sale and distribution of our products or otherwise fail to establish sufficient sales and marketing capabilities.

We rely on third party technology and intellectual property, which could negatively affect our ability to sell products commercially or adversely affect our ability to derive meaningful revenue from such products.
     A number of our development programs, including, for example, our nanobubbles plus ultrasound development program, may require the use of multiple proprietary technologies, including patented technologies. Manufacturing of our products or ultrasound devices may also require licensing technologies and intellectual property from third parties. Obtaining licenses for these technologies may require us to make royalty payments or other payments to several third parties, potentially reducing our revenue or making the cost of our products commercially prohibitive. We cannot offer any assurance that we will be able to establish any or all of the partnering relationships and technology licenses that may be necessary for the successful pursuit of our business strategy, or, even if such relationships can be established, that they will be on terms favorable to us or that they can be managed successfully.
     Currently contemplated and future collaborative agreements could negatively impact the value of our outstanding securities as a result of dilution in the form of our issuance of additional equity or debt securities, as well as reduced market potential of our products caused by a low royalty rate, exclusive distribution, or capped payments.
If we are unable to successfully license or acquire innovative technologies at attractive valuations, our potential for growth may be limited.
     Even though we are pursuing two proprietary technology approaches, in order to remain competitive and fully realize our business objectives we may need to compete to acquire rights to promising pharmaceutical, device and other biomedical technologies from third parties, such as medical schools, universities, hospitals and other companies, as well as scientists, physicians and researchers in academic institutions and other research facilities. Other companies, many of which have greater resources than we do, may be seeking to acquire rights to the same products and technologies that we desire, and this competition could increase our cost of acquisition or reduce the number and quality of potential products and technologies available for us to develop. In addition, we may be unable to acquire rights to products or technologies for other reasons, including an inability to agree on terms, such as price, ownership percentages and royalty arrangements. We cannot assure you that we will be able to expand our technology platform or product portfolio even if needed in order to pursue our business strategy.
As a highly specialized scientific business enterprise, our success is substantially dependent on certain key members of our scientific and management staff.
     A relatively small number of key officers and members of our scientific staff are responsible for certain critical areas of our business, such as product research and development, clinical trials, regulatory affairs, manufacturing, intellectual property protection and licensing. Although four of our executive officers have employment contracts, all of them are terminable at-will. Evan Unger, our president and chief executive officer, has an employment agreement that contains non-competition and non-solicitation provisions that expire 12 months after termination of his employment. Greg Cobb, our chief financial officer, Randall Miller, our chief operating officer, and John Moore, our chairman and executive vice president, each have employment agreements that are at-will and do not contain non-competition provisions. There is no assurance that our key executive officers and scientific staff members will remain with us. Our inability to retain and continue to attract qualified management and technical staff could significantly delay and may prevent the achievement of our research, development and business objectives.
We depend on patents and other proprietary rights, some of which are uncertain and unproven. Further, our patent portfolio and other intellectual property rights are expensive to maintain, protect against infringement claims by third parties, and enforce against third party infringements, and are subject to potential adverse claims.
     Because we are developing product candidates that rely on advanced and innovative technologies, our success will depend in large part on our ability to obtain and effectively use patents and license patent rights, preserve trade secrets and operate without infringing upon the proprietary rights of others. Effective intellectual property protection may also be unavailable or limited in some foreign countries. In the United States and abroad, it is often costly to enforce intellectual property rights against infringing parties. Some of our intellectual property rights are based on licenses that we have entered into with owners of patents.
     Although we have rights to more than 110 issued U.S. patents, plus foreign equivalents and numerous pending patent applications, the patent position of pharmaceutical, medical device and biotechnology companies in general is highly uncertain and involves complex legal and factual questions. Pending patent applications may not issue as patents and may not issue in all countries in which we develop, manufacture or sell our products or in countries where others develop, manufacture and sell products using our technologies. Patents issued to us may be challenged and subsequently narrowed, invalidated or circumvented. We have been notified that a third party has filed an opposition claim to one of our patent applications in Europe. This claim, if granted, and other such conflicts could limit the scope of the patents that we may be able to obtain or may result in the denial of our patent applications. If a third party were to obtain intellectual property protection for any of the technologies upon which our business strategy is based, we could be required to challenge such protections, terminate or modify our programs that rely on such technologies or obtain licenses for use of these technologies. Moreover, we may not have the financial resources available to protect our patent rights and, in that event, such patents may not afford meaningful protection for our technologies or product candidates, which would materially adversely affect our ability to develop and market our product candidates and to generate licensing revenues from our patent portfolio. Additional risks related to our patent rights and other proprietary rights are subject to the following risks:
•	challenge, invalidation, circumvention or expiration of issued patents already owned by or licensed to us;

•	rejection by the U.S. Patent and Trademark Office or foreign patent authorities of our pending patent applications;

•	failure of the rights granted under our patents to provide sufficient protection;

•	failure by us to obtain additional patents;

•	independent development of similar products by third parties;

•	infringement by one or more of our products on the intellectual property rights of others;

•	ability of third parties to design around patents issued or licensed to us;

•	claims by our licensors or other third parties that we have exceeded the scope of our permitted field of use;

•	claims by our consultants, key employees or other third parties that our products or technologies are the result of technological advances independently developed by them and, therefore, not owned by us;

•	failure by us to pay product development costs, license fees, royalties, milestone payments or other compensation required under our technology license and technology transfer agreements, and the subsequent termination of those agreements;

•	failure by our licensors or licensees to comply with the terms of our license agreements;

•	the misrepresentation by technology owners of the extent to which they have rights to the technologies that we purport to acquire or license from them;

•	a potentially shorter patent term as a result of legislation which sets the patent termination date at 20 years from the earliest effective filing date of the patent application instead of 17 years from the date of the grant; and

•	the loss of rights that we have licensed due to our failure or decision not to fund further research or failure to achieve required development or commercialization milestones or otherwise comply with our obligations under the license and technology transfer agreements.
If any of these risks materialize, it will be difficult for us to commercialize, and generate revenues from, an affected product.
Other companies may claim that we infringe their patents or trade secrets, which could subject us to substantial damages.
     A number of third parties, including certain of our competitors, have developed technologies, filed patent applications or obtained patents on technologies and compositions that are related to aspects of our business, including drug therapy and ultrasound. Such third parties may sue us for infringing their patents. Should we face an infringement action, defending against such an action could require substantial resources that may not be available to us. In the event of a successful claim of infringement against us, we may be required to:
•	pay substantial damages;

•	stop using our technologies and methods;

•	stop certain research and development efforts;

•	develop non-infringing products or methods; and

•	obtain one or more licenses from third parties.
Any claims of infringement could cause us to incur substantial costs defending against the claim, even if the claim is invalid. A party making a claim could secure a judgment that requires us to pay substantial damages. A claim of infringement could also be used by our competitors to delay market introduction or acceptance of our products. If we are sued for infringement, we could encounter substantial delays in development, manufacture and commercialization of our product candidates. Any litigation, whether to enforce our patent rights or to defend against allegations that we infringe third party rights, will be costly, time consuming, and will likely distract management from other important tasks.
Our rights to develop and commercialize certain of our product candidates are subject to the terms and conditions of licenses or sublicenses granted to us by third parties, including other pharmaceutical companies. Such terms and conditions may include options in favor of such third parties to reacquire rights to commercialize and develop these product candidates in certain circumstances.
     A number of our product candidates are based, in whole or in part, on patents and other intellectual property that we license or sublicense, as the case may be, from third parties. In some cases, our rights with respect to such intellectual property to develop and commercialize a particular product candidate may terminate, in whole or in part, if we fail to meet certain milestones contained in the applicable license or sublicense agreement. We may also lose our rights to develop and commercialize such product candidates if we fail to pay royalties to the third party licensor, fail to comply with certain restrictions regarding our development activities, or if we fail to meet certain milestones. In the event of an early termination of any such license or sublicense agreement, rights licensed and developed by us under such agreements may be extinguished, which would have a material adverse effect on our business. In the event of any such termination, our rights to the licensed technology may revert back to the licensor. Any termination or reversion of our rights to develop or commercialize any such product candidate may have a material adverse effect on our business.
Our ability to commercialize certain products may be limited by contractual rights we have granted to third parties.
     We are party to an agreement with Bristol-Myers Squibb that restricts us from using our nanobubble technology for non-targeted diagnostic imaging applications. Bristol-Myers Squibb also has a right of first negotiation should we wish to license to a third party any of our future products or technology related to use of nanobubbles for targeted imaging of blood clots, or dissolving blood clots with ultrasound and nanobubbles. Bristol-Myers Squibb has waived its rights under this agreement to our current generation of nanobubbles that we are developing for dissolving blood clots, as well as a new generation of nanobubbles that we are developing for dissolving blood clots that include targeting mechanisms to cause the bubbles to attach to blood clots. This right of first negotiation for future technology we may develop in these applications could adversely impact our ability to attract a partner or acquiror of our SonoLysis technology.

     In addition, we have been awarded various government funding grants and contracts from The National Institute of Health and other government agencies. These grants include provisions that provide the United States government with the right to use the technologies developed under such grants for certain uses, under certain circumstances. If the government were to exercise its rights, our ability to commercialize such technology would likely be impaired.
Our product candidates may be subject to product liability for which insurance may not be available.
     We face a risk of product liability exposure related to the testing of our product candidates in clinical trials and will face even greater risks upon any commercialization by us of our product candidates. Any lawsuits or product liability claims against us may divert our management from pursuing our business strategy and may be costly to defend. In addition if we are held liable in any of these lawsuits, we may incur substantial liabilities and may be forced to limit or forgo further commercialization of one or more of our products. A product liability related claim or recall could be materially detrimental to our business. Except for insurance covering the products used in our clinical trials, we do not currently have any product liability insurance, and we may not be able to obtain or maintain such insurance in adequate amounts or on acceptable terms, to provide coverage against potential liabilities. Our inability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims could prevent or limit the commercialization of any products we develop, and could leave us exposed to significant financial losses relating to any products that we do develop and commercialize.
If we use hazardous and biological materials in a manner that causes injury or violates applicable law, we may be liable for damages.
     Our research and development activities involve the controlled use of potentially hazardous substances, including toxic chemical and biological materials. In addition, our operations produce hazardous waste products. Federal, state and local laws and regulations govern the use, manufacture, storage, handling and disposal of these hazardous materials. While we believe that we are currently in compliance with these laws and regulations, continued compliance may be expensive, and current and future environmental regulations may impair our research, development and manufacturing efforts. In addition, if we fail to comply with these laws and regulations at any point in the future, we may be subject to criminal sanctions and substantial civil liabilities and could be required to suspend or modify our operations. Even if we continue to comply with all applicable laws and regulations regarding hazardous materials, we cannot eliminate the risk of accidental contamination or discharge and our resultant liability for any injuries or other damages caused by these accidents. Although we maintain general liability insurance, this insurance may not fully cover potential liabilities for these damages, and the amount of uninsured liabilities may exceed our financial resources and materially harm our business.
Our competitors generally are larger than we are, have greater financial resources available to them than we do and may be better able than we are to develop and commercialize competitive products.
     Our industry sector is intensely competitive, and we expect competition to continue to increase. Many of our actual or potential competitors have substantially longer operating histories and greater financial, research and development and marketing capabilities than we do. Many of them also have substantially greater experience than we have in undertaking preclinical and clinical testing, obtaining regulatory approvals and manufacturing and distributing products. Smaller companies may also prove to be significant competitors, particularly through collaborative arrangements with large pharmaceutical companies. In addition, academic institutions, government agencies and other public and private research organizations also conduct research, seek patent protection and establish collaborative arrangements for product development and marketing. We may not be able to develop products that are more effective or achieve greater market acceptance than our competitors’ products. Any company that brings competitive products to market before us may achieve a significant competitive advantage over our products.
Certain Risks Relating to Governmental Approvals
We have limited experience in conducting clinical trials and we rely on third parties to conduct our clinical trials who may not successfully carry out their contractual duties or meet expected deadlines.
     Clinical trials must meet FDA and applicable foreign regulatory requirements. We have limited experience in designing, conducting and managing the preclinical studies and clinical trials necessary to obtain regulatory approval for our product candidates in any country. We depend on contract research organizations (CROs) for managing some of our preclinical studies and clinical trials. If we are not able to obtain CROs on commercially reasonable terms, we may not be able to conduct or complete clinical trials or commercialize our product candidates and we do not know whether we will be able to develop or attract partners with such capabilities. We have established relationships with multiple CROs for our existing clinical trials, although there is no guarantee that the CROs will be available for future clinical trials on terms acceptable to us. We may not be able to control the amount and timing of resources that CROs devote to our clinical trials. In the event that we are unable to maintain our relationship with any of our CROs or elect to terminate the participation of any of these CROs, we may experience the loss of follow-up information for patients enrolled in ongoing clinical trials unless we are able to transfer the care of those patients to another qualified CRO. We may encounter problems in clinical trials that may cause us or the FDA or foreign regulatory agencies to delay, suspend or terminate our clinical trials at any phase. These problems could include the possibility that we may not be able to conduct clinical trials at our preferred sites, enroll a sufficient number of patients for our clinical trials at one or more sites or begin or successfully complete clinical trials in a timely fashion, if at all. Furthermore, we, the FDA or foreign regulatory agencies may suspend clinical trials at any time if we or they believe the subjects participating in the trials are being exposed to unacceptable health risks or if we or they find deficiencies in the clinical trial process or conduct of the investigation. If clinical trials of any of the product candidates fail, we will not be able to market the product candidate which is the subject of the failed clinical trials. The FDA and foreign regulatory agencies could also require additional clinical trials, which would result in increased costs and significant development delays. Our failure to adequately demonstrate the safety and effectiveness of a pharmaceutical product candidate under development could delay or prevent regulatory approval of the product candidate and could have a material adverse effect on our business.

Some of our products will be subject to pre-market review by the FDA which will delay, and may prevent, their successful commercialization.
     It is possible that our SonoLysis product candidate may be regulated by the FDA as a device, instead of a drug. Unless an exemption applies, each medical device that we wish to market in the United States, such as our SonoLysis device, must first receive one of the following types of FDA premarket review authorizations:
•	510(k) clearance via Section 510(k) of the Food, Drug and Cosmetics Act of 1938, as amended; or

•	premarket approval via Section 515 of the Food, Drug, and Cosmetics Act if the FDA has determined that the medical device in question poses a greater risk of injury than a comparable approved device.
     The FDA’s 510(k) clearance process usually takes from 4 to 12 months, but can take longer. The process of obtaining premarket approval under Section 515 is much more costly, lengthy and uncertain. This approval process generally takes from 1 to 3 years, but can take even longer.
     In addition, prior to marketing a new drug or biologic in the United States, such as our rUK and rproUK product candidates, as well as our SonoLysis product candidate if it is regulated by the FDA as a drug, we must first complete a new drug application, or NDA, or a biological license application, or BLA. Both NDAs and BLAs must include detailed information about the drug or biologic, the process by which it is manufactured and the results of product development, preclinical studies and clinical trials. If questions arise during the FDA review process, approval can take more than five years. Even with the submission of relevant data, the FDA may ultimately decide that the NDA or BLA does not satisfy its regulatory criteria for approval and deny approval or require additional clinical studies.
     We cannot assure you that the FDA will ever grant either 510(k) clearance or Section 515 approval for our medical devices or otherwise approve our NDAs or BLAs for any product we propose to market. The FDA can also impose more burdensome premarket approval requirements on modifications to our existing products or future products, which in either case could be costly and cause us to divert our attention and resources from the development of new products or the enhancement of existing products.
Changes in the health care industry and regulatory environment may negatively affect any revenues we receive from our potential products or could result in a reduction in the size of the potential market for our products, each of which could have a negative impact on our financial performance.
     Trends toward managed care, health care cost containment and other changes in government and private sector initiatives in the United States and other countries in which we may do business are placing increased emphasis on the delivery of more cost-effective medical therapies, which could adversely affect the sale and prices of our products. For example:

•	major third-party payors of hospital services, including Medicare, Medicaid and private health care insurers, have substantially revised their payment methodologies during the last few years which has resulted in stricter standards for reimbursement of hospital charges for some medical procedures;

•	proposals were adopted recently that will change the reimbursement procedures for the capital expenditure portion of the cost of providing care to Medicare patients;

•	numerous legislative proposals have been or are being considered that could result in major changes in the U.S. health care system that could harm our business;

•	the National Institute of Health is drafting a policy which, if adopted, would require companies to pay it royalties on products developed from taxpayer funded research projects that ultimately generate over $500 million in U.S. sales per year;

•	recent consolidation among health care facilities and purchasers of medical products in the United States, who prefer to limit the number of suppliers from whom they purchase medical products, could cause these entities to not purchase our products or demand discounts in our prices;

•	economic pressure exists to contain health care costs in international markets;

•	proposed and existing laws and regulations in domestic and international markets regulate pricing and profitability of companies in the health care industry; and

•	recent initiatives by third-party payors to challenge the prices charged for medical products could affect our ability to sell products on a competitive basis.
     Given the possibility of future changes in the health care industry, we cannot guarantee that:
•	federal or state health care legislation seeking to curb the cost of health care will not be adopted in the future;

•	any products sought to be commercialized by us or our collaborators will be considered cost-effective; or

•	adequate third-party health insurance reimbursements will be available for users of our products in order for us to establish and maintain price levels sufficient to realize an appropriate return on our investment in product development.
Both the pressure to reduce prices for our products in response to these trends and the decrease in the size of the market as a result of these trends could harm our business.

Our business may suffer if we are required to revise our promotional materials or the FDA brings an enforcement action against us for promoting our products outside the scope of our clearances or approvals.
     We may not promote or advertise any future FDA-cleared or approved products for use outside the scope of our clearances or approvals or make unsupported promotional claims about the benefits of our products. If the FDA determines that our claims are outside the scope of our clearances or are unsupported, it could require us to revise our promotional claims or bring an enforcement action against us. If we were subject to such an action by the FDA, our sales could be delayed, our revenues could decline and our reputation among clinicians, doctors, inventors and research and academic institutions could be harmed.
Our business would be harmed if the FDA determines that we have failed to comply with applicable regulations or we do not pass an inspection.
     We are subject to inspection and market surveillance by the FDA concerning compliance with applicable regulatory requirements. If the FDA finds that we have failed to comply with these requirements, the agency can institute a wide variety of enforcement actions, ranging from a public warning letter to more severe sanctions such as:
•	fines, injunctions and civil penalties;

•	the recall or seizure of our products;

•	withdrawal of previously granted product approvals;

•	the issuance of public notices or warnings;

•	the imposition of operating restrictions, partial suspension or total shutdown of production; and

•	criminal prosecution.
If we or our contract manufacturers fail to comply with applicable regulations, sales of our products could be delayed and our revenues could be harmed.
     Every medical product manufacturer is required to demonstrate and maintain compliance with the FDA’s regulations on manufacturing quality, known as current Good Manufacturing Practices, or cGMPs. We and any contract manufacturers or suppliers with whom we enter into agreements will be required to meet these requirements. The FDA enforces its regulations through periodic unannounced inspections. We cannot assure you that we or our contract manufacturers will pass any of these inspections. If we or our contract manufacturers fail one of these inspections in the future, our operations could be disrupted and our manufacturing and sales delayed significantly until we can demonstrate adequate compliance. If we or our contract manufacturers fail to take adequate corrective action in a timely fashion in response to a quality system regulations inspection, the FDA could shut down our or our contract manufacturers’ manufacturing operations and require us, among other things, to recall our products, either of which would harm our business.
     In the United States, failure to comply with good manufacturing practices or other applicable legal requirements can lead to federal seizure of violative products, injunctive actions brought by the federal government, and potential criminal and civil liability on the part of a company and its officers and employees. Because of these and other factors, we may not be able to replace our manufacturing capacity quickly or efficiently in the event that our contract manufacturers are unable to manufacture our products at one or more of their facilities. As a result, the sale and marketing of our products could be delayed or we could be forced to develop our own manufacturing capacity, which would require substantial additional funds and personnel and compliance with extensive regulations.
We may not be successful in obtaining requisite market acceptance of our product candidates.
     The success of our business is dependent on the acceptance of our product candidates. Our development efforts may not produce safe, efficacious or commercially viable product candidates, and our product candidates may not achieve significant market acceptance among patients, physicians or third party payors, even if the necessary regulatory and reimbursement approvals are obtained. Failure to achieve significant market acceptance of our product candidates will materially harm our business. We believe that recommendations by physicians and health care payors will be essential for market acceptance of any product candidates we advance. Efforts by health care payors to keep health care costs down may threaten profitability.
Our product candidates will remain subject to ongoing regulatory review even if they receive marketing approval. If we fail to comply with continuing regulations, we could lose these approvals, and the sale of our products could be suspended.
     Even if we receive regulatory approval to market a particular product candidate, the FDA or foreign regulatory authority could condition approval on conducting additional and costly post-approval studies or could limit the scope of approved labeling. Moreover, the product may later cause adverse effects that limit or prevent its widespread use, force us to withdraw it from the market or impede or delay our ability to obtain regulatory approvals in additional countries. In addition, the manufacturer of the product and its facilities will continue to be subject to FDA review and periodic inspections to ensure adherence to applicable regulations. After receiving marketing approval, the FDA imposes extensive regulatory requirements on the manufacturing, labeling, packaging, adverse event reporting, storage, advertising, promotion and record keeping related to the product. If we fail to comply with the regulatory requirements of the FDA and other applicable U.S. and foreign regulatory authorities or previously unknown problems with our products, manufacturers or manufacturing processes are discovered, we could be subject to administrative or judicially imposed sanctions, including:
•	restrictions on the products, manufacturers or manufacturing processes;

•	warning letters;

•	civil or criminal penalties or fines;

•	injunctions;

•	product seizures, detentions or import bans;

•	voluntary or mandatory product recalls and publicity requirements;

•	suspension or withdrawal of regulatory approvals

•	total or partial suspension of production; and

•	refusal to approve pending applications of marketing approval of new drugs or supplements to approved applications.
We intend to seek regulatory approvals for our products in foreign jurisdictions, but we may not obtain any such approvals.
     We intend to market our products outside the United States, either alone or with a commercial partner. In order to market our products in foreign jurisdictions, we may be required to obtain separate regulatory approvals and comply with numerous and varying regulatory requirements. The approval procedure varies among countries and jurisdictions and can involve additional testing, and the time required to obtain approval may differ from that required to obtain FDA approval. We have no experience with obtaining any such foreign approvals. Additionally, the foreign regulatory approval process may include all of the risks associated with obtaining FDA approval. For all of these reasons, we may not obtain foreign regulatory approvals on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign countries or jurisdictions or by the FDA. We may not be able to file for regulatory approvals and may not receive necessary approvals to commercialize our products in any market. The failure to obtain these approvals could materially adversely affect our business, financial condition and results of operations.
Other Risks Related to Owning Our Securities.
Our founder and certain institutional investors have voting control over our outstanding shares of common and preferred stock.
     As of December 31, 2005, Evan C. Unger, MD, our company founder, president and chief executive officer and director, beneficially owned approximately 16.7% of our outstanding common stock, 17.5% of our outstanding Series A Preferred Stock and 14.5% of our outstanding Series D Preferred Stock, all of which in the aggregate comprised 14.6% of our outstanding voting stock on an as-converted to common stock basis. In addition, Dean Unger, father of Evan Unger, beneficially owned approximately 4.1% of our outstanding common stock, 8.1%% of the outstanding Series A Preferred Stock and 6.7% of the outstanding Series D Preferred Stock, all of which in the aggregate comprised 4.2% of our outstanding voting stock on an as-converted to common stock basis. John A. Moore, our executive vice president and chairman of the board, and Edson Moore Healthcare Ventures, an entity controlled by Mr. Moore, beneficially owned all of the outstanding Series B Preferred Stock and Series C Preferred Stock, 1.3% of our outstanding common stock and 12.4% of the outstanding Series D Preferred Stock, all of which in the aggregate comprised 8.6% of our outstanding voting stock on an as-converted to common stock basis. Coronado Venture Fund IV, LP, Solstice Capital Limited Partnership, Arizona Angels Fund I, LLC and members of Desert Angels, Inc. collectively beneficially owned 5.1% of the outstanding common stock, 38.2% of the outstanding Series A Preferred Stock and 26.2% of the outstanding Series D Preferred Stock, all of which in the aggregate comprised 9.5% of our outstanding voting stock on an as-converted to common stock basis. As a group, the foregoing stockholders beneficially owned approximately 27.1% of the outstanding common stock, 100%

of the outstanding shares of Series B Preferred Stock and Series C Preferred Stock, 63.9% of the outstanding Series A Preferred Stock and 60.0% of the outstanding Series D Preferred Stock, all of which in the aggregate comprised 36.9% of our outstanding voting stock on an as-converted to common stock basis. These stockholders currently control votes sufficient to elect a majority of the directors and control the outcome of many important stockholder decisions and may make such decisions in their own interest, which may not be in the best interests of our other stockholders.
We will incur increased costs as a reporting company which may make it more difficult to achieve profitability and an active trading market.
     We will become subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, upon effectiveness of this registration statement. As a reporting company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The disclosures that we will be required to make will generally involve a substantial expenditure of financial resources. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the Securities and Exchange Commission, have required changes in corporate governance practices of public companies. We expect that full compliance with these new rules and regulations will significantly increase our legal and financial compliance costs and make some activities more time-consuming and costly. For example, as a result of being a reporting company, we will be required to create additional board committees and adopt policies regarding internal controls and disclosure controls and procedures. Such additional reporting and compliance costs may negatively impact our financial results and may make it more difficult to achieve profitability. To the extent our earnings suffer as a result of the financial impact of our SEC reporting or compliance costs, our ability to develop an active trading market for our securities could be harmed.
     We expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance. We may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these new rules, and the financial resources that will be expended as a consequence of our being a reporting company, but cannot predict or estimate the amount of additional costs that may be incurred or the timing of such costs.
Holders of our securities are at significant risk of suffering dilution.
     Various provisions of certain of our existing financing documents may cause significant dilution to those holders of our securities who do not benefit by such provisions. These provisions include penalty clauses that result in the issuance of additional shares of common stock to prior investors if we do not become a public reporting entity by specific dates (as early as March 29, 2006), as well as full ratchet and weighted average anti-dilution provisions that could result in the issuance of additional shares of our common stock, either immediately or upon future conversion of convertible securities, to investors in certain of our common and preferred stock offerings.

We may have to make significant payments to holders of our common stock upon the occurrence of certain liquidity events.
     If, at any time prior to the effective date of an initial public offering of our common stock pursuant to a registration statement filed pursuant to the Securities Act of 1933, we enter into a transaction involving a merger or consolidation following which we are not the surviving entity or involving a sale of substantially all of our assets, then certain holders of our common stock will have the right to cause us to repurchase their shares of common stock immediately prior to and conditioned upon the consummation of such transaction at a price equal to 150% of the original purchase price for such shares. Under certain limited circumstances, the payment of the repurchase price may be satisfied by tendering payment in the form of the acquiring entity’s securities. The maximum amount we could have to pay to holders of our common stock pursuant to this right is $40,500,000.
We may have to make significant payments to holders of our preferred stock in order to satisfy certain redemption obligations.
     To the extent we have funds legally available on the applicable dates for redemption of shares, we are subject to the following redemption obligations with respect to our preferred stock:
•	The holders of a majority of the outstanding shares of our Series A Preferred Stock and Series D Preferred Stock (voting together as a single class on an as-if-converted to common stock basis), may require us to redeem all, but not less than all, outstanding shares of the Series A Preferred Stock and Series D Preferred Stock, at a per share redemption price equal to $5.50, or an aggregate of $15,011,568, plus any unpaid dividends on such shares, payable in three annual installments beginning on December 31, 2008.

•	On December 31, 2008, we are required to redeem all outstanding shares of Series B Preferred Stock, at a per share redemption price equal to $16.00, or an aggregate of $9,491,616, plus any unpaid dividends on such shares.

•	On December 31, 2008, we are required to redeem all outstanding shares of Series C preferred Stock, at a per share redemption price equal to $7.00, or an aggregate of $1,999,998, plus any unpaid dividends on such shares,

•	In the event we sell all or substantially all of the rUK and rproUK technologies that we purchased from Abbott Laboratories at any time prior to September 30, 2007, and if at such time we are not subject to the public reporting requirements of Section 12(g) or Section 15(d) of the Securities Exchange Act, then the holders of a majority of the then outstanding shares of Series E Preferred Stock may require us to redeem all, but not less than all, of the outstanding shares of Series E Preferred Stock, at a per share redemption price equal to $10.00, or an aggregate of $10,000,000.
In the event a market develops for shares of our common stock, the market for such shares of common stock may experience extreme price and volume fluctuations.
     There is currently no public market for shares of our common stock, we are not selling any shares pursuant to this registration statement or applying to list any of our shares on a stock exchange, and our shares are not currently traded on any stock exchange. To the extent a market for shares of our common stock develops in the future, the price of our shares may fluctuate substantially due to a variety of factors, including:
•	announcements of technological innovations or new products by us or our competitors;

•	announcements of FDA approval or disapproval of our products;

•	the success rate of our discovery efforts, animal studies and human trials;

•	developments or disputes concerning patents or proprietary rights, including announcements of infringement, interference or other litigation regarding these rights;

•	the willingness of collaborators to commercialize our products and the timing of commercialization;

•	changes in our strategic relationships which adversely affect our ability to acquire or commercialize products;

•	announcements concerning our competitors, or the health care industry in general;

•	public concerns over the safety of our products or our competitors’ products;

•	changes in governmental regulation of the health care industry;

•	changes in the reimbursement policies of third-party insurance companies or government agencies;

•	actual or anticipated fluctuations in our operating results from period to period;

•	variations in our quarterly results;

•	changes in financial estimates or recommendations by securities analysts;

•	changes in accounting principles; and

•	the loss of any of our key scientific or management personnel.
In addition, the market prices of the securities of health care and medical technology companies, particularly companies like ours without product revenues and earnings, have been highly volatile, and may continue to be highly volatile in the future. This volatility has often been unrelated to the operating performance of particular companies. In the past, securities class action litigation has often been brought against companies that experience volatility in the market price of their securities. Whether or not meritorious, litigation brought against us could result in substantial costs and a diversion of management’s attention and resources.

Our common stock may be subject to regulation as a “penny stock.”
     Our common stock may be subject to regulation as a “penny stock,” which generally includes stocks traded on the OTC Bulletin Board or pink sheets that have a market price of less than $5.00 per share. If such shares trade for less than $5.00 per share, they would be subject to Rule 15g-9 under the Securities Exchange Act of 1934 which, among other things, requires that broker/dealers satisfy special sales practice requirements, including making individualized written suitability determinations, providing disclosure explaining the nature and risks of the penny stock market, receiving a purchaser’s written consent prior to any transaction and waiting two days before effecting the transaction. Such requirements could severely limit the liquidity of your securities.
If we fail to develop and maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud; as a result, current and potential stockholders could lose confidence in our financial reporting, which could harm our business and the trading price of our common stock, should a market for such securities ever develop.
     Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. We have not undertaken any efforts to develop a sophisticated financial reporting system. Section 404 of the Sarbanes-Oxley Act of 2002 requires us to evaluate and report on our internal controls over financial reporting and will require our independent registered public accounting firm annually to attest to such evaluation, as well as issue their own opinion on our internal control over financial reporting. The process of strengthening our internal controls and complying with Section 404 is expensive and time consuming, and requires significant management attention, especially given that we have not previously undertaken any efforts to comply with the requirements of Section 404. We cannot be certain that the measures we will undertake will ensure that we will maintain adequate controls over our financial processes and reporting in the future. Furthermore, if we are able to rapidly grow our business, the internal controls that we will need will become more complex, and significantly more resources will be required to ensure our internal controls remain effective. Failure to implement required controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. If we or our auditors discover a material weakness, the disclosure of that fact, even if quickly remedied, could diminish investors’ confidence in our financial statements and harm our stock price. In addition, non-compliance with Section 404 could subject us to a variety of administrative sanctions, including ineligibility for listing on one of the Nasdaq Stock Markets and the inability of registered broker-dealers to make a market in our common stock.

OUR BUSINESS
Overview of ImaRx Therapeutics
     We are a biopharmaceutical development company with an initial focus in the areas of stroke and vascular disease. We are pursuing development and commercialization of therapies that can be administered by injection into the bloodstream to break up or dissolve blood clots and restore essential oxygen supply to bodily organs and tissues. We believe our technologies can be useful in a variety of applications, and are currently focusing primarily on three medical indications: blood clots that form in and prevent the use of central venous catheters placed in patients for a variety of medical purposes; blood clots occurring in parts of the circulatory system other than the heart and brain, also known as peripheral vascular thrombosis; and blood clots blocking arteries leading to or within the brain, also known as ischemic stroke. We believe that there are over 10 million patients in the U.S. each year who are diagnosed with medical complications resulting from blood clots in these three categories.
     We are pursuing two technological approaches for breaking up or dissolving blood clots. The first is a group of clot-dissolving, or thrombolytic, drugs that are recombinant versions of a compound known as urokinase, which is a naturally occurring human protein produced by the kidneys. A human tissue culture manufactured form of urokinase sold and marketed under the trade name of Abbokinase® is currently approved by the U.S. Food & Drug Administration, or FDA, for dissolving blood clots in the lungs. Our recombinant urokinase, or rUK, is substantially equivalent in overall structure and function to Abbokinase, but is manufactured via recombinant technology, meaning that it is genetically engineered, as opposed to a human cell culture process. rUK has been shown in prior Phase III clinical trials to be safe and effective in dissolving catheter occlusions. rUK has been shown to be well tolerated by patients with occluded catheters, as well as other indications such as occluded coronary artery bypass grafts, peripheral artery occlusive disease and deep vein thrombosis. We are planning to pursue FDA approval for use of rUK to clear catheter-based occlusions. Since Abbokinase is already approved for treatment of pulmonary embolisms, we plan to also pursue FDA approval of our rUK product candidate in a peripheral vascular dosage form (ten times the dose for catheter clearance) by focusing on this same indication initially as a replacement product. A prior Phase III clinical trial using a pro-drug variant of our recombinant urokinase compound, or rproUK, which is activated at the site of a blood clot, demonstrated that stroke patients treated with our rproUK within six hours of the onset of symptoms are more likely to avoid moderate or severe neurological disabilities after 90 days when compared with patients treated with only a common anticoagulant. This six-hour window for treatment is considerably longer than the label claim associated with any other thrombolytic drug currently available for stroke patients.
     The other principal technology we are pursuing involves the use of our proprietary nanobubbles, in combination with externally administered ultrasound, to physically cause blood clots to break apart due to the cavitation, or rapid expansion and contraction, of the nanobubbles until they collapse. Our proprietary bubbles are primarily composed of three fatty acids, or lipids, encapsulating a biocompatible gas, and are about the size of 1/100th the width of a human hair, so we refer to them as “nanobubbles.” We believe the use of our nanobubbles and ultrasound to break up clots will be a safe means of therapy for blood clots, in part because our therapeutic nanobubbles are variants of similar bubbles originally developed by our scientific team that are currently approved by the FDA for use as a diagnostic ultrasound contrast agent; in addition, the ultrasound needed to cavitate and burst our nanobubbles is within FDA-approved diagnostic power ranges. We are currently conducting a feasibility study designed to demonstrate that applying ultrasound to nanobubbles in combination with thrombolytic drug therapy does not have a detrimental effect on safety and suggests enhanced efficacy in the treatment of ischemic stroke. We intend to initiate a dose ranging trial in 2006 using the combination of nanobubbles and ultrasound without a lytic drug to determine the maximum safe dosage of nanobubbles in the treatment of ischemic stroke. We have developed a broad portfolio of issued patents and exclusive licenses for the use of nanobubbles and ultrasound for a wide range of therapies, including the elimination of blood clots in various parts of the body. We also intend to research the potential uses of our nanobubble technology as an oxygen delivery agent that can be used to treat a variety of medical problems, including the preservation of at-risk brain tissues of ischemic stroke patients.
     We were originally organized as an Arizona limited liability company on October 7, 1999 (our date of inception for accounting purposes), and we were subsequently converted to an Arizona corporation in January 2000 and then to a Delaware corporation on June 23, 2000. Our executive offices are located at 1635 E. 18th St., Tucson, AZ 85719 and our telephone number at that location is (520) 770-1259. As of January 27, 2006 we had 32 employees.
Industry Background
     Medical Conditions Related to Blood Clots
     The formation of a blood clot, or thrombus, is a natural process by which blood thickens and coagulates into a mass of blood cells, platelets and strands of fibrin. Formation of a clot is the body’s primary mechanism for obstructing blood flow and curtailing bleeding from wounds or other injuries to blood vessels. However, blood clots may also arise in connection with a variety of other adverse health conditions, such as heart disease, high blood pressure, auto-immune disorders, bleeding disorders and inflammatory disease. Smoking, obesity and lack of exercise and long periods of inactivity caused by required bed rest or immobilization can also increase an individual’s chances of developing a blood clot.
     When a blood clot blocks normal blood flow within the body, it can have a variety of undesirable effects. Heart attacks and strokes often occur when a vessel that supplies blood to the heart or the brain is obstructed by a clot, thereby cutting off or reducing the supply of blood and essential oxygen to heart or brain tissues. Many other medical conditions can also result from or give rise to blood clots. For example, blood clots often are found in the peripheral vascular system, outside of the heart and brain, as a result of either organic causes that give rise to a clot in a certain location, or a piece of a clot in one part of the body dislodging and being pumped through the bloodstream to another organ or part of the body. Blood clots in the peripheral vascular system are described as pulmonary embolisms (PE) when they lodge in the lungs; as deep vein thrombosis (DVT) when they arise in the legs or other large veins in the body; and as peripheral arterial occlusions (PAO) when they occur in arteries leading to the legs, arms or internal organs. Surgery and other medical procedures, such as catheter-based administration of dialysis or other treatments, can also give rise to unwanted clotting around the site of an incision or within blood vessels.
     These instances of unwanted clotting exact an enormous cost in terms of both the health of the population as well as the expense of treating their resulting medical effects:
•	Over 5 million central venous catheters are placed in patients, and approximately 850,000 become occluded by blood clots, in the U.S. each year. In addition to interfering with their function, occlusions are one source of the 250,000 catheter-based blood stream infections in the U.S. annually, with an estimated cost to the healthcare system of $25,000 per episode.

•	Pulmonary embolisms, or PE, which occur in approximately 600,000 patients in the U.S. every year, must be treated shortly after onset, and are responsible for nearly 60,000 deaths in the U.S. annually, most within 30-60 minutes after symptoms start.

•	Deep vein thrombosis, or DVT, which can arise from simple lack of exercise of the lower extremities while on a long airplane flight, is estimated to afflict almost 2 million Americans annually, but is diagnosed in only 600,000 new patients per year in the U.S. DVT also requires prompt medical attention since pulmonary embolism and death can result if a portion of the clot breaks off into the bloodstream.

•	Peripheral artery occlusive disease, or PAOD, a condition affecting 8 to 10 million Americans each year, including more than 20 percent of Americans over 70 years of age, can result from or give rise to blood clots that obstruct large peripheral arteries, and can cause ischemia, which is a reduction of oxygen supply to tissues fed by the affected arteries. An additional risk associated with PAOD is that a portion of the clot may break off and result in a pulmonary embolism or stroke.

•	More than 700,000 patients each year in the U.S. have a stroke. Stroke is the third leading cause of death and the leading cause of serious long-term disability in the U.S., accounting for over $54 billion of healthcare costs in 2004. Ischemic strokes, which are those caused by a blockage (as opposed to a hemorrhage) of an artery in the brain, account for nearly 85% of all strokes.
     Existing Therapies for Treatment of Blood Clots
     Currently available therapeutic approaches for dissolving or eradicating blood clots before they cause death or serious medical consequences fall into two categories: clot-dissolving drugs; and mechanical devices that remove or destroy the clots. The first category includes a relatively small group of compounds known as thrombolytic drugs, which dissolve blood clots by activating enzymes that break up the fibrin strands in the clots. Today, the most widely used of these thrombolytic drugs is a recombinant form of tissue plasminogen activator, commonly referred to as tPA or Activase. This drug is marketed under three different formulations, including alteplase which is approved by the FDA for use in catheter occlusion clearance, tenecteplase which is approved for acute myocardial infarction (heart attack), and alteplase recombinant, which is approved for pulmonary embolism and is also the only thrombolytic currently approved by the FDA for treatment of ischemic stroke. Another thrombolytic agent is urokinase, a naturally occurring enzyme produced by human kidney cells, which is currently approved for treatment of pulmonary embolism. Streptokinase, made from a protein secreted by the streptococcus bacteria, is currently approved for use in myocardial infarction, deep vein thrombosis and pulmonary embolism. Worldwide sales of thrombolytic drugs exceed $300 million annually.
     Currently available thrombolytic drugs, however, generally involve a variety of side effects and other characteristics that can limit their usefulness in treating blood clots:
     Risk of Unwanted Bleeding. Because their mechanism of action involves activating plasminogen at the site of the clot into plasmin which dissolves fibrin, thrombolytic drugs involve some risk that they will dissolve other clots including those formed naturally in response to vessel injury. This damage can be even more pronounced in tissues that may have already been damaged or weakened by inadequate blood flow, or ischemia. These risks vary from drug to drug — tPA is generally recognized as the most aggressive approved thrombolytic, with the highest associated bleeding risk. Urokinase is generally thought to have a lower risk of bleeding relative to tPA. As a result of these risks of unwanted bleeding, thrombolytics are approved by the FDA subject to strict limitations on how long and in what dosages they can be administered. Patients who are already taking other medications to prevent the formation of clots, such as anticoagulants or antiplatelets, may also not be good candidates for the use of thrombolytics due to increased bleeding risk.
     Time Window for Administration. In situations involving an ischemic stroke or other ischemia resulting from blood clots, the reduction of the blood and oxygen supply to tissues fed by the occluded blood vessel results in a degradation and sometimes the eventual death of those tissue cells. In the case of an ischemic stroke, this process of gradual degradation takes place at a variable rate depending on the location of the occlusion and whether it is a full or partial occlusion of the vessel. After a certain period of time, the damage to and loss of the affected brain tissues becomes permanent. During this transition period, the gradual weakening of those tissues also makes them even more susceptible to potential bleeding caused by administration of a thrombolytic drug. For this reason, the FDA also imposes limitations on how long after an ischemic event such drugs can be administered. For example, the time window in which tPA is approved to be administered to treat an ischemic stroke is within three hours of onset of stroke symptoms. This presents a severe limitation on its usefulness, since only 8-15% of stroke patients in the U.S. recognize their symptoms and reach an emergency room within this treatment window. Less than four percent of ischemic stroke patients in the U.S. (less than one-third of those who arrive at a hospital within three hours) ultimately receive treatment with a thrombolytic drug to help dissolve their blood clots.
     Possible Immune Response. Some patients experience an immune response to the continued administration of thrombolytic drugs, meaning that such drugs have no effect, and some of these drugs are more likely to provoke such a response within a shorter course of administration than others. For example, the thrombolytic drug streptokinase is a bacterial product, so the body has a tendency to build up an immunity against it. By contrast, urokinase, is generally recognized as having a low likelihood of causing an immune reaction because it is a natural human protein.
     Aside from thrombolytic drugs, there are also several mechanical means for removing or destroying blood clots. Thrombectomy, or surgical clot removal, is used to treat peripheral vascular patients with occluded dialysis grafts, deep vein thrombosis or peripheral arterial occlusions. These are invasive procedures with all of the risks that accompany any major surgery. There are also some mechanical devices that can be introduced through a catheter-based delivery system and used either to physically break up a blood clot or to ensnare the clot sufficiently that it can be pulled back through the vascular system and out of the body. These mechanical devices require a catheter-lab and skilled personnel for delivery of therapy, and while they do not cause the same bleeding risk as thrombolytic drugs, they can pose some risk of damaging other tissues during the treatment process, or even breaking off a piece of the clot which can then become the cause of a stroke or occlusion in some other part of the body.
Our Solution
     We are currently pursuing two principal technologies for breaking up or dissolving blood clots:
•	our proprietary recombinant urokinase thrombolytic drugs; and

•	our proprietary nanobubbles in conjunction with externally-administered ultrasound.
We are also currently investigating a combination of both technologies, in which ultrasound is administered to our nanobubbles along with a thrombolytic drug. We believe these technologies, used individually and in combination, have the potential to provide effective treatment options for blood clots and related medical conditions, and to broaden the availability of interventional treatments to a greater number of patients suffering from certain indications, such as ischemic stroke.
     Recombinant Urokinase and Recombinant Prourokinase
     We acquired the rights to our recombinant urokinase, or rUK, and recombinant prourokinase, or rproUK, technologies from Abbott Laboratories in September 2005. The terms of this technology acquisition are described under “OUR BUSINESS — Patent and Proprietary Rights.”
     rUK is a recombinant glycosylated urokinase that is substantially equivalent in overall structure and function to the human tissue culture urokinase that Abbott Laboratories has marketed as Abbokinase® for nearly 20 years. However, we believe that rUK is more cost-effective and easier to manufacture and a safer product than human tissue culture urokinase. This is largely attributable to the fact that rUK is produced through a more modern and controllable recombinant manufacturing process, in contrast to human tissue culture urokinase, which is manufactured from harvested human kidney cells, creating the opportunity for viral contamination. We also believe rUK is safer than tissue culture urokinase, in part because we expect a much lower percentage of patients will experience an immune response to rUK, compared to Abbokinase, since rUK has a higher percentage of active agent and less uncharacterized material. Abbott Laboratories has completed 11 clinical trials using rUK, providing safety data on 1,941 treated subjects. Two of these trials were Phase III clinical trials for catheter clearance. We plan to seek regulatory approval for rUK to treat catheter clearance initially in one dosage form, and then seek regulatory approval for a second dosage form to potentially treat other peripheral vascular indications.
     rproUK is manufactured through a process similar to that of rUK, so we believe it offers the same cost-effectiveness and overall safety profile as rUK. However, since rproUK dissolves clots by being converted into rUK only after it comes into contact with a blood clot, we believe it poses less of a bleeding threat as it circulates through the bloodstream, and may as a result be amenable to being administered intravenously and for a longer window of time after an ischemic stroke than other thrombolytic drug treatments. In a Phase III clinical trial, rproUK was shown to be safe and effective in breaking up a blood clot for up to six hours following the occurrence of an ischemic stroke, which is twice as long as the period of use approved by the FDA for tPA, the only other thrombolytic drug approved for that indication.
     Nanobubbles with Ultrasound (SonoLysis)
     We are developing a technological approach, which we call SonoLysis®, that involves the intravenous injection of nanobubbles into the bloodstream, followed by the external administration of targeted ultrasound, as a therapy for breaking up blood clots. Nanobubbles exposed to ultrasound waves can be made to cavitate (expand and contract vigorously and then collapse) by administering ultrasound energy that is within the FDA-approved power range for diagnostic applications. To administer SonoLysis, nanobubbles are injected intravenously into the bloodstream, disperse naturally throughout the body, and travel to the site of the blood clot, where they are able to penetrate the clot because of their small size. External ultrasound is administered to the site of the blood clot, causing the nanobubbles to cavitate and break up the blood clot. Because of its unique mechanism of action, we believe SonoLysis will have a significantly lower risk of bleeding compared to thrombolytic therapy. Studies indicate that some patients have salvageable brain tissue up to twelve hours after occurrence of a stroke. We believe SonoLysis may be an effective therapeutic approach for those ischemic stroke patients with salvageable brain tissue who are either beyond the time window for thrombolytic treatment, or are otherwise not good candidates for use of thrombolytic drugs due to factors that could cause increased risk of bleeding. We plan to conduct clinical studies using our SonoLysis technology to treat ischemic stroke beginning in the second quarter of 2006.
     We have developed a broad portfolio of issued patents and exclusive licenses for the use of nanobubbles and ultrasound for treatment of blood clots in various parts of the body, including over 115 worldwide issued patents and over 85 worldwide pending patent applications.

     We also hold an exclusive, worldwide license to the use of intellectual property relating to targeted and tissue specific ultrasound diagnostic products. This intellectual property is owned by DuPont® Contrast Imaging, Inc. and this license was entered into on October 7, 1999. This is a royalty-free license. The license agreement terminates upon the expiration of the respective patent rights to products that are developed under the agreement.
     We also hold an exclusive, worldwide license to intellectual property relating to methods of destroying cells by applying ultrasound, wherein the cells are in a preparation containing or producing microbubbles. This intellectual property is owned by Dr. med. Reinhard Schlief (hereinafter Dr. Schlief) and this license was entered into on January 4, 2005. In consideration for this technology license, we are obligated to pay Dr. Schlief royalties on any future net sales of products relating to the license. Dr. Schlief also received warrants to purchase 20,000 shares of our common stock. The license agreement terminates upon the expiration of the respective patent rights to products that are developed under the agreement. We may terminate this license for any reason upon providing Dr. Schlief 60 days written notice.
     SonoLysis with Thrombolytic Drug (ProLyse)
     We are investigating a combination of our principal technology approaches, in which ultrasound is administered to nanobubbles along with a thrombolitic drug. Eventually we plan to develop this combination approach using our proprietary nanobubbles and rproUK drugs, as a therapy that we refer to as SonoLysis ProLyse™. We believe that the mechanical effects of nanobubble cavitation caused by SonoLysis at the site of a blood clot is likely to be synergistic with the enzymatic action of the rproUK, and that together they may shorten the time required to dissolve a blood clot, enable a lower dose of thrombolytic drug to be used, reduce the risk of bleeding and extend the treatment window for ischemic stroke patients. We are currently conducting a feasibility study, using FDA-approved nanobubbles and thrombolytic agents that are not proprietary to us, to demonstrate that nanobubbles do not have a negative effect on safety of thrombolytic therapy and suggest enhanced efficacy in ischemic stroke patients.
Business Strategy
     Our goal is to become the leading provider of therapies for breaking up or dissolving blood clots and restoring essential oxygen supply to bodily organs and tissues. The key elements of the business strategy by which we intend to pursue this goal are:
     Pursue multiple technological approaches for treating blood clots. We intend to continue development of several different technological approaches for breaking up or dissolving blood clots. We are currently pursuing two principal technologies for this purpose, our proprietary recombinant urokinase thrombolytic drugs, and our proprietary nanobubbles in conjunction with ultrasound. We are also currently investigating a combination therapy involving the application of ultrasound to nanobubbles along with a thrombolytic drug. We believe that by developing multiple technological approaches, and combinations of technologies, we can offer greater versatility and treatment options for particular blood clot indications, improve the safety profile of blood clot therapies, lengthen treatment windows for time-sensitive indications like ischemic stroke, and expand the group of patients for whom safe and effective therapies are available.

     Focus on flexible and easily administered therapies. We are developing both of our principal technologies with two goals in mind. First, they should be capable of being administered through a variety of techniques to maximize safety, efficacy and speed, including intravenous injection, infusion or through a catheter. Second, they should be capable of being administered easily across a wide range of institutional and clinical settings, without the need for extensive training. We believe that by focusing on the development of flexible and easily administered therapies, we can enable better patient outcomes, improve the speed of treatments, deliver more cost-effective therapies, and optimize our ability to achieve regulatory and reimbursement approvals.
     Focus on early revenue opportunities. We have identified certain applications for our technologies that we believe offer the potential for more rapid progress toward regulatory approval and commercial sales than others. These opportunities include, for example, our plan to leverage the data from the two completed Phase III clinical trials that demonstrate the safety and efficacy of rUK in treating catheters occluded by blood clots. We believe that, by concentrating initially on indications that may have a shorter path to regulatory approval and commencement of revenues, we may be able to reduce our cash consumption rate and extend our cash runway, and also accelerate the point at which we begin building the commercial infrastructure required for the sale and marketing of our approved therapies.
     Establish relationships with manufacturing and development partners. We do not intend to become a labor or capital intensive manufacturer or hardware developer or vendor. We are in the process of negotiating an arrangement for the manufacture of our recombinant urokinase thrombolytic drugs, and we already rely on a third party to manufacture our proprietary nanobubbles. We are also exploring alternatives for partnering with one or more established ultrasound vendors to develop a transcranial hardware device that would be used with our nanobubbles to dissolve blood clots in the brain. By relying on qualified strategic partners to perform specialized manufacturing and development functions, we believe we will be able to shorten development timelines and focus our own human and capital resources more effectively on developing and commercializing our proprietary technologies.
     Expand uses and protection of nanobubbles technology. Our technology portfolio includes a broad range of patented uses for our proprietary nanobubbles, and we intend to continue broadening the commercial applications for that technology. We are currently investigating potential use of our nanobubbles as an oxygen-delivery agent to help preserve at-risk tissues caused by blood clots in ischemic stroke, myocardial infarction and other ischemic indications. We believe that our nanobubbles may offer several distinct practical and safety advantages over traditional blood substitutes and even transfusions as an oxygen-delivery and tissue-protective agent. We also plan to investigate their potential use in other oxygen-delivery applications, both military and civilian, such as trauma/hemorrhagic shock, post-surgery anesthesia removal, and carbon monoxide poisoning. Because we are only in the preliminary stage of research as to these other potential applications, we intend to seek grants and partnering relationships to gradually expand the utility and value of our nanobubbles intellectual property platform.

Clinical Trials
rUK and rproUK Compound Trials
     rUK for Catheter Clearance. In September 2005 we acquired our rUK and rproUK compounds from Abbott Laboratories. Between 1990 and 2002, Abbott Laboratories evaluated rUK in 11 clinical trials involving 1,941 subjects. Six of these trials evaluated the ability of rUK to clear blood clots from central venous catheters. These six trials included:
•	a Phase 1 trial in 47 subjects to evaluate the safety and activity of rUK to clear a catheter blocked by a blood clot;

•	a Phase 2 dose-ranging trial in 122 subjects to evaluate the safety and efficacy of using rUK to clear blocked renal dialysis catheters;

•	a Phase 3 dose-ranging trial in 108 subjects to evaluate the safety and efficacy of using rUK to clear blocked central venous catheters used in oncology treatments;

•	a Phase 2 trial in 10 subjects to evaluate the safety and efficacy of using rUK combined with heparin, an anticoagulant, to prevent infection or blockage in catheters; and

•	two Phase 3 multinational trials in 1100 subjects to evaluate the safety and efficacy of using rUK to clear blocked non-hemodialysis central venous catheters.
     The first of the two Phase 3 trials was a randomized, double-blind, placebo-controlled trial involving a total of 180 subjects, 119 of whom were treated with rUK and 61 of whom were treated with placebo. The trial demonstrated that 54% of the catheters in the 119 patients treated with one or two doses of rUK were cleared within 60 minutes of rUK administration as opposed to only 30% in the control group.
     The second Phase 3 trial was an unblinded multinational trial involving a total of 920 subjects, all of whom were treated with rUK to clear blood clots in their central venous catheters. The endpoint in this trial was the percentage of subjects whose catheters were cleared after a single dose of rUK and after two doses of rUK. In the trial, 60% of the subjects had catheter function restored after one dose, and 75% of the subjects had catheter function restored after two doses.
     We believe these six trials together confirm the safety and efficacy of using rUK as a treatment for clearing blocked central venous catheters.
     Before we can commercialize rUK for catheter clearance, we need to establish manufacturing for the product, complete any final FDA requirements, and then submit a new drug application, or NDA, to the FDA. We are in the process of selecting a contract manufacturer and we intend to transfer the manufacturing know-how and methods to the vendor we select. We believe we will, at a minimum, be obligated to complete an immunogenicity study of approximately 200 subjects to satisfy a regulatory requirement previously agreed upon between Abbott Laboratories and the FDA. The FDA has been notified of our acquisition of the rUK compound and we intend to ask the FDA to allow us to use the existing rUK clinical trial data from the six rUK central venous catheter clearance trials in support of our NDA, although there can be no assurance that the FDA will allow us to use this clinical trial data.
     rUK for Other Indications. In addition to catheter clearance, we intend to pursue further development of rUK for additional indications such as peripheral artery occlusive disease, deep vein thrombosis, pulmonary embolism and myocardial infarction.
     rproUK for Stroke. Between 1995 and 1998, Abbott Laboratories evaluated the use of rproUK to treat acute ischemic stroke in two clinical trials involving a total of 220 subjects. The trials evaluated the efficacy of rproUK, administered directly into an artery to dissolve blood clots in subjects suffering from ischemic stroke.
     The first trial, conducted between 1994 and 1995, was a randomized Phase 2 trial in 40 subjects to evaluate the efficacy of rproUK in clearing the cerebral artery blocked by a blood clot. Of the 40 subjects, 26 received rproUK and 14 received heparin, a widely used anticoagulant. The primary efficacy endpoint was the percentage of subjects who had partial or complete recanalization, or restored blood flow, of the blocked artery two hours after receiving treatment. The trial showed that 57% of the subjects who received rproUK had partial or complete recanalization after two hours, while 14% of the subjects who received heparin had partial or complete recanalization after two hours.
     The second trial, conducted between 1996 and 1998, was a randomized Phase 3 trial in 180 subjects to evaluate the efficacy of rproUK in clearing the cerebral artery blocked by a blood clot. Of the 180 subjects, 121 received rproUK and the control group of 59 subjects received heparin. The primary efficacy endpoint was an assessment of subjects’ Rankin score, which is a clinically-accepted test for assessing neurological functioning in stroke patients, with a score of two or less signifying slight or no disability. Forty percent of the subjects who received rproUK had a Rankin score of two or less at the 90-day follow up, compared to only 25% of the subjects in the control group. The difference was considered statistically significant.
     The second trial also measured three secondary endpoints:
•	the ability of subjects to live at home without assistance at 90 days after treatment; the difference between the investigational and control subjects was not statistically significant;

•	the percentage of subjects who had a score of less than one on the NIH Stroke Scale, which is an assessment of neurologic deficit with a lower score corresponding to less impairment; the difference between the investigational and control subjects was not statistically significant; and

•	the percentage of subjects who had partial or complete recanalization of the blocked artery two hours after receiving treatment. The trial showed that 66% of the subjects who received rproUK had partial or complete recanalization after two hours, while 18% of the subjects to received heparin had partial or complete recanalization after two hours. This result was statistically significant.

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     Based on these trial data, the FDA requested that a second efficacy trial be conducted to confirm the safety and efficacy of rproUK in clearing the cerebral artery blocked by a blood clot. To date, this additional trial has not been conducted.
     As with our rUK compound, the FDA has been notified of our acquisition of the rproUK compound, and we intend to request the FDA to allow us to use the existing rproUK clinical trial data in support of efforts to obtain regulatory approval for the combination of rproUK and our nanobubbles and ultrasound to clear blood clots in patients with ischemic stroke, although there can be no assurance that the FDA will allow us to use this clinical trial data.
Nanobubbles with Ultrasound Trials
     We plan to submit an investigational device exemption, or IDE, with the FDA in the third quarter of 2006 to seek approval for a Phase 2a trial to study the safety and efficacy of our nanobubbles in combination with ultrasound to treat ischemic stroke. The trial will be designed as a dose-ranging study, and the primary purpose of the study will be to demonstrate the tolerability of nanobubbles with ultrasound in the treatment of ischemic stroke.
Nanobubbles, Ultrasound and Thrombolytic Trials
     We are currently conducting a 40-subject randomized Phase 2a trial under an investigational new drug application, or IND, to assess the safety and efficacy of a combination therapy using nanobubbles and ultrasound together with a thrombolytic agent for the treatment of ischemic stroke. Our goal is to develop a combination therapy using SonoLysis with our proprietary nanobubbles and rproUK. However, we do not yet have regulatory approval in the U.S. for rproUK and at the time we initiated the trial, in April 2005, we did not have U.S. regulatory approval for our proprietary nanobubbles. Thus, in the U.S. portion of the study we are using commercially-available contrast-agent bubbles, along with a t-PA thrombolytic, both from other sources. We are using our proprietary nanobubbles at our European sites.
     The trial is designed to study 40 subjects at up to 10 sites in the U.S. and up to 10 sites in Europe. The 30 subjects in the investigational group will receive treatment consisting of bubbles, ultrasound and t-PA, while the 10 subjects in the control group will receive treatment consisting of ultrasound and t-PA. The primary efficacy endpoint of the trial is the percentage of subjects who have recanalization up to two hours after receiving treatment, and the percentage of subjects who have a Rankin score of two or less 24 hours after treatment and 90 days after treatment. We expect to complete the enrollment of the last patient in the trial in the second quarter of 2006, and expect to complete the trial in the third quarter of 2006.
Manufacturing and Supplier Relationships
     We produce small quantities of our compounds for research purposes. All of our compounds use industry standard processes and readily accessible raw materials. We intend to contract with qualified third parties for the manufacture of larger quantities of any investigational products for clinical trials or approved products for commercial sale. We believe this strategy will allow us to focus on our core research and product development capabilities and reduce the substantial capital investment required to manufacture our products. We also believe that the use of experienced manufacturers will provide greater manufacturing specialization and expertise, higher levels of flexibility and responsiveness and faster delivery of products than in-house manufacturing. Specialized manufacturers are critical to our industry because they are required to comply with applicable good manufacturing practices prescribed by the FDA and other rules and regulations prescribed by foreign regulatory authorities. Further, we have identified multiple contract manufacturers for our products to minimize supply constraints and manage cost of goods.
Sales and Marketing
     We intend to rely primarily on distribution partners for the sale of all of our products. In addition, we may enter into strategic relationships with pharmaceutical and other companies as we deem appropriate for the marketing of some of our products, and we may rely on third parties for the advertising and promotion of our products. We believe that the benefits of entering into these third-party relationships for the sale and marketing of our products are two-fold. First, because we will not be required to invest significant time and resources to develop a large sales force internally, we will be able to focus on research and product development. Second, we hope to benefit from the advertising and promotion of our products by third parties that have established sales and marketing forces and likely have greater resources devoted to advertising and product promotion. We plan to retain a small number of internal sales and marketing personnel to establish and manage our relationships with our third-party distribution partners and to manage our direct and indirect advertising and promotional activities once we have a product approved by the FDA.
Competition
     There are a number of options for the treatment of blood clots, including surgical procedures, catheter-based procedures, thrombolytics, or combination techniques. The primary thrombolytic drug treatment on the market is Activase®, Genentech, Inc.’s brand of recombinant alteplase. Activase is currently the only thrombolytic drug that has been approved by the FDA for treatment of ischemic stroke, and is also approved for myocardial infarction and pulmonary embolism. Urokinase, marketed by Abbott Laboratories as Abbokinase, is another thrombolytic which is currently approved only for the treatment of pulmonary embolisms. Retavase, Centocor’s brand of recombinant reteplase, is approved for use in the management of myocardial infarction, for the improvement of ventricular function following myocardial infarction, and for reduction of congestive heart failure and mortality associated with myocardial infarction. Retavase also works by activating plasminogen in the blood to dissolve the fibrin in the clots that cause blockages in patients’ arteries during heart attacks, thereby improving blood flow to the heart.
     The primary device-based treatment for stroke on the market is the MERCI (Mechanical Embolus Removal in Cerebral Ischemia) Retriever, an intra-arterial catheter-based therapy. The MERCI Retriever, marketed by Concentric Medical, Inc. is a corkscrew-shaped device that is inserted through a catheter in the groin area and routed through the blood vessels to the site of the blockage. The device is used to engage the clot and pull it back through the catheter and out of the body. In addition to the MERCI Retriever for stroke, mechanical thrombectomy devices are approved and marketed by several medical device companies for myocardial infarction, peripheral indications and dialysis access grafts. For example, the AngioJet System, marketed by Possis Medical, Inc., includes several catheter models designed for thrombectomy of coronary arteries and bypass grafts, AV access conduits, and/or peripheral arteries. Other medical device companies marketing thrombectomy devices include, Arrow International, Inc., Boston Scientific Corporation, Edwards Lifesciences, OmniSonics Medical Technologies and ev3,Inc., among others.
     The market for thrombosis therapies is highly competitive and characterized by rapid technology development and change. Technological advances are continuous in our field and we expect that competition will intensify as our competitors continue to develop improved products and treatments. The primary factors affecting competition among products for treating blood clots are:
•	safety;

•	efficacy;

•	speed to effectiveness;

•	ease of administration;

•	cost-effectiveness; and

•	third-party payor reimbursement approval.
     We believe that, if our thrombosis treatments are approved for commercial sale, we will be well positioned to compete successfully; but there can be no assurance that we will be able to do so. Many of our competitors have significantly greater resources, clinical trial experience, research and development expertise, products that are well established in the market, regulatory approvals, and established relationships with providers, institutions, customers, distributors and third-party payors. These factors give many of our competitors significant market advantages over us. Our ability to successfully market and sell our products would be negatively influenced if our competitors develop products or treatments that are more effective, safer or less expensive than those that we develop, or if our competitors develop products or treatments that are more readily adopted by medical providers or third-party payors than ours. Successful product developments by our competitors could also render our products or treatments uncompetitive or obsolete.
Patent and Proprietary Rights
     We pursue and maintain intellectual property rights in the United States and worldwide. We rely on a combination of patents, trademarks, trade secrets, know-how and nondisclosure agreements to protect our intellectual property and proprietary rights. As of January 27, 2006, we own approximately 52 issued United States patents, over 30 United States pending patent applications, over 30 foreign patents and over 72 international or foreign patent applications. The expiration dates for our issued patents range from 2009 to 2021.
     When appropriate, we actively seek protection for our products, technologies, know-how and proprietary information by in-licensing intellectual property. As of January 27, 2006, we have in-licensed, from institutions such as UNEMED (a University of Nebraska Medical Center Corporation), DuPont® Contrast Imaging, Inc., Abbott Laboratories, Inc. and others, the worldwide exclusive rights to more than 48 United States patents, at least one United States patent application and their respective international and/or foreign patent and foreign patent application counterparts. We have in-licensed intellectual property relating to our catheter clearance and clot lysis technologies, among other things.

     We rely on licenses from third parties or co-ownership rights relative to certain key technology aspects of our product candidates, including:
•	an exclusive, worldwide, royalty-free license entered into on October 7, 1999 to intellectual property relating to targeted and tissue-specific ultrasound diagnostic and therapeutic products owned by DuPont® Contrast Imaging, Inc.;

•	an exclusive, worldwide license to intellectual property relating to thrombolytic agents and methods of treating thrombosis from UNEMED, entered into on October 10, 2003 for which we are obligated to pay UNEMED 2% royalties on any future net sales of products subject to the intellectual property, and to pay minimum annual royalty payments;

•	an exclusive, worldwide license entered into on January 4, 2005 to intellectual property relating to methods of destroying cells by applying ultrasound to them in the presence of microbubbles, owned by Dr. med. Reinhard Schlief, for which we are obligated to pay Dr. Schlief 2% royalties on any future net sales of products subject to the licensed intellectual property.

•	an exclusive, royalty-free license as well as certain co-ownership rights pertaining to patents and other intellectual property relating to the use of rUK and rproUK to dissolve blood clots; these rights were acquired in September 2005 as part of the technology assets that were purchased from Abbott Laboratories, for consideration consisting of 1,000,000 shares of our Series E Preferred Stock valued at $4.00 per share, $5,000,000 in cash, and a 6% non-recourse promissory note for $15,000,000 that matures on December 31, 2006 and is secured by the acquired technology; refer to the discussion of risks relating to this manufacturing transfer under “Risk Factors — Risks Relating to Our Business — If, using the technologies we acquired from Abbott Laboratories, we cannot produce rUK and rproUK to the specifications previously produced by Abbott, we may not be able to pursue our business strategy and our ability to generate revenues may be harmed.”
Trademarks
     We pursue and maintain trademark protection in the United States and worldwide. As of January 27, 2006, we own two United States registered trademarks, two pending United States trademark applications, and approximately 20 issued foreign trademarks.
Government Regulation
     We are subject to extensive regulation by U.S. and international governmental regulatory authorities in connection with the development, manufacture and commercialization of potential therapeutic products.
     Categories of Regulation
     In the United States, our product candidates may be subject to regulation as drugs, biologics or medical devices. In some cases, our product candidates may fall into multiple categories and require regulatory approval in more than one category. For example, some of the therapies that we are developing involve a combination of drug and device, which will likely require approval as to each before we could market such combination therapy to the public. Drugs and medical devices are subject to regulation under the Federal Food, Drug, and Cosmetic Act, and biological products, in addition to being subject to certain provisions of that Act, are also regulated under the Public Health Services Act. Our industry is heavily regulated. A variety of statutes and regulations govern, among other things, the testing, manufacturing, safety, efficacy, labeling, storage, recordkeeping, advertising and other promotional practices involving the regulation of drugs, devices and biologics. Our products are in the early stages of development, and have a long path ahead toward regulatory approval.

     In Europe and other parts of the world, our products are also subject to regulation as drugs, biologics or medical devices and must meet similar regulatory hurdles as in the United States to gain approval and reach the market.
     Regulation of New Drugs and Biologics
     Our research and development activities and the manufacturing and marketing of our product candidates are subject to regulation by the United States Food and Drug Administration, or FDA, and comparable regulatory agencies in state and local jurisdictions as well as regulatory agencies in foreign countries. These regulatory bodies impose mandatory procedures and standards for the conduct of clinical trials and the manufacture and marketing of products for human therapeutic use. Before obtaining registration and marketing authorization for commercialization of each of our products we must demonstrate through non-clinical and clinical studies that our product candidates are safe and efficacious for the indication for which we are seeking approval. For new drugs, a new drug application, or NDA, must be completed before bringing a new drug to market. For biologics, a biological license application, also known as a BLA, must be completed. For devices, a pre-market application, also known as a PMA, must be completed before commercialization.
     Before initiating any clinical studies we are required to submit an Investigational New Drug Application, or IND, or Investigational Device Exemption, or IDE to the FDA for each new drug or device, respectively, we plan to pursue. Each IND or IDE that we submit to the FDA will become effective 30 days after receipt by the FDA of our application, unless they notify us within the 30-day period that they have a concern about our conduct of the clinical study. If the FDA expresses such a concern, we and the FDA will be required to resolve any outstanding concerns before our clinical trial can begin. In addition, an independent institutional review board, or IRB, must review and approve each study protocol and related clinical documentation at each site before study initiation. Regulatory authorities, an IRB, or we may suspend a clinical trial at any time for various reasons, especially as it relates to the safety of the product being studied. As part of this FDA regulatory process, we will be required to collaborate with qualified investigators who will supervise the administration of our trials and insure that our studies adhere to FDA regulations and the general investigational plans and protocols contained in our IND or IDE.
     Each of our product development projects is initiated as a non-clinical testing program and includes laboratory evaluation and characterization of the safety and efficacy of a product and its formulation. We will submit these non-clinical results to the FDA as a part of an IND or IDE that also contains a clinical development plan and a specific clinical protocol. Human clinical trials are typically conducted in three sequential phases that may overlap. Phase I studies represent the initial administration of a drug to a limited population, healthy individuals and/or patients, to evaluate the product candidate for safety or adverse effects, dosage tolerance, absorption, distribution, metabolism, excretion, and clinical pharmacology. Phase II development involves the study of a product candidate in the actual intended patient population to continue to evaluate potential adverse effects and safety risks, to assess the efficacy of the product for a specific indication, and to determine dose tolerance and the optimal dose range. We will generally conduct multiple Phase II trials to obtain information before initiating the larger, more expensive Phase III studies. In some situations we may conduct a “Phase IIb” study, or a second, confirmatory Phase II study that could, if positive, serve as a pivotal trial for the approval of a product candidate. When an investigational product has been shown to have some efficacy and is generally well tolerated in the targeted patient population, Phase III studies are initiated. Phase III studies are designed to further establish clinical safety and efficacy in a broader sample of the targeted patient population to determine the overall risk-benefit profile of the product and to provide adequate information to construct physician labeling. During all studies we are required to adhere to current good clinical practices, or cGCP.
     The FDA may require, or we may pursue, additional clinical trials if and when our products are approved. These additional trials are referred to as Phase IV studies. Phase IV results may or may not confirm the effectiveness of a potential product and usually provide safety information that can be used to augment the FDA’s voluntary adverse drug reaction reporting system. The process of clinical trials historically has taken roughly two to five years to complete, and in some cases can take longer. The FDA may require the modification, suspension or termination of clinical trials if it concludes that such trials present an unwarranted risk to patients.
     Part of the process of obtaining FDA approval for each product, is the requirement that each manufacturing establishment must be registered with the FDA and undergo inspection before approval. Each manufacturing facility and its quality control and manufacturing procedures must conform and adhere at all times to the FDA’s current good manufacturing practices. The FDA and other regulatory agencies will conduct pre-approval inspections which are required before a product can be commercialized. Further, the regulatory agencies will regularly inspect manufacturing facilities for compliance with the cGMPs.

     If and when clinical trials are successfully completed, and manufacturing activities have been conducted, examined and are acceptable, we may file an NDA or a BLA with the FDA, submitting evidence that the new products are safe and effective for their intended use and that the benefits of their use outweigh any risks. An NDA or BLA submission typically includes data such as information on chemistry, manufacturing and control, non-clinical pharmacology and toxicology, human pharmacokinetics and bioavailability, clinical data, safety update reports, and statistical analysis. Based on the applicable regulatory criteria, the FDA may deny or grant approval of the NDA or BLA, or it may require additional data or clinical trials. Typically, the review and approval process for a standard application will take 10 months if there are no outstanding issues that require resolution.
     Regulation of Medical Devices
     The FDA requirements for a submitted medical device depend on how the FDA classifies that device. Our devices currently under development will most likely be classified as Class III medical devices, requiring pre-market approval.
     Unless an exemption applies, each device that we currently plan to commercially distribute in the United States will require prior pre-market approval from the FDA. Commercial sale, distribution or use of such devices would require submission and approval of a pre-market approval application, or PMA. Each PMA must be supported by extensive data including, but not limited to, technical, preclinical and clinical studies to demonstrate to the FDA’s satisfaction the safety and effectiveness of the device. A PMA must also contain a full description of the device and its components, a full description of the methods, facilities and controls used for manufacturing, and proposed device labeling. The FDA can also impose restrictions on the sale, distribution or use of devices at the time of their clearance or approval, or subsequent to marketing.

     If the FDA determines that a PMA is complete, the FDA accepts the application and begins an in-depth review of the submitted information. The FDA, by statute and regulation, has 180 days to review an accepted pre-market approval application, although the review generally occurs over a significantly longer period of time, and can take up to several years. During this review period, the FDA may request additional information or clarification of information already provided. Also during the review period, an advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. New PMAs or supplemental PMAs are required for significant modifications to the manufacturing process, labeling, use and design of a device that is approved through the pre-market approval process. Pre-market approval supplements often require submission of the same type of information as a PMA except that the supplement is limited to information needed to support any changes from the device covered by the original PMA, and may not require as extensive clinical data or the convening of an advisory panel. The typical time frame from submission of a PMA to final approval is approximately 12 months. Based on the applicable regulatory criteria, the FDA may deny or grant approval of a PMA, or it may require additional data or clinical trials.
     Pervasive and Continuing Regulation
     After a drug, biologic or device has been commercialized, numerous regulatory requirements apply. These include, without limitation:
•	quality system regulation, which requires manufacturers to follow design, testing, control, documentation and other quality assurance procedures during the manufacturing process;

•	labeling regulations, which govern product labels and labeling, prohibit the promotion of products for unapproved or “off-label” uses and impose other restrictions on labeling and promotional activities;

•	medical device reporting regulations, which require that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to recur; and

•	notices of correction or removal and recall regulations.
     Advertising and promotion of medical products are also regulated by the Federal Trade Commission and by state regulatory and enforcement authorities.

Research and Development
     Our research and development expenses for 2002, 2003 and 2004 were approximately $1.4 million, $1.9 million, and $2.5 million, respectively, and $2.3 million for the nine months ended September 30, 2005. These research and development expenses includes, but were not limited to, salary and fringe benefit costs for employees who were engaged in research, development, clinical and regulatory activities. In addition, all clinical trial costs, clinical and regulatory consulting and contract manufacturing costs are included. Chemicals, laboratory supplies and sponsored research activities are also included. Other expenses recorded as in-process R&D of $24 million was also incorporated into research and development costs for the nine months ended September 30, 2005 related to the acquisition of the rUK and rproUK technologies.
Employees
     As of January 27, 2006, we employed 32 full-time individuals, and engaged the services of several consultants. Of our employees, 12 are engaged in executive, administrative, business development and intellectual property functions, and 20 are engaged in research and development and clinical/regulatory activities. We anticipate that we will need to recruit additional personnel to manage our expanded research, product and clinical development programs and to pursue our business strategy.

Item 2. Financial Information.
SELECTED FINANCIAL DATA
The following selected consolidated financial data should be read in conjunction with, and are qualified by reference to, our consolidated financial statements and related notes included elsewhere in this registration statement. The consolidated statement of operations data for the years ended December 31, 2002, 2003 and 2004 and the consolidated balance sheet data as of December 31, 2003 and 2004 are derived from our audited consolidated financial statements referenced above. The consolidated statements of operations data for the years ended December 31, 2000 and 2001 and the consolidated balance sheet data as of December 31, 2000, 2001 and 2002 have been derived from our audited financial statements not included in this registration statement. The selected consolidated financial data for the nine months ended September 30, 2004 and 2005 and for the period from October 7, 1999 (inception) through September 30, 2005 have been derived from our unaudited consolidated financial statements prepared on a basis consistent with the audited consolidated financial statements and include all adjustments, consisting of normal recurring accruals considered necessary for a fair presentation of the results for these periods and as of such dates. The selected consolidated financial data set forth below are historical results and are not necessarily indicative of future results.

								For the period
								from October 7,
								1999
								(Inception)
						Nine Months Ended		through
	Year Ended December 31,					September 30,		September 30,
	2000	2001	2002	2003	2004	2004	2005	2005
	(in thousands, except share and per share data)
						(Unaudited)	(Unaudited)	(Unaudited)
Consolidated Statements of Operations Data:
Grant and royalty income	$391	$261	$71	$224	$575	$443	$380	$1,976
Operating expenses:
Research and development expense (1)	1,322	1,812	1,399	1,877	2,490	1,557	26,270	35,442
General and administrative expense	1,155	2,943	1,840	1,654	3,183	1,944	2,634	13,661
License fees (2)	—	10,000	—	—	—	—	—	10,000
Depreciation and amortization	568	210	244	209	186	138	144	1,635

Total operating expense	3,045	14,965	3,483	3,741	5,859	3,639	29,047	60,738
Minority interest in loss of consolidated subsidiary	—	2,269	369	—	—	—		2,638
Interest and other income (expense), net	(195)	109	(156)	(303)	(440)	(376)	(245)	(1,258)
Gain on extinguishment of note (3)	—	—	—	—	—	—	3,835	3,835

Net loss	(2,849)	(12,326)	(3,199)	(3,820)	(5,724)	(3,572)	(25,078)	(53,547)

Accretion of dividends on preferred stock	—	(537)	(1,640)	(1,287)	(301)	(151)	(450)	(4,216)
Net loss available to common stockholders	$(2,849)	$(12,863)	$(4,839)	$(5,107)	$(6,025)	$(3,722)	$(25,528)	$(57,763)

Basic and diluted net loss per share	$(2.34)	$(4.39)	$(1.65)	$(1.74)	$(1.07)	$(0.70)	$(2.98)
Basic and diluted weighted average common shares outstanding	1,216,352	2,927,607	2,938,706	2,936,094	5,637,042	5,345,016	8,554,051

	December 31					September 30
	2000	2001	2002	2003	2004	2004	2005
				(in thousands)		(unaudited)	(unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$1,829	$368	$2,104	$736	$1,538	$2,636	$2,085
Working capital (deficit)	1,867	(102)	1,568	(1,440)	739	2,176	(3,343)
Total assets	3,566	1,438	2,908	1,298	2,122	3,491	2,773
Long-term debt, net of current portion	683	652	3,740	4,001	4,282	4,212	15,000
Mandatory redeemable convertible preferred stock	6,161	16,715	19,189	20,826	21,127	20,976	21,577
Total stockholders’ equity (deficit)	(3,301)	(16,113)	(20,971)	(26,003)	(24,529)	(22,466)	(39,529)

(1)	Research and development expense for the nine months ended September include the purchase of in process research and development operations valued at $24,000,000 in accordance with an Asset Purchase Agreement entered with Abbott Laboratories in September 2005.

(2)	License fees in the amount of $10,000,000 were incurred in conjunction with entering into a joint development agreement with a development partner in January 2001.

(3)	Extinguishment of the note payable to the development partner in the joint development agreement entered into in 2001 resulted in a gain on extinguishment of debt of $3.8 million in March 2005

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
     You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes appearing in this registration statement. Some of the information contained in this discussion and analysis or set forth elsewhere in this registration statement, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. Forward-looking statements are signified by words such as plan, intend, expect, anticipate, may, would, could, etc. You should review the “Risk Factors” section of this registration statement for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.
Overview
     We are a biopharmaceutical drug development company initially focused on innovative therapies for stroke and vascular disease. ImaRx Therapeutics, Inc. (ImaRx or the Company), was originally organized as an Arizona limited liability company on October 7, 1999 (our date of inception for accounting purposes), and was subsequently converted to an Arizona corporation in January 2000 and then to a Delaware corporation on June 23, 2000. We were established to research, develop and commercialize certain therapeutic drug technologies. We have a limited history and have not generated any significant revenues from our core operations. We are a development-stage company and are funding various stages of development, preclinical and clinical trials for our drug candidates as well as researching potential new drug candidates based upon our proprietary technologies. We have funded our operations to date primarily through the private placement of convertible preferred stock, common stock and convertible notes payable. Our operating activities have fluctuated based on our ability to raise capital to fund our operations.
     We are a development stage company as defined in Statement of Financial Accounting Standards (SFAS No. 7), Accounting and Reporting by Development Stage Enterprises. We are devoting substantially all of our present efforts to our fundraising, product development and preparing to seek regulatory approval. Our planned principal operations of selling our drug products have not yet commenced. For the period from October 9, 1999 (inception) through September 30, 2005, we have accumulated a deficit of $57,763,495. There can be no assurance that we will have sufficient funds available to complete our research and development programs or be able to commercially manufacture or market any products in the future, that future revenue will be significant, or that any sales will be profitable. We expect operating losses to increase for at least the next several years due principally to the anticipated expenses associated with the proposed product development, clinical trials and various research and development activities. In 2005, research and development expenses were approximately $26 million. By 2008, we expect our research and development expenses to approach $30 million per year and our general and administrative expenses to exceed $6 million per year. Total employees are expected to increase over time to nearly 60 within two years. Finally, we expect payments to outside consultants to increase dramatically to assist with the administration of a public reporting company, as well as expanded development, clinical and regulatory activities.
     Most of our expenditures to date have been for research and development activities and general and administrative expenses. Research and development may be classified into four major classifications: research activities, development activities, preclinical activities, and clinical activities. Research activities include the discovery, analysis and testing of new drug candidates. Development activities include establishing and optimizing manufacturing processes for our drug candidates. Preclinical activities include product analysis and development, primarily animal efficacy and animal toxicity studies. Clinical activities include FDA

Investigational New Drug (“IND”) or Investigational Device Exemption (“IDE”) submissions, the clinical trials, and the FDA regulatory approval process for commercialization, either a New Drug Application (“NDA”) for drugs or a Premarket Approval (“PMA”) application for devices. Research and development expenses represent costs incurred for research, development, preclinical and clinical activities. Currently we outsource our manufacturing and much of our preclinical and clinical trials activities to third parties to maximize efficiency and minimize our internal overhead. We expense research and development costs as they are incurred.
     On September 30, 2005, we acquired technologies relating to rUK and rproUK from Abbott Laboratories in exchange for 1,000,000 shares of our Series E Preferred Stock, $5,000,000 in cash, and a 6% promissory note for $15,000,000 that will mature on December 31, 2006. Although the acquired technologies have significant future importance, we determined that, since they had not received FDA approval and there is no alternative future use of such technologies, they did not meet established guidelines for technological feasibility sufficiently to be recorded as assets; as a result, the full acquisition consideration of $24,000,000 was expensed as in-process research and development expense at September 30, 2005. The majority of our product development programs are at an early stage in the clinical trials and regulatory approval process. It is uncertain if any of our product candidates will receive approval by the FDA or the equivalent regulatory bodies in other countries, thus enabling us to capture their commercial potential.
     From our inception through September 30, 2005, our primary research and development activity has been for the research of new drug candidates, for the development and optimization of our processes with contract manufacturers, and for the preclinical and clinical testing of our drug candidates. We are in various phases of preclinical and clinical trials for our drug candidates. We have outsourced certain preclinical activities to independent academic and commercial research firms and much of the clinical activities to contract research organizations. We are uncertain as to what we expect to incur in future costs for our preclinical and clinical activities as these amounts are subject to the outcome of current preclinical and clinical activities, management’s continuing assessment of the economics of each individual development program, and the internal competition for program funding. Whether or not we are able to attract one or more development partners, we will incur development, preclinical, and clinical expenses as we advance our product portfolio toward the desired regulatory approvals, and we expect these expenses to be material.
     General and administrative expenses consist primarily of personnel and related expenses and general corporate activities, and through September 30, 2005 have focused primarily on the activities of administrative support, business development, intellectual property rights, corporate compliance and preparing to become a public reporting company. We anticipate that general and administrative expenses will increase as a result of the expected expansion of our operations, facilities and other activities associated with the planned expansion of our business, together with the additional costs associated with operating as a public company. Unless we are able to attract one or more distribution partners, we may find it necessary to incur sales and marketing expenses as we build our sales force and marketing capabilities for our drug portfolio, subject to receiving required regulatory approvals, and we expect these expenses to be material.

Critical Accounting Policies
     Our management’s discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported revenues and expenses during the reporting periods. On an ongoing basis, we evaluate our estimates and judgments related to these estimates. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.
     While our significant accounting policies are more fully described in Note 2 to our financial statements appearing at the end of this registration statement, we believe that the following accounting policies are critical in fully understanding and evaluating our reported financial results.
     Research and Development Costs.
     We account for research and development costs in accordance with SFAS No. 2, Accounting for Research and Development Costs. Research and development expenses include items that would be used in investigation or experimentation; innovation or technical risk in acquiring new knowledge; developing new products or to bring about a significant improvement to an existing product. Research and development costs are charged to expense as incurred.
    Accounting for Stock Options
      We use the method of accounting for employee stock options allowed under Accounting Principles Board (“APB”) Opinion 25 and have adopted the disclosure provisions of SFAS 123, which require pro forma disclosure of the impact of using the fair value at date of grant method of recording stock-based employee compensation. We account for employee and director stock options based on the intrinsic value as estimated by the Company and have not recorded any expense since we believe we have issued all such stock options at or above the fair value of the underlying stock. For option or warrants to outsiders, we expense the fair value based upon the Black Scholes method using the same estimated fair value of our common stock. These fair values include our best estimates.
     We have not obtained contemporaneous valuation of our Company by an unrelated valuation specialist for purposes of determining the fair value of our common stock for any periods since inception. For purposes of determining fair value of our common stock, we primarily relied upon recent arms’ length transactions in our common and preferred stock offerings. We believe our estimates of fair value, as approved by our Board of Directors, of our common stock are reasonable. For example, we sold shares of common stock to accredited investors at a purchase price of $3.00 per share in a private placement in February 2005. Thereafter our options granted from that date until the closing of another private placement at a higher price had an exercise price of $3.00 per share.
    Income Taxes
      We provide for income taxes based on our estimate of federal and state tax liabilities. These estimates include, among other items, effective rates for state and local income taxes, allowable tax credits for items such as taxes paid on estimates related to depreciation and amortization expense allowable for tax purposes, and the tax deductibility of certain other items. Our estimates are based on the information available to us at the time we prepare the income tax provision. We generally file our annual income tax returns several months after our fiscal year end. Income tax returns are subject to audit by federal, state, and local governments, generally years after the returns are filed. These returns could be subject to material adjustments or differing interpretations of the tax laws.
      Deferred income tax assets and liabilities are recognized for the expected future income tax consequences of carryforwards and temporary differences between the book and tax basis of assets and liabilities. Valuation allowances are established for deferred tax assets that are deemed more likely than not to be realized in the near term. We must assess the likelihood that we will be able to recover our deferred tax assets. If recovery is not likely, we establish valuation allowances to offset any deferred tax asset recorded. The valuation allowance is based on our estimates of future taxable income by each jurisdiction in which we operate, tax planning strategies, and the period over which our deferred tax assets will be recoverable. In the event that actual results differ from these estimates, we may be unable to implement certain tax planning strategies or adjust these estimates in future periods. The availability of our net operating losses could also be subject to limitations based upon changes in control under IRS Section 382.
     We have not generated taxable income to date. At December 31, 2004, cumulative net operating losses available to offset future taxable income for federal income tax purposes were approximately $12,300,000. If not utilized, federal net operating loss carry forwards will begin to expire in 2020. Our state net operating loss carryforwards are less than those available for federal purposes due to shorter carryforward periods, and begin to expire in 2006. To date, we have not recognized the potential tax benefit of our net operating losses on our balance sheets or statements of operations. The future utilization of our net operating loss carry forwards may be limited based upon changes in ownership pursuant to regulations promulgated under the Internal Revenue Code. Our past and subsequent equity offerings, and other transactions which may impact the Company’s ownership structure, may trigger Section 382 and 383 provisions of the IRS Code on Change in Control, which may limit or eliminate the potential future tax benefit to be realized by the Company from its accumulated net operating loss carryforwards and research and development credits.
    Revenue Recognition
     Revenue from federal grant awards is recognized as services are performed over the contractual period of the related award. Our contracts primarily reimburse us for our costs incurred, including an overhead component, related to the research projects undertaken. Therefore we principally recognize revenue as the related costs are incurred for services under the contract. We recognize revenue when all four of the following criteria are met: (i) persuasive evidence that an arrangement exists; (ii) delivery of the products has occurred; (iii) the selling price is both fixed and determinable; and (iv) collectibility is reasonably probable.

Results of Operations
Nine Months ended September 30, 2005 (unaudited) and 2004 (unaudited)
     Our revenue producing activities during the first nine months of 2005 consisted of providing research services for research grants and contracts. We also pursued a number of internally funded research projects and development programs. As such, we recognized grant and contract revenue, and incurred expenses related to research and development and general corporate activities to support our preclinical and clinical trials.
     Revenue decreased $62,462 for the nine months ended September 30, 2005 to $380,471 from $442,933 for the nine months ended September 30, 2004. The decrease is primarily due to a focus on internally funded research projects and less emphasis on attracting additional third party research grants.
     Research and development expenses increased $711,893 for the nine months ended September 30, 2005 to $2,269,706 compared to $1,557,813 for the nine months ended September 30, 2004. The increase was primarily due to hiring of additional personnel and initiation of new clinical trials associated with our drug portfolio. Other expense recorded as In-process R&D of $24,000,000 were also incorporated into research and development costs. Included in the purchase of technologies from Abbott Laboratories, among other things, were rproUK and rUK drug substance and drug product inventories, raw materials including master and working cell banks, intellectual property related to these drug products, rights under existing contractual agreements, and all related applications and supplements filed with the Food and Drug Administration (FDA). Although these technologies have significant importance to the operations of the Company, they were concluded not to meet the established guidelines for technological feasibility for recording as assets by the Company since FDA approval had not been received as of the date of acquisition. As a result, the full amount of the purchase price of $24,000,000 was expensed as in-process research and development expense during the nine months ended September 30, 2005.
     General and administrative expenses increased $690,144 for the nine months ended September 30, 2005 to $2,633,850 compared to $1,943,736 for the nine months ended September 30, 2004. This resulted from higher administrative costs needed to support our increased research and development activity as well as increased legal costs required to support the technology acquisition, financing, and business development activities.
     On March 6, 2005 we repurchased a note from a former development partner whereby the outstanding principal and accrued interest totaling $4,335,171 as of that date was settled in cash for $500,212, resulting in a non-recurring gain of $3,834,959. Interest expense decreased $74,333 for the nine months ended September 30, 2005 to $323,357 from $397,690 for the nine months ended September 30, 2004. The decrease is primarily due to the repurchase and cancellation of the note described above.
Years ended December 31, 2004 and 2003
     Our revenue producing activities in 2004 and 2003 consisted of providing research services for research grants and contracts. We also pursued a number of internally funded research projects and development programs. As such, we recognized grant and contract revenue, and incurred expenses related to research and development and general corporate activities to support our preclinical and clinical trials.
     Revenue increased $350,783 in 2004 to $575,014 from $224,231 for 2003. This change is a direct result of the increased contract and grant research services performed by the Company.
     Research and development expenses increased $612,247 to $2,489,640 in 2004 compared to $1,877,393 in 2003. Increased external costs for preclinical and clinical trials, development activities, and hiring of technical staff and their associated overhead costs were the cause of the increase.
     General and administrative expenses increased $1,529,599 in 2004 to $3,183,850 compared to $1,654,251 in 2003. The increase resulted from financing activity costs, personnel expansion, and legal and professional fees associated with financing activities. Expense associated with the issuance of warrants in connect with a financing event totaled $916,647 in 2004.
     Interest expense increased $142,757 to $468,536 in 2004 compared to $325,779 in 2003. The increase is due to a discount applied to interest expense upon the conversion of convertible bridge notes in 2004 for the value of warrants issued as consideration for making the convertible bridge notes, and the issuance of additional convertible bridge notes in January 2004.
Years ended December 31, 2003 and 2002
     Our revenue producing activities in 2003 and 2002 consisted of providing research services for research grants and contracts. We also pursued a number of internally funded research projects and development programs. As such, we recognized grant and contract revenue, and incurred expenses related to research and development and general corporate activities to support our preclinical trials.
     Revenue increased $153,068 in 2003 to $224,231 compared to $71,163 for 2002. This change is a direct result of the increased contract and grant research services performed by the Company.
     Research and development expenses increased $478,741 to $1,877,393 in 2003 compared to $1,398,652 in 2002. This increase primarily resulted from increased contract research and consulting fees incurred in development of our drug portfolio and preclinical studies.
     General and administrative expenses decreased $185,258 to $1,654,251 in 2003 compared to $1,839,509 in 2002 due primarily to a reduction in personnel and travel costs.
     Interest expense increased $155,970 to $325,779 in 2003 compared to $169,809 in 2002. The increase is due to the issuance of convertible notes payable outstanding to a former development partner as well as the issuance of convertible subordinated notes.

Liquidity and Capital Resources
Sources of Liquidity
     Since our inception, we have financed our operations through the private sale of our capital stock and our convertible notes payable. Through September 30, 2005, we have received net proceeds of $33,348,906 from the issuance of shares of common stock, convertible preferred stock and secured promissory notes payable. The table below summarizes cash consideration received as a result of our sales of equity securities and convertible notes through September 30, 2005.

Security	Net Proceeds
Secured Promissory Notes (Bridge)	$4,000,000
Series A Preferred Stock	$6,222,589
Series B Preferred Stock	$8,010,000
Series C Preferred Stock	$1,945,563
Series D Preferred Stock	$1,183,402
Common Stock	$11,987,352

Total net proceeds from financings through September 30, 2005*	$33,348,906

*	Excludes $15 million Secured Promissory Note and $4 million Series E Preferred Stock issued to Abbott Laboratories as partial consideration for a technology acquisition.
     As of September 30, 2005, we had $2,085,387 in cash, cash equivalents and short-term investments and our cash burn rate was approximately $650,000 per month. We had capital expenditures of $394,743 during the first nine months of 2005. We expect to spend approximately $250,000 in capital expenditures in 2006, contingent upon additional financing. Our continued operations will depend on whether we are able to raise additional funds through various potential sources, such as equity and debt financing. Such additional funds might not be available on acceptable terms, if at all, and there can be no assurance that any additional funding that we do obtain will be sufficient to meet our needs in the long term. We will consider raising additional funds through all viable means, including one or more private placements or public offerings of common stock, preferred stock or debt or a combination thereof. We can give no assurances that any additional capital that we are able to obtain will be sufficient to meet our needs.
     Subsequent to September 30, 2005, in two closings in October and November 2005, we received gross proceeds less selling commission of $13,010,000 from a private placement of common stock. We believe that our available cash and cash equivalents and additional financing obtained from our private placement of common stock will be sufficient to fund anticipated levels of operations through May 2006. We will need additional financing in 2006 and thereafter until we can achieve profitability, if ever.
Funding Requirements
     Over the next 12 months, we expect to devote substantial resources to continue our research and development efforts associated with the development of our product portfolio. Our funding requirements will depend on numerous factors, including:

•	the scope and results of our clinical trials;

•	the timing of initiation of manufacturing for the rUK and rproUK products;

•	advancement of other uses for our product candidates into development;

•	the timing of, and the costs involved in, obtaining regulatory approvals;

•	the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims and other patent-related costs, including litigation costs, if any, and the result of such litigation;

•	our ability to establish, enforce and maintain collaborative development and distribution arrangements to offset product development and commercialization costs; and

•	personnel, facilities and equipment requirements
     Over the next 12 months, we believe that the key factors that will affect our internal and external sources of cash are:
•	the receptivity of the capital markets to financings by biopharmaceutical technology companies;

•	our ability to successfully negotiate collaborative business development relationships for development and distribution of one or more products in our portfolio; and

•	the success of our clinical and preclinical development programs.
     We expect to raise additional external funds through the sale of additional equity or debt securities and also plan to seek to establish development relationships with potential strategic partners that may include milestone payments. The sale of additional equity securities will result in additional dilution to our stockholders. Additional financing may not be available in amounts or on terms acceptable to us or at all. If we are unable to obtain additional financing, we may be required to reduce the scope of, delay, or eliminate some or all of our planned research and development activities, which could harm our financial condition and operating results.
Going Concern
     The accompanying financial statements have been prepared assuming that we will continue as a going concern. For the period from October 9, 1999 (date of inception) to September 30, 2005 we incurred net losses available to common stockholders of $57,763,495, had negative net cash flows from operations of $35,872,377 and had a stockholders’ deficit of ($39,529,193). These factors, among others raise substantial doubt about our ability to continue as a going concern.
     The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should we be unable to continue as a going concern. Our continuation as a going concern is dependent upon our ability to generate sufficient cash flow to meet our obligations on a timely basis by obtaining additional investment capital as may be required, and ultimately attaining successful operations. Management is continuing its efforts to obtain additional funds so that we can meet our obligations and sustain operations from sources that are described in the notes to the financial statements. As discussed in Note 15 to the consolidated financial statements, subsequent to September 30, 2005, we closed a private placement of common stock with total gross proceeds of $15,000,000.
     Management has made estimates and assumptions in the preparation of these financial statements that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from these estimates.
Income Taxes
     As of December 31, 2004, we had net operating loss carry forwards for federal income taxes of approximately $12,300,000, and for state income taxes of approximately $10,300,000. Our utilization of the net operating loss and tax credit carry forwards may be subject to annual limitations pursuant to Section 382 of the Internal Revenue Code, and similar state provisions, as a result of changes in our ownership structure resulting from this registration and from the conversion of our convertible preferred stock. The annual limitations may result in the expiration of net operating losses and credits prior to utilization.
     At September 30, 2005, we had deferred tax assets representing the benefit of net operating loss carry forwards. We did not record a benefit for the deferred tax asset because realization of the benefit was uncertain and, accordingly, a valuation allowance is provided to offset the deferred tax asset.
Cash Flow
Nine months ended September 30, 2005 (unaudited) and 2004 (unaudited)
     For the nine months ended September 30, 2005, our operating activities consumed cash of $8,815,285, an increase of $5,802,770 compared to $3,012,515 for the nine months ended September 30, 2004. Our operating activity in 2005 increased from 2004 due mainly to the acquisition of the technologies, considered in-process R&D, from Abbott Laboratories, as well as increased research and development for our drug candidates, increased administrative expense in supporting research and development activities, and increased legal and consulting expense for financing and business development activities.
     Capital expenditures for property and equipment increased $336,849 to $394,743 for the nine months ended September 30, 2005 compared to $57,894 for the nine months ended September 30, 2004. Capital expenditures have been for manufacturing equipment as well as infrastructure build-out related to information technology, lab facilities and for some office equipment.
     Financing activities generated $9,757,125 of cash during the nine months ended September 30, 2005, an increase of $4,787,446 compared to $4,969,679 for the nine months ended September 30, 2004. During the first nine months of 2004 we completed a private placement of common stock, while during the first nine months of 2005 we completed both a private placement of common stock and closed on a bridge note for $4,000,000.
Year ended December 31, 2004 and 2003
     For the year ended December 31, 2004, our operating activities consumed $4,099,741 of cash, an increase of $1,141,569 compared to $2,958,172 for 2003. Our activity levels during 2004 increased over 2003 as we were able to raise cash through the private placement of common stock and ramp up our drug development efforts.
     Included is the initiation of feasibility studies for SonoLysis. We also increased our management and personnel expenditures associated with building necessary administrative infrastructure.
     Financing activities generated $4,966,367 of cash during the year ended December 31, 2004 compared to $1,606,892 in 2003, primarily relating to the private placement of common stock. The cash from financing activities increased due to the improvements of the capital markets versus the tightening of the capital markets that occurred late in 2001.
Year ended December 31, 2003 and 2002
     For the year ended December 31, 2003, our operating activities consumed cash of $2,958,172, a decrease of $195,443 from $3,153,615 for the year ended December 31, 2002 due primarily to a reduction in personnel and travel costs.
     Financing activities generated $1,606,892 of cash during the year ended December 31, 2003, a reduction of $3,298,812 compared to $4,905,704 of cash generated for the year ended December 31, 2002. The decrease is attributable to the lack of financing alternatives available to the Company in 2003.
Contractual Obligations and Commercial Commitments
     The following table summarizes our long-term contractual obligations as of December 31, 2005:

Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-term debt obligations (1)
$15,000,000	$15,000,000	—	—	—

Operating lease obligations(2)
$211,430	$93,312	$118,118	—	—

(1)	This represents the principal value at December 31, 2005 of our secured non-recourse promissory note obligations, which were incurred in connection with our acquisition of technologies from Abbott Laboratories, as described more fully under "OUR BUSINESS — Patent and Proprietary Rights." Amount shown is exclusive of up to $5,000,000 which may become payable to Abbott Laboratories under a contemporaneous services agreement, upon mutually agreed achievement of milestones relative to successful transfer of certain manufacturing technologies to us.

(2)	As of December 31, 2005, we have two lease obligations for our space in Tucson, Arizona. Payments under our noncancelable operating lease are $64,428 for the years 2006 and 2007, and $53,690 in 2008. Payments under our annual renewable lease are $28,884 for 2006. Rent expense totaled $90,676, $88,786, $88,752 and $67,214 in 2002, 2003 and 2004 and the nine months ended September 30, 2005, respectively.

Disclosure About Market Risk
     Our exposure to market risk is confined to our cash and cash equivalents. We invest in high-quality financial instruments, primarily money market funds, which we believe are subject to limited credit risk. We currently do not hedge interest rate exposure. The effective duration of our portfolio is less than three months and no security has an effective duration in excess of three months. Due to the short-term nature of our investments, we do not believe that we have any material exposure to interest rate risk arising from our investments.
     Most of our transactions are conducted in U.S. dollars, although we do have some development and clinical trial agreements with vendors located outside the United States. Transactions under certain of these agreements are conducted in U.S. dollars while others occur in the local currency. If the exchange rate changed by ten percent, we do not believe that it would have a material impact on our results of operations or cash flows.
Off-Balance Sheet Transactions

     At December 31, 2003 and 2004 and at September 30, 2005, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.
Recently Issued Accounting Pronouncements
     In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share Based Payment (“SFAS No. 123(R)”). SFAS No. 123 (R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends SFAS No. 95, Statement of Cash Flows. SFAS No. 123(R) requires that the cost of share-based payment transactions (including those with employees and non-employees) be recognized in the financial statements. SFAS No. 123(R) applies to all share-based payment transactions in which an entity acquires goods or services by issuing (or offering to issue) its shares, share options, or other equity instruments (except for those held by an ESOP) or by incurring liabilities (1) in amounts based on the price of the entity’s shares or other equity instruments, or (2) that require (or may require) settlement by the issuance of an entity’s shares or other equity instruments. Management must adopt SFAS No. 123 (R) in the first quarter of 2006 and anticipates that adoption will not have a material impact on stock-based compensation expense.
     In November 2004, the FASB issued Statement on Financial Accounting Standards (SFAS) No. 151, Inventory Costs. SFAS No. 151 amends the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material under the guidance in ARB No. 43, Chapter 4, Inventory Pricing. ARB 43 previously stated that under some circumstances, idle facility expense, excessive spoilage, double freight, and rehandling costs may be so abnormal as to require treatment as current charges. SFAS No. 151 requires that these items be recognized as current period charges regardless of meeting the criterion of “so abnormal.” This Statement also requires allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facility. This statement is effective for inventory costs incurred during fiscal six months beginning after June 15, 2005. The adoption of SFAS No. 151 does not have a material impact on the Company’s financial statements.
     In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets, an amendment to Opinion No. 29, Accounting for Nonmonetary Transactions. SFAS No. 153 eliminates certain differences in the guidance in Opinion No. 29 as compared to the guidance contained in standards issued by the International Accounting Standards Board. The amendment to Opinion No. 29 eliminates the fair value exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. Such an exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in periods beginning after June 15, 2005. Management does not expect adoption of SFAS No. 153 to have a material impact on the Company’s financial statements.

Item 3. Properties.
     We do not own any real property. Our current facilities are located in Tucson, Arizona and are comprised of two leased buildings. One facility, located at 1700 E. 18th St., Tucson, Arizona 85719, serves as office space and lab facility, is approximately 3,500 square feet, and is subject to a one-year lease at approximately $28,884 per year. The other facility, located at 1635 E. 18th St., Tucson, Arizona 85719, serves as the headquarters and lab facility, is approximately 6,200 square feet, and is subject to a six-year lease at approximately $64,428 per year. The building in which our headquarters and lab facility is located is owned by a partnership among certain of our employees and stockholders, including our president and chief executive officer, Dr. Evan Unger (see “Certain Relationships and Related Transactions”).
Item 4. Security Ownership of Certain Beneficial Owners and Management.
The following table sets forth, as of December 31, 2005, information regarding beneficial ownership of our capital stock by the following:
•	each person, or group of affiliated persons, known by us to be the beneficial owner of 5% or more of any class of our voting securities;

•	each of our directors;

•	each of our named executive officers; and

•	all current directors and executive officers as a group.
     This table is based on information supplied by officers, directors and principal stockholders. Except as otherwise indicated, we believe that the beneficial owners of the common stock listed below, based on the information each of them has given to us, have sole investment and voting power with respect to their shares, except where community property laws may apply.
     Unless otherwise indicated, options and warrants to purchase shares of our common stock that are exercisable within 60 days of December 31, 2005 are deemed to be beneficially owned by the persons holding these options and warrants for the purpose of computing percentage ownership of that person, but are not treated as outstanding for the purpose of computing any other person’s ownership percentage.
     This table lists applicable percentage ownership based on 18,235,094 shares of common stock outstanding as of December 31, 2005, including shares of preferred stock, on an as-converted basis.

     Unless otherwise indicated, the address for each of the stockholders in the table below is c/o ImaRx Therapeutics, Inc., 1635 East 18th Street, Tucson, AZ 85719.

		Amount and
		Nature of
	Name of Beneficial	Beneficial
Title of Class	Owner	Ownership		Percent of Class
Common Stock	Evan C. Unger, M.D.	2,199,087	(1)	16.9%
Preferred Stock	Evan C. Unger, M.D.	466,265	(2)	10.1%
Common Stock	John Moore	425,019	(3)	3.2%
Preferred Stock	John Moore	933,485	(4)	20.3%
Common Stock	James M. Strickland	133,200	(5)	1%
Preferred Stock	James M. Strickland	273,545	(6)	5.9%
Common Stock	Randall Miller	37,500	(7)	*
Preferred Stock	Randall Miller	0		*
Common Stock	Terry Matsunaga	149,724	(8)	1.1%
Preferred Stock	Terry Matsunaga	0		*
Common Stock	Greg Cobb	15,000	(9)	*
Preferred Stock	Greg Cobb	0
Common Stock	Evan and Susan Unger Family Trust	1,539,507		11.9%
Preferred Stock	Evan and Susan Unger Family Trust	466,265		10.1%
Common Stock	Arizona Angels LLC	179,171		1.3%
Preferred Stock	Arizona Angels LLC	268,611		5.8%
Common Stock	Edson Moore Healthcare Ventures	52,318		*
Preferred Stock	Edson Moore Healthcare Ventures	933,485		20.3%
Common Stock	Coronado Venture Fund	109,450		*
Preferred Stock	Coronado Venture Fund	273,545		5.9%
Common Stock	All Executive Officers and Directors As a Group (11 Persons)	3,337,570	(10)	25.8%
Preferred Stock	All Executive Officers and Directors As a Group (11 Persons)	1,764,204	(11)	38.2%

*	Signifies ownership of less than one percent (1%).

(1)	Includes 200,000 shares of common stock held by named stockholder; 45,000 shares of common stock issuable upon exercise of options to purchase common stock issued to the named stockholder; 1,524,507 shares of common stock and 15,000 shares of common stock issuable upon exercise of warrants to purchase common held by Evan C. and Susan J. Unger, Co-Trustees of The Unger Family Trust dated October 24, 1995, an affiliate of the named stockholder; 104,145 shares of common stock held by Richard J. Stoehr Trustee of the Wyatt Daniel Unger Irrevocable Trust dated 10/13/1995, an affiliate of the named stockholder; 104,145 shares of common stock held by Richard J. Stoehr Trustee of the Lucy Christine Unger Irrevocable Trust dated 10/13/1995, an affiliate of the named stockholder; 104,145 shares of common stock held by Richard J. Stoehr Trustee of the Heather Margaret Unger Irrevocable Trust dated 10/13/1995, an affiliate of the named stockholder; 104,145 shares of common stock held by Richard J. Stoehr Trustee of the Bryan Joseph Unger Irrevocable Trust dated 10/13/1995, an affiliate of the named stockholder; 10,000 shares of common stock held by St. Michael’s Day School, an affiliate of the named stockholder; 1,000 shares of common stock held by Larry Stoehr as custodian for Mark Stoehr under the California UTMA, an affiliate of the named stockholder; 1,000 shares of common stock held by Larry Stoehr as custodian for Renee Stoehr under the California UTMA, an affiliate of the named stockholder; and 1,000 shares of common stock held by Delma Lopez, an affiliate of the named stockholder.

(2)	Includes 402,399 shares of Series A Preferred Stock and 63,866 shares of Series D Preferred Stock held by Evan C. and Susan J. Unger, Co-Trustees of The Unger Family Trust dated October 24, 1995.

(3)	Includes 21,500 shares of common stock issuable upon exercise of warrants, 52,318 shares of common stock held by Edson Moore Healthcare Ventures, Inc., an affiliate of Mr. Moore; and 109,118 shares of common stock, 239,583 shares of common stock issuable upon exercise of options and 2,500 warrants to purchase common stock held by the named shareholder.

(4)	Includes 593,226 shares of Series B Preferred Stock, 285,714 shares of Series C Preferred Stock, and 54,545 shares of Series D Preferred Stock held by Edson Moore Healthcare Ventures, Inc. an affiliate of Mr. Moore.

(5)	Includes 109,450 shares of common stock held by Coronado Venture Fund IV, LP, an affiliate of the named stockholder; and 10,000 shares of common stock and 13,750 shares of common stock issuable upon exercise of options held by the named stockholder.

(6)	Includes 273,545 shares of Series A Preferred Stock held by Coronado Venture Fund IV, LP, an affiliate of the named stockholder. Mr. Strickland disclaims beneficial ownership of the shares held by Coronado Venture Fund IV, LP, except to the extent of his direct pecuniary interest therein.

(7)	Includes 12,500 shares of common stock and 25,000 shares of common stock issuable upon exercise of options.

(8)	Includes 35,924 shares of common stock held by the named stockholder; 71,000 shares of common stock issuable upon exercise of options held by the named stockholder; 12,900 shares of common stock held by Kevin Matsunaga trust, an affiliate of the named stockholder; 12,900 shares of common stock held by Kurt Matsunaga trust, an affiliate of the named stockholder; 1,000 shares of common stock held by George and Bessie Kameko Kuriso, affiliates of the named stockholder; 1,000 shares of common stock held by Kay Keiko Mori, an affiliate of the named shareholder; 1,000 shares of common stock held by Phyllis Amy Kuriso, an affiliate of the named shareholder; 1,000 shares of common stock held by Alan Shoji Kurisu, an affiliate of the named shareholder; 1,000 shares of common stock held by Dennis Mitsuru Matsunaga, an affiliate of the named shareholder; 1,000 shares of common stock held by Kay Kumi Matsunaga an affiliate of the named shareholder; 1,000 shares of common stock held by Mitsuru Matsunaga an affiliate of the named shareholder; 1,000 shares of common stock held by Mary Haruko Matsunaga, an affiliate of the named shareholder.

(9)	Includes 15,000 shares of common stock issuable upon exercise of options.

(10)	Includes shares described in Footnotes 1 through 9 above and common stock and options convertible into common stock held by Thomas Pew, Richard Otto, Rajan Ramaswami, Brad Zakes, and Reena Zutshi.

(11)	Includes shares described in Footnotes 1 through 9 above and shares of Series A Preferred Stock and Series D Preferred stock held by Thomas Pew.

Item 5. Directors and Executive Officers.
     Our executive officers and directors and their respective ages and positions as of December 31, 2005 are as follows:

Name	Age	Position
Evan C. Unger, MD, FACR	51	President, Chief Executive Officer and Director
John A. Moore	40	Chairman of the Board, Executive Vice President and Director
Randall Miller	55	Chief Operating Officer
Greg Cobb	36	Chief Financial Officer and Secretary/Treasurer
Brad Zakes	40	Vice President, Business Development
Rajan Ramaswami	53	Vice President, Product Development
Terry Matsunaga	52	Vice President, Research
Reena Zutshi	38	Vice President, Program Management
James M. Strickland	62	Director
Thomas W. Pew	67	Director
Richard Otto	56	Director
For a discussion of agreements between us and our officers and directors and other related transactions, see “Executive Compensation.”
Evan C. Unger, MD, FACR has served as our president and chief executive officer since our inception in October 1999. Dr. Unger also served as the chairman of our board from our inception until March 2004. Dr. Unger is a board-certified radiologist, and a Fellow of the American College of Radiology. Since September of 2004 he has been on a leave of absence from his position as Professor of Radiology and Bioengineering at the University of Arizona, Radiology Department to devote his efforts full time to our business. Dr. Unger formerly served as Director of Cross-Sectional Imaging at the University of Arizona Health Sciences Center. Dr. Unger has an undergraduate degree in Economics from the University of California at Berkeley and received his medical degree from the University of California, San Francisco.
John A. Moore has served as a director since 2002 and was appointed chairman of the board and executive vice president in 2004. Since June 2002, Mr. Moore has served as the chief executive officer of Edson Moore Healthcare Ventures, a biotechnology and healthcare merchant banking and venture firm. Mr. Moore founded Optimer, Inc., a textile fiber research and marketing company, in 1994 and served as its president and chief executive officer until 2004 when he became chairman of the board of Optimer Performance Fibers. Mr. Moore received a degree in history from Rutgers University.
Randall Miller has served as our chief operating officer since April 2005. Previously, Dr. Miller served as the president and chief executive officer of Dermal Systems International, from August 1998 to December 2004. He earned a Ph.D. in pharmacology from Vanderbilt University and holds a M.S. and B.A. in chemistry.
Greg Cobb has served as our chief financial officer since April 2005. He was the co-founder and managing director of Catalyst Partners, LLC, a boutique merger, acquisition, and business development firm, from April 2002 to April 2005. Mr. Cobb served as our interim chief financial officer from October 2001 to April 2002. Prior to that, he was a managing director of the Arizona Angels Investor Network, Inc. from July 2000 to November 2001. Mr. Cobb received his J.D. and M.B.A. from Arizona State University and his B.S. in engineering from Iowa State University.
Brad Zakes has served as our vice president, business development since August 2005. Prior to joining us, Mr. Zakes held the position of director, business management at ICOS Corporation from December 2001 to August 2005. From March 1999 to December 2001, Mr. Zakes served as the president of Heart Research Centers International, a MedCath, Inc. company. Mr. Zakes holds a B.S. degree in biology from Oregon State University, a M.S. degree in toxicology from the American University and a M.B.A. from Duke University’s Fuqua School of Business.
Rajan Ramaswami has served as our vice president, product development since March 2005. Prior to that, Dr. Ramaswami served as our vice president, research and development from September 2001 to February 2005, and prior to that as our senior director of product development. Before joining us, Dr. Ramaswami served as the senior director of product development of ImaRx Pharmaceutical, Inc. from 1992 until its sale to the DuPont Pharmaceutical Company, a division of E. I. DuPont de Nemours, in 1999. Dr. Ramaswami received his MS/Ph.D. in polymer chemistry from Carnegie-Mellon University, and was a postdoctoral research fellow at the University of Arizona, Department of Chemistry.
Terry Matsunaga has served as our vice president, research since March 2004. Prior to that, he served as our senior director, new product development from our inception in October 1999. Dr. Matsunaga holds an AB from the University of California, Berkeley and was a postdoctoral fellow at the University of Arizona, Department of Chemistry. He received his Ph.D. in pharmaceutical chemistry and his Pharm.D. in clinical pharmacy from the University of California, San Francisco.
Reena Zutshi has served as a lead scientist directing our drug discovery efforts since she joined us in 2001, and has served as our vice president, program management since October 2005. Dr. Zutshi holds a Ph.D. in organic chemistry from Purdue University and received her postdoctoral training at Yale University, Department of Chemistry.
James M. Strickland has served as a director since August 2000. Mr. Strickland has served as the chief executive officer of Thayer Medical Corporation, a medical device company, since Feruary 2004. Mr. Strickland is the founder, general partner and managing director of the Coronado Venture Funds, a group of venture investing partnerships formed in 1988. Mr.

Strickland earned B.S. and M.S. degrees in electrical engineering from the University of New Mexico and a M.S. in industrial administration from Carnegie Institute of Technology (now Carnegie-Mellon University).
Thomas W. Pew has served as a director since January 2004. Since 1994, Mr. Pew has been actively involved in advising and consulting with formative-stage biotechnology companies. Mr. Pew has had an extensive career in the publishing, advertising and newspaper businesses including freelance writing for publications including Smithsonian magazine, American Heritage, Saturday Review and numerous others, and served as editor and publisher of the Troy Daily News in Troy, Ohio. He received a B.A. in economics from Cornell University and was the recipient of fellowships from Rice-Kettering in Eastern Europe and the American Political Science Association in Washington, D.C.
Richard E. Otto has served as a director since July 2004. Mr. Otto has served as the president and chief executive officer of Corautus Genetics, Inc. since January 2002. Prior to joining Corautus Genetics, Mr. Otto was the founding partner of Clique Capital. Mr. Otto engaged in graduate studies in biochemistry at Medical College of Georgia and received his B.S. degree in chemistry and zoology from University of Georgia.
Board Composition
     We currently have five directors, including three non-employee directors, our president and chief executive officer, Evan C. Unger, and our executive vice president and chairman of the board, John A. Moore. Current board members will serve until the next annual meeting of stockholders in 2006 and until their successors are elected and qualified. Board members are elected annually.
Our certificate of incorporation provides that our board of directors shall consist of not more than nine directors, which number may not be increased without approval by holders of at least 75% of the outstanding shares of Series A Preferred Stock and Series D Preferred Stock voting together as a single group. Until the second annual stockholders’ meeting following an initial public offering of our securities, (a) the holders of a majority of the outstanding shares of our Series A Preferred Stock, voting together as a separate class, are entitled to elect four directors, and pursuant to a voting agreement among the holders of our Series A Preferred Stock, one of such directors shall be designated by each of four institutional investor groups, (b) the holders of a majority of all other shares of voting stock, voting together as a single class on an as-converted to common stock basis, are entitled to elect four directors, and (c) as long as John A. Moore or an entity controlled by Mr. Moore continues to hold at least 300,000 shares of our Series B Preferred Stock and/or our Series C Preferred Stock, Mr. Moore shall have the personal right to serve as a director. James M. Strickland and Richard Otto are designees of two of the four institutional investor groups that have the right to appoint directors.
Board Committees
     Our board of directors has an audit committee and a compensation committee, each of which has the composition and responsibilities described below.
     Audit Committee. Members of the audit committee are James M. Strickland and Richard Otto. The audit committee will review the results and scope of the annual audit and other services provided by our independent accountants, reviews and evaluates our control functions and monitors transactions between our employees, officers and directors and us.
     Compensation Committee. Members of the compensation committee are James M. Strickland and Thomas W. Pew. The compensation committee will provide assistance to the board of directors by designing, recommending to the board for approval and evaluating our compensation plans, policies and programs, especially those regarding executive compensation; review and approve the compensation of our chief executive officer and other officers and directors; and will assist the board of directors in producing an annual report on executive compensation for inclusion in our proxy materials in accordance with applicable rules and regulations. Prior to the creation of our compensation committee, all compensation decisions were made by our full board of directors.
Item 6. Executive Compensation.
     The following table sets forth all compensation paid or accrued during the fiscal year ended December 31, 2005 to our chief executive officer and to each of our four other most highly compensated executive officers whose salary and bonus exceeded $100,000 for the year ended December 31, 2005. We refer to these officers collectively as our “named executive officers.”
Summary Compensation Table

				Long-Term
				Compensation
				Securities
	Annual Compensation			Underlying	All Other
Name and Principal Position	Salary		Bonus	Options	Compensation
Evan Unger, M.D.	$229,617		$58,334	—	$—
President and Chief Executive Officer

John Moore	125,000		18,750	—	—
Chairman and Executive Vice President

Randall Miller	132,809	(1)	12,000	195,000	22,212	(2)
Chief Operating Officer

Greg Cobb	100,963	(3)	24,000	190,000	10,434	(4)

				Long-Term
				Compensation
				Securities
		Annual Compensation		Underlying	All Other
Name and Principal Position	Year	Salary	Bonus	Options	Compensation
Chief Financial Officer and Secretary/Treasurer

Terry Matsunaga		120,770	19,750	32,000	—
Vice President, Research

(1)	Dr. Miller joined us in April 2005. See “Employment Agreements.”

(2)	Amount represents relocation expense reimbursement.

(3)	Mr. Cobb provided consulting services to us from April 11, 2005 to April 26, 2005, and began full-time employment as our chief financial officer on April 27, 2005. See “Employment Agreements.”

(4)	Amount represents relocation expense reimbursement.
Stock Option Grants in 2005
     The following table provides information concerning stock options granted to each of our named executive officers during 2005.

					Potential Realizable
					Value at
					Assumed Annual Rates
					of Stock Price
					Appreciation for
Individual Grants					Option Terms(3)
		Percent of
	Number of	Total
	Securities	Options	Exercise
	Underlying	Granted to	Price
	Options	Employees in	Per	Expiration
Name	Granted(1)	2005	Share(2)	Date	5%	10%
Evan Unger	65,000	5.5%	$4.40	12/14/10	71,833	158,732
John Moore	—	—			—	—
Randall Miller	175,000 (4)	14.8%	3.00	04/18/15	330,169	836,714
	20,000	1.7%	4.00	12/14/15	50,311	127,499
Greg Cobb	150,000 (5)	12.7%	3.00	04/27/15	283,002	717,184
	45,000	3.8%	4.00	12/14/15	113,201	286,873
Terry Matsunaga	22,000	1.9%	3.00	11/01/15	41,507	165,187
	10,000	0.8%	4.00	12/14/15	25,155	63,749

(1)	All options were granted under our 2000 Stock Option Plan. Unless otherwise indicated, options vest annually over 4 years.

(2)	Each stock option was granted with an exercise price equal to the fair market value of our common stock on the grant date, as determined by our board of directors. Because there was no public market for our common stock at the time of these grants, the board of directors determined the fair market value of our common stock by considering a number of factors, including, but not limited to, aggregate liquidation preference of our preferred stock, status of product development, our financial condition and prospects for future growth.

(3)	Potential realizable value amounts are net of exercise price, but before taxes associated with exercise. The actual value, if any, that an optionee may realize depends on the excess of the stock price over the exercise price on the date the option is exercised. The figures in this table are based on the fair market value of our common stock as determined by the board on the date of grant and assumed appreciation over the term of the options at the respective annual rates of stock appreciation shown and are not intended to forecast future appreciation, if any, in the market value of the common stock.

(4)	Options for 25,000 shares vested on the date of the grant and options for 37,500 shares vest and become exercisable annually over 4 years.

(5)	Options for 15,000 shares vested on the date of the grant and options for 33,750 shares vest and become exercisable annually over 4 years.
Aggregated Option Exercises in 2005 and December 31, 2005 Option Values
     The following table provides information concerning stock options exercised during 2005, and unexercised stock options held as of December 31, 2005, by each of our named executive officers. The table also shows the number of shares covered by exercisable and unexercisable options held by such executives on December 31, 2005 and the aggregate gains that would have been realized had those options been exercised on December 31, 2005, even though those options were not exercised and the unexercisable options could not have been exercised on December 31, 2005. There was no public market for our common stock on December 31, 2005. Accordingly, the fair market value of the underlying securities at the close of business on December 31, 2005 was estimated to be approximately $4.00 per share, as determined by the board of directors. We have calculated the values of the unexercised in-the-money options on the basis of the board’s estimated value of $4.00 per share, less the applicable exercise price, multiplied by the number of shares subject to the option, without taking into account any taxes that may be payable in connection with the transaction.

			Number of Securities		Value of Unexercised
	Shares		Underlying Unexercised		In-the-Money
	Acquired on	Value	Options at December 31, 2005		Options at December 31, 2005
Name	Exercise	Realized	Exercisable (2)	Unexercisable	Exercisable	Unexercisable
Evan Unger	200,000	$690,000 (1)	45,000	455,000	$45,000	$455,000

John Moore	—	N.A.	239,583	10,417	479,166	20,834
Randall Miller	—	N.A.	25,000	170,000	31,250	187,500
Greg Cobb	—	N.A.	15,000	180,000	15,000	135,000
Terry Matsunaga	—	N.A.	71,000	49,000	248,500	59,500

(1)	Based on the difference between the fair market value of the shares of $4.00 per share, which was the fair market value of the shares as determined by our board at the time of exercise, and the exercise price of the option.

(2)	All options immediately exercisable, and, when and if exercised, will be subject to a repurchase right held by us, which right lapses in accordance with the respective vesting schedules for such options.

Benefit Plans
     2000 Stock Option Plan
     Our board of directors adopted, and our stockholders approved, our 2000 Stock Option Plan in January 12, 2000. We have reserved 5,000,000 shares of common stock for issuance under the plan. As of January 27, 2006, options to purchase 2,795,724 shares of our common stock were outstanding under our 2000 Stock Option Plan. Under certain circumstances, shares underlying awards granted under the plan may again be available for issuance under the plan.
     The compensation committee of our board of directors administers our 2000 Stock Option Plan. Our compensation committee has the authority to interpret the plan and any agreement entered into under the plan, grant awards and make all other determinations for the administration of the plan. Under our 2000 Stock Option Plan, our compensation committee can grant stock options and stock purchase rights to our employees, consultants and directors.
     Our 2000 Stock Option Plan provides for the grant of both incentive stock options that qualify for favorable tax treatment under Section 422 of the Internal Revenue Code for their recipients and nonqualified stock options. Incentive stock options may be granted only to our employees. The exercise price of incentive stock options must be at least equal to the fair market value of our common stock on the date of grant. The exercise price of incentive stock options granted to 10% stockholders must be at least equal to 110% of the fair market value of our common stock on the date of grant. Nonstatutory stock options granted under the 2000 Stock Option Plan must have an exercise price not less than 85% of the fair market value of our common stock on the date of grant. Our 2000 Stock Option Plan allows for the early exercise of options. All options exercised early are subject to repurchase by us at the original exercise price. The repurchase right lapses over time. The maximum permitted term of options granted under our 2000 Stock Option Plan is ten years.
     In the event of a change of control, our 2000 Stock Option Plan provides that options and stock purchase rights held by current employees, directors and consultants that are not assumed or substituted will immediately vest in full and become exercisable prior to the transaction and all options shall expire on the consummation of the transaction.
     Our board of directors may terminate or amend our 2000 Stock Option Plan at any time. No amendment or termination of the plan will impair the rights of any award recipient unless otherwise agreed by the award recipient.
Employment Agreements
     In July 2004, we entered into an executive employment agreement with Evan C. Unger, M.D., as our president and chief executive officer, which provides, among other things, that:
•	Dr. Unger will receive an annual base salary of $250,000, subject to review by our Compensation Committee at least annually.

•	Dr. Unger will continue to receive his then-current base salary as severance for the 12-month period following the date of termination if his employment is terminated by us without cause or by Dr. Unger with good reason, including a material reduction in title, authority or responsibility; a material reduction in benefits without comparable reductions of other senior management; relocation of principal place of employment outside Tucson, Arizona; or our breach of material obligations under the employment agreement), with certain cash availability restrictions related to payment.
•	Bonuses aggregating 50% of Dr. Unger’s base salary are payable annually upon completion of certain milestones. The payments of the bonuses are dependent on certain available cash requirements. We paid bonuses aggregating $58,334 in 2005.

•	Upon execution of his employment agreement, Dr. Unger received options to purchase 600,000 shares of our common stock at an exercise price of $3.00 per share. Options for 180,000 of such shares vest over four years. Options for the remaining 420,000 shares vest and become exercisable upon achieving, prior to the grant expiration date, certain grant milestones with milestone expiration dates ranging from December 2005 through December 2009.
          In February 2004, we engaged John Moore as our chairman of the board and executive vice president pursuant to an employment agreement, which provides, among other things, that:
•	Mr. Moore receives an annual salary of $125,000. An annual bonus is payable at the discretion of the board.

•	Mr. Moore will continue to receive salary as severance (i) for the remainder of the 24-month period beginning on his employment date if his employment with us is terminated by us without cause or by Mr. Moore with good reason, or (ii) for the remainder of the 36-month period beginning on his employment date if his employment with us is terminated by the Company without cause or by Mr. Moore with good reason, and, prior to the first anniversary of his employment date, a closing of a financing or financings occurs in which we receive at least $15 million in aggregate gross proceeds. Severance payments under the employment agreement are subject to certain cash availability restrictions.

•	On March 30, 2004, Mr. Moore received options to purchase 250,000 shares of our common stock at an exercise price of $2.00 per share vesting in 24 equal monthly installments. Vesting of such options accelerate in full upon the earlier of an initial public offering of our common stock, a sale of our business that results in a change of control, or the date that Mr. Moore’s employment with us is terminated by us without cause or by Mr. Moore with good reason.

•	In his employment agreement, Mr. Moore has agreed to vote all shares of Series C Preferred Stock held by Edson Moore in favor of Evan C. Unger, M.D. in any election of directors during the 24-month period ending on March 30, 2006.

          In April 2005, we entered into an at-will executive employment agreement with Randall Miller, as our chief operating officer, which provides, among other things, that:
•	Dr. Miller receives an annual base salary of $185,000.

•	Bonuses aggregating 50% of Dr. Miller’s base salary are payable annually upon completion of certain milestones.

•	Upon execution of his employment agreement, Dr. Miller received options to purchase 175,000 shares of our common stock at an exercise price of $3.00 per share, of which 25,000 shares were vested and the remainder of which vest and become exercisable annually over 4 years.
          In April 2005, we entered into an at-will executive employment agreement with Greg Cobb, as our chief financial officer, which provides, among other things, that:
•	Mr. Cobb receives an annual base salary of $150,000.

•	Bonuses aggregating 50% of Mr. Cobb’s base salary are payable annually upon completion of certain milestones.

•	Upon execution of his employment agreement, Mr. Cobb received options to purchase 150,000 shares of our common stock at an exercise price of $3.00 per share, of which 15,000 shares were vested and the remainder of which vest and become exercisable annually over 4 years.
Compensation of Directors
          On August 8, 2005, we adopted a policy relating to compensation of our non-employee directors that provides for the following payments:
•	$1,500 for each board and committee meeting attended in person;

•	$250 for each board and committee meeting attended via teleconference;
•	$1,500 annual retainer per director other than the chairman of the board, and $2,500 annual retainer for the chairman;
•	one-time grant upon joining the board of directors of an option to purchase 55,000 shares of common stock with a four-year vesting schedule and an exercise price equal to fair market value of our common stock on the date of grant; and
•	reimbursement of actual, reasonable travel expenses incurred in connection with attending board or committee meetings.
The policy also states that upon completion of an initial public offering of our common stock, and annually thereafter, each non-employee director will receive a $25,000 retainer.
Item 7. Certain Relationships and Related Transactions.
          We lease a 6,200 square feet facility located at 1635 E. 18th St., Tucson, Arizona 85719 as our headquarters and lab facility for approximately $64,428 per year. This facility is owned by a partnership that includes Evan Unger, our president and chief executive officer, Dean Unger, father of Evan Unger and a former director, Rajan Ramaswami, our vice president development, and Terry Matsunaga, our vice president research. We believe the terms of this lease which provide for a rental rate of $10.39 per square foot per year, triple-net, are fair and equivalent to those that might be obtained from a disinterested third party on an arm’s length basis. The lease has a six-year term that expires in October 2008. See “Properties.”
          In July 2003 we issued 92,601 shares of Series B Preferred Stock in payment of dividends on outstanding shares of Series B Preferred Stock held by Edson Moore Healthcare Ventures, Inc., an entity controlled by John Moore, the chairman of our board of directors.
          We have entered into an Investor Rights Agreement with certain holders of Series A Preferred Stock and Series D Preferred Stock, including certain affiliates of Evan Unger and John Moore. Under the Investor Rights Agreement, we have granted the following rights to such stockholders:
•	registration rights, including piggyback and demand registration rights on Form S-3;

•	rights to receive financial statements and, for stockholders holding more than 100,000 shares, inspection rights; and

•	rights to participate pro rata in subsequent securities offerings with certain exceptions.
          We have entered into a Right of First Refusal and Co-Sale Agreement with Evan Unger, our chief executive officer, and certain holders of Series A Preferred Stock and Series D Preferred Stock, including certain affiliates of Evan Unger and John Moore, that prohibits transfer of all common stock then owned or subsequently acquired by Evan Unger (not including shares of common stock issuable upon conversion of preferred stock or held by irrevocable trusts for the benefit of his children, with certain exceptions for estate planning transfers and pledges to secure bona fide loans, without first notifying us and such stockholders and (i) giving us and the stockholders, on a pro rata basis, a right of first refusal to acquire the shares to be transferred on the same terms offered by the proposed transferee and (ii) giving the stockholders, on a pro rata basis, a right of co-sale to participate in the transfer of shares to the proposed transferee.
          We have entered into a Voting Agreement with certain holders of Series A Preferred Stock, including Evan Unger. The Voting Agreement provides that all holders of Series A Preferred Stock will vote in favor of electing designees of four named holders of shares of Series A Preferred Stock to our board of directors.
          Our certificate of incorporation provides that John Moore, our chairman, is entitled to serve as a director on our board until the second annual stockholders’ meeting following the initial public offering of our common stock.
          We have entered into agreements with the purchasers of shares of our common stock, including certain of our executive officers and directors and certain of their affiliates, in connection with our 2004 and 2005 private placement transactions. These agreements provide that such holders of our common stock are entitled to piggyback registration rights, the right to put their shares back to us at 150% of their original purchase price in the event of a merger, consolidation or sale of substantially all of our assets, and the right to receive additional shares of common stock in the event of certain dilutive issuances of securities. These agreements also provide that if we are not a reporting company under the Securities and Exchange Act of 1934 within 24 months from the closing date of each of the private placements, respectively, these stockholders are entitled to receive additional shares of common stock on a quarterly basis, until such time as we become a reporting company.
          In January 2004, we agreed to amend our certificate of incorporation to decrease the conversion price of the Series B Preferred Stock held by Edson Moore Healthcare Ventures, Inc., an affiliate of John Moore, from $16.00 per share to $9.17 per share and decrease the conversion price of the Series C Preferred Stock held by Edson Moore Healthcare Ventures, Inc., from $7.00 to $6.76 per share, subject to adjustment for splits, combinations, stock dividends and the like, as further consideration for Mr. Moore’s services to us, and in exchange for Edson Moore’s agreement (a) to forfeit its right to receive certain shares of Series B Preferred Stock as payment of in-kind dividends on its Series B Preferred Stock and its right to receive any additional shares of Series B Preferred Stock as payment of in-kind dividends that may accrue on its Series B Preferred Stock.
          We hold and are the named beneficiary under a key man life insurance policy in the amount of $10,000,000 insuring the life of Dr. Evan C. Unger as our president, chief executive officer and chief scientific officer.
Item 8. Legal Proceedings.
          We are not subject to any pending legal proceeding and are not aware of any threatened claims against us.
Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.
Absence of Public Market
          Until the effective date of this registration under Section 12(g) of the Securities Exchange Act of 1934, our common stock has not been registered under the Securities Exchange Act of 1934, and has not traded on any exchange or over-the-counter market. There is no established public trading market for our securities.

Number of Stockholders; Common Stock Subject to Convertible or Exercisable Securities
          As of January 27, 2006, we have 327 stockholders of record. As of January 27, 2006, there were outstanding options and warrants to purchase 4,493,037 shares of our common stock, and 5,329,187 shares of our common stock were issuable upon conversion of shares of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock.
Dividends
          To date, we have not paid any cash dividends. In the future, we expect that any earnings will be used for further development of our business as we seek to expand our business and continue our clinical trials and possible commercialization of our product candidates. Further, our ability to declare and pay cash dividends depends upon, among other things, restrictions imposed by the reserve and capital requirements of Delaware law, our income and fiscal condition, tax considerations, and general business conditions. Therefore, it is not likely that we will pay any cash dividends on our common stock in the foreseeable future, and we may never pay cash dividends.
Rule 144 Eligibility
          In general, under Rule 144 under the Securities Act of 1933, as amended, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed 1% of the number of shares of our common stock then outstanding, which equals approximately 182,351 shares of our common stock on an as-converted basis.
          Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us for at least 90 days.
          Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.
          Under Rule 144(k), as of January 27, 2006, 2,255,013 shares of our common stock are eligible for resale under Rule 144(k) without any additional holding period.
Agreement to Register Common Stock under Securities Act of 1933
          We have granted Form S-3 and “piggyback” registration rights with respect to the shares of our common stock into which our Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock is convertible. In the event we were to register any shares of our common stock under the Securities Acts, as amended, we would have to offer to register at the same time all of the shares of our common stock underlying these shares of preferred stock, subject to underwriter cutbacks. In addition, following an initial public offering of our common stock, and subject to our eligibility to use Form S-3 to register securities, these stockholders may request that we register their shares.

Equity Compensation Plans
          Set forth below is information concerning our equity compensation plans as of December 31, 2005.

Number of securities
remaining available
for future issuance
	Number of securities		under equity
	to be issued upon	Weighted-average	compensation plans
	exercise of	exercise price of	(excluding securities
	outstanding options,	outstanding options,	reflected in Column
Plan Category	warrants and rights	warrants and rights	(a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders:
2000 Stock Option Plan	4,493,037	$2.58	1,749,876

Equity compensation plans not approved by security holders:
None
Total	4,493,037	$2.58	1,749,876

Item 10. Recent Sales of Unregistered Securities
          Since January 1, 2003, we have sold the following securities pursuant to exemptions from the registration requirements under the Securities Act of 1933, as amended:
          1. We sold an aggregate of 345,900 shares of our common stock to certain of our employees, directors and consultants for cash consideration in the aggregate amount of $310,450 upon the exercise of stock options granted under our 2000 Stock Option Plan, none of which have been repurchased by us.
          2. We granted stock options to certain employees, directors and consultants under our 2000 Stock Option Plan covering an aggregate of 2,653,940 shares of common stock, at exercise prices ranging from $0.50 to $4.00 per share. Of these, options covering an aggregate of 206,541 shares were canceled without being exercised.
          3. In January 2003, we sold 128,000 shares of Series D Preferred Stock to accredited investors at a price of $2.75 per share. This securities issuance was a follow-on closing to an offering of Series D Preferred Stock that took place in October 2002 and was conducted on the same terms as the October 2002 offering. No underwriters were involved in these sales of securities.
          4. Between June 2003 and January 2004, we sold 7% unsecured convertible promissory notes in the aggregate principal amount of $2,000,000 and warrants to purchase up to an aggregate of 200,000 shares of common stock, with an exercise price of $2.75 per share to accredited investors. The principal amount of the promissory notes plus accrued interest was automatically converted into 1,032,343 shares of our common stock in connection with our March 2004 private placement offering at a conversion price of $2.00 per share. No underwriters were involved in this sale of securities.
          5. In October 2003, in connection with the grant of a sublicense, we issued a warrant to UNeMed Corporation, an accredited investor, to purchase up to an aggregate of 5,000 shares of our common stock at an exercise price of $2.00 per share.
          6. In March 2004, we issued a warrant to each of Bridge Ventures, Inc. and Saggi Capital Corp., each of which is an accredited investor, as partial consideration for annual consulting services. Each warrant is for the purchase of 250,000 shares of our common stock at an exercise price of $3.00 per share.
          7. In March 2004, we sold 2,500,000 shares of our common stock to accredited investors at a purchase price of $2.00 per share pursuant to a private placement in which First Montauk Securities Corp. served as our exclusive placement agent.
          8. In October 2004, we issued a warrant to First Montauk Securities Corp. and certain executive officers of First Montauk Securities Corp., each of whom is an accredited investor, to purchase up to an aggregate of 250,000 shares of common stock at an exercise price of $2.00 per share.
          9. Between October 2004 and February 2005, we sold 2,333,333 shares of common stock to accredited investors at a purchase price of $3.00 per share pursuant to a private placement in which First Montauk Securities Corp. served as our exclusive placement agent. In connection with this offering and as partial consideration for entering into the placement agency agreement, First Montauk Securities Corp. and certain executive officers of First Montauk Securities Corp. also received warrants to purchase up to an aggregate of 233,333 shares of our common stock at an exercise price of $3.30 per share.
     10. In January 2005, as partial consideration for a patent license, we granted Dr. Reinhard Schlief a warrant to purchase up to an aggregate of 20,000 shares of common stock at an exercise price of $3.00 per share.
     11. In September 2005, we sold 1,000,000 shares of Series E Preferred Stock to Abbott Laboratories, an accredited investor, as partial consideration for our acquisition of certain technologies from Abbott Laboratories pursuant to an Asset Purchase Agreement dated September 30, 2005. In connection with this Asset Purchase Agreement, we also issued Abbott Laboratories a secured promissory note in the principal amount of $15,000,000. No underwriters were involved in the foregoing sale of securities.
     12. In September 2005, we issued secured promissory notes in the aggregate principal amount of $4,000,000 and warrants for the purchase of an aggregate of 100,000 shares of our common stock at an exercise price of $4.00 per share to accredited investors. No underwriters were involved in this sale of securities. The secured promissory notes issued in this offering were repaid in full in October 2005 with proceeds from the private placement offering described below.
     13. Between October 2005 and November 2005, we sold 3,750,000 shares of our common stock to accredited investors at a purchase price of $4.00 per share in a private placement in which First Montauk Securities Corp. served as our exclusive placement agent. In connection with its placement agency agreement, First Montauk Securities Corp. and certain executive officers of First Montauk Securities Corp. received warrants to purchase up to 375,000 shares of our common stock at an exercise price of $4.25 per share.
     The sales of the above securities described in items (1) and (2) above were exempt from registration under the Securities Act in reliance on Rule 701 promulgated under the Securities Act as transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701.
     The sale of securities described in items (3), (4), (7), (9), (12) and (13) above were exempt from registration under the Securities Act in reliance on Rule 506 of Regulation D promulgated thereunder as transactions by an issuer not involving a public offering. The recipients of securities in each of these transactions were sophisticated entities, all of whom are “accredited investors,” as such term is defined in Rule 501 promulgated under the Securities Act, and all of whom had adequate access, through their relationship with us, to information about us.
     The sale of securities described in items (5), (6), (8), (10) and (11) above were exempt from registration under Section 4(2) of the Securities Act as transactions by an issuer not involving a public offering. The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and instruments issued in such transactions.

Item 11. Description of Registrant’s Securities to be Registered.
     We are authorized to issue 70,000,000 shares of common stock, $0.0001 par value per share, and 30,000,000 shares of preferred stock, $0.0001 par value per share. Our board of directors has the authority to set the terms and preferences of multiple series of preferred stock. Our board has authorized a series of 2,400,000 shares of Series A Preferred Stock, a series of 800,000 shares of Series B Preferred Stock, a series of 1,700,000 shares of Series C Preferred Stock, a series of 545,500 shares of Series D Preferred Stock and a series of 1,000,000 shares of Series E Preferred Stock.
Common Stock
     On January 27, 2006, there were 12,905,907 outstanding shares of our common stock held by approximately 304 stockholders. In addition, as of January 27, 2006 there were warrants to purchase an aggregate of 1,697,313 shares of our common stock and options to purchase an aggregate of 2,795,724 shares of our common stock outstanding.
     The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of our stockholders. Subject to the preferences applicable to the outstanding preferred stock, holders of our common stock are entitled to receive ratably such dividends as may be declared by our board of directors out of funds legally available therefor. In the event we liquidate, dissolve or wind up our business, holders of our common stock and preferred stock are entitled to share ratably in all assets remaining on an as-converted to common stock basis, after payment of liabilities and the liquidation preferences of any then outstanding preferred stock. Except pursuant to agreements with us, holders of our common stock do not have preemptive or conversion rights or other subscription rights. There are no redemption rights or sinking fund provisions applicable to holders of our common stock. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of our preferred stock.
Preferred Stock
     On January 27, 2006, there were 2,291,144 outstanding shares of Series A Preferred Stock held by 44 stockholders; 593,226 shares of Series B Preferred Stock held by one stockholder; 285,714 shares of Series C Preferred Stock held by one stockholder; 438,232 shares of Series D Preferred Stock held by 23 stockholders; and 1,000,000 shares of Series E Preferred Stock held by one stockholder.
     Liquidation Preference. In the event of a liquidation or sale of our assets, the holders of our preferred stock would be entitled to receive the following preferential amounts in the following order of priority:

     First: the holders of Series A Preferred Stock and Series D Preferred Stock would be entitled to receive $2.75 per share plus any accrued but unpaid dividends on such share;
     Second: the holders of Series B Preferred Stock would be entitled to receive $16.00 per share;
     Third: the holders of Series C Preferred Stock would be entitled to receive $7.00 per share; and
     Fourth: the holders of common stock and the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock would be entitled to receive any remaining amount to be distributed to stockholders on a pro rata, as-if-converted to common stock basis.
     In the event of a merger or consolidation that results in a change of control, the Series A Preferred Stock and Series D Preferred Stock would be entitled to receive their liquidation preference as described above, but the Series B Preferred Stock and Series C Preferred Stock would be automatically converted into shares of common stock immediately prior to the consummation of such transaction, and would not be entitled to any preferential liquidation payment. In addition, holders of the following numbers of shares of our common stock have the right, in the event of a merger or consolidation that results in a change of control, to cause us or our successor to repurchase their shares of common stock in lieu of receiving any liquidating distribution, at the following prices:
•	3,750,000 shares of common stock at $6.00 per share;

•	2,333,331 shares of common stock at $4.50 per share; and

•	3,532,343 shares of common stock at $3.00 per share.
     Dividends. The holders of our Series A Preferred Stock and Series D Preferred Stock are entitled to receive cumulative dividends in preference to the holders of all other classes and series of stock at the rate of 8% of their original issue price per annum. We may not declare or pay any dividend or distribution on any shares of our common stock unless we declare and pay an equivalent dividend or on our preferred stock.
     Voting. Holders of shares of our Series A Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock have the right to one vote for each share of common stock into which such shares of preferred stock is convertible. Our Series B Preferred Stock is non-voting, except for the class veto rights described below.
     Election of Directors. Our charter provides that our board shall consist of not more than nine directors, and that number may not be increased without approval by holders of at least 75% of the Series A Preferred Stock and Series D Preferred Stock voting together as a single class. Until our second annual stockholders’ meeting following an initial public offering:
•	the holders of a majority of the Series A Preferred Stock, voting together as a separate class, are entitled to elect four directors and, pursuant to a Voting Agreement, all holders of Series A Preferred Stock agreed to vote such shares in favor of one representative designated by each of four institutional investors to serve as directors;
•	the holders of a majority of all other shares of voting stock, voting together as a single class on an as-converted to common stock basis, are entitled to elect four directors; and
•	as long as John A. Moore or an entity controlled by Mr. Moore continues to hold at least 300,000 shares of Series B Preferred Stock and/or Series C Preferred Stock, pursuant to our charter Mr. Moore will have the personal right to serve as the ninth director.
     Class Veto Rights. For so long as any shares of Series A Preferred Stock or Series D Preferred Stock remain outstanding, absent the approval of the holders of at least 75% of the outstanding shares of Series A Preferred Stock and Series D Preferred Stock, voting together as a single class on an as-converted to common stock basis, we may not:
•	amend, alter, waive or repeal any provision of our charter or bylaws, in a way that is adverse to the voting or other powers, preferences, or other special rights or privileges, or restrictions of our preferred stock;

•	increase or decrease the authorized number of shares of preferred stock;

•	authorize or designate any new class or series of stock or any other securities convertible into equity securities ranking on a parity with or senior to the preferred stock in right of redemption, liquidation preference, voting or dividends or any increase in the authorized or designated number of any such new class or series;

•	except in certain circumstances, redeem or repurchase any shares of our stock;

•	take any action resulting in our bankruptcy, insolvency, dissolution or liquidation;

•	take any action which causes us to become a reporting company under the Securities Exchange Act of 1934;

•	sell, lease or otherwise dispose of all or substantially all of our assets; or

•	consolidate or merge with or into any other entity or person, if, following such transaction, our stockholders immediately prior to such transaction would own less than 50% of our voting power immediately after such transaction, or enter into any transaction or series of related transactions in which in excess of 50% of our voting power is transferred.
     Absent the approval of the holders of at least a majority of the then outstanding shares of Series B Preferred Stock, voting separately as a series, we may not:
•	amend our charter so as to affect adversely the rights of holders of shares of Series B Preferred Stock, including by creating any additional classes or series of preferred stock with a liquidation preference, dividend or other rights senior or pari passu to the Series B Stock; or

•	change the rights of the holders of Series B Preferred Stock in any other respect.

     Absent the approval of the holders of at least a majority of the then outstanding shares of Series C Preferred Stock, voting separately as a series, we may not:
•	amend our charter so as to affect adversely the rights of holders of shares of Series C Preferred Stock, including by creating any additional classes or series preferred stock with a liquidation preference, dividend or other rights senior or pari passu to the Series C Preferred Stock; or

•	change the rights of the holders of Series C Preferred Stock in any other respect.
     Absent the approval of the holders of at least 66 2/3% of the then outstanding shares of Series E Preferred Stock, voting separately as a series, we may not:
•	alter or change the rights, preferences, or privileges of the Series E Preferred Stock in a manner that adversely affects the Series E Preferred Stock;

•	increase the authorized number of shares of common stock or preferred stock, or decrease the number of authorized shares of Series E Preferred Stock; or

•	amend or waive any provision of our charter or bylaws in a manner that adversely affects the Series E Preferred Stock.
     Redemption. To the extent we have funds legally available on the applicable dates for redemption of shares, the holders of our preferred stock have the following redemption rights:
•	The holders of at least a majority of the outstanding shares of our Series A Preferred Stock and Series D Preferred Stock (voting together as a single class on an as-if-converted to common stock basis), may require us to redeem all, but not less than all, outstanding shares of the Series A Preferred Stock and Series D Preferred Stock, at a per share redemption price equal to $5.50 plus any unpaid dividends on such shares, payable in three annual installments beginning on December 31, 2008.

•	On December 31, 2008, we are required to redeem all outstanding shares of Series B Preferred Stock, at a per share redemption price equal to $16.00 plus any unpaid dividends on such shares.

•	On December 31, 2008, we are required to redeem all outstanding shares of Series C Preferred Stock, at a per share redemption price equal to $7.00 plus any unpaid dividends on such shares.

•	In the event we sell all or substantially all of the rUK and rproUK technologies that we purchased from Abbott Laboratories at any time prior to September 30, 2007, and if at such time we are not subject to the public reporting requirements of Section 12(g) or Section 15(d) of the Securities Exchange Act, then the holders of a majority of the then outstanding shares of Series E Preferred Stock may require us to redeem all, but not less than all, of the outstanding shares of Series E Preferred Stock, at a per share redemption price equal to $10.00.

     Conversion. Our shares of preferred stock are convertible, at any time at the holder’s option or automatically upon the closing of a firm commitment underwritten public offering of our common stock, into shares of common stock as follows:
•	each share of Series A Preferred Stock is convertible at the option of the holder into 1.046 shares of common stock;

•	each share of Series B Preferred Stock is convertible at the option of the holder into 1.745 shares of common stock;

•	each share of Series C Preferred Stock is convertible at the option of the holder into 1.035 shares of common stock;

•	each share of Series D Preferred Stock is convertible at the option of the holder into 1.375 shares of common stock; and

•	each share of Series E Preferred Stock is convertible at the option of the holder into 1.00 share of common stock.
     Anti-Dilution. The holders of our Series A Preferred Stock and Series D Preferred Stock are entitled to weighted average anti-dilution adjustments to the conversion ratio of such shares into common stock in the event that we issue shares of common stock, or securities exercisable or convertible into common stock, at a price less than $2.00 per share. The holders of our Series B Preferred Stock and Series C Preferred Stock are entitled to weighted average anti-dilution adjustments to the conversion ratio of such shares into common stock in the event that we issue shares of common stock, or securities exercisable or convertible into common stock, for consideration at a price per share less than the fair market value of one share of common stock at such time as determined by our board in good faith. The holders of our Series E Preferred Stock are entitled to weighted average anti-dilution adjustments to the conversion ratio of such shares into common stock in the event that we issue shares of common stock, or securities exercisable or convertible into common stock, at a price less than $4.00 per share.
     Stockholders who acquired shares of our common stock in certain private placement transactions are entitled to anti-dilution protection in the form of a contractual right to receive additional shares of common stock in the event that we sell or issue additional shares of common stock, or securities convertible into or exercisable for common stock, with a purchase, exercise or conversion price of less than their original purchase price. Stockholders who acquired shares of our common stock in the private placement closed in March 2004 will receive additional shares of common stock if we sell or issue additional shares of common stock at a price less than $2.00 per share, based on a weighted average formula. Stockholders who acquired shares of our common stock in the private placements closed in February 2005, October 2005 and November 2005 will receive additional shares of common stock if we sell or issue additional shares of common stock at a price less than $3.00 (with respect to the February 2005 closing) or $4.00 per share (with respect to the October 2005 and November 2005 closings), based on a full ratchet formula, which effectively reduces the investor’s per share purchase price to the lower price at which common stock is offered in the dilutive offering.
     Put Rights. If, at any time prior to the effective date of an initial public offering of our common stock pursuant to a registration statement filed pursuant to the Securities Act, we enter into a transaction involving a merger or consolidation in which we are not the surviving entity, or a sale of substantially all of our assets, then certain holders of our common stock will have the option to sell their shares back to us at a price per share equal to 150% of the original price per share paid for such shares by such stockholder. Under certain limited circumstances, this put right may be satisfied by tendering payment in the form of the acquiring entity's securities.
     Other Rights.We also granted the holders of our Series A Preferred Stock and Series D Preferred Stock certain information and inspection rights, registration rights and certain rights to participate in subsequent issuances of new securities, and certain rights of first refusal and co-sale that must be satisfied before Evan C. Unger, M.D., our founder, may transfer a certain number of shares of common stock held by him. See “Certain Relationships and Related Transactions.”
Delaware Law and Certain Charter Provisions
     Under our Certificate of Incorporation, as amended, as of January 27, 2006, 70,000,000 shares of common stock are authorized, of which 12,905,907 shares were issued and outstanding, 11,572,110 shares are reserved for conversion of outstanding convertible preferred stock, exercise of outstanding and reserved but unissued options and outstanding warrants, and 45,521,993 shares were unissued and unreserved. The total number of shares of preferred stock authorized is 30,000,000, of which 4,608,316 shares are issued and outstanding. Of the authorized number of shares of preferred stock, 2,400,000 shares are designated Series A Preferred Stock, 2,291,144 of which are outstanding, 800,000 shares are designated Series B Preferred Stock, 593,266 of which are outstanding, 1,700,000 shares are designated Series C Preferred Stock, 285,714 of which are outstanding, 545,500 shares are designated Series D Preferred Stock, 438,232 of which are outstanding, and 1,000,000 shares are designated Series E Preferred Stock, all of which are outstanding. There are 23,554,500 shares of authorized preferred stock that remain undesignated. All of the authorized but unissued and unreserved shares of our common stock and preferred stock may be utilized for a variety of corporate purposes, including future private placements or public offerings to raise additional capital and for facilitating corporation acquisitions as well as conversion of any additional shares of preferred stock subsequently issued. One of the effects of unissued and unreserved shares of capital stock may be to enable our board of directors to render more difficult or discourage an attempt to obtain control of our management by means of a merger, tender offer, proxy contest or otherwise, and thereby to protect the continuity of our management. If, in the due exercise of its fiduciary obligations, for example, our board determines that a takeover proposal is not in our best interest, such shares could be issued by the board without stockholder approval in one or more private transactions or other transactions that might prevent or render more difficult or costly the completion of the takeover transaction by diluting the voting or other rights of the proposed acquirer or insurgent stockholder group, by creating a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent board or by effecting an acquisition that might complicate or preclude the takeover.
Item 12. Indemnification of Directors and Officers.
     Under the General Corporation Law of the State of Delaware, we have the power to indemnify any of our directors or executive officers who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative as a result of such person being a director or executive officer. The statutory indemnification covers expenses, judgments, fines and amounts paid in settlement if a director or executive officer acted in good faith, and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding if he or she had no reasonable cause to believe his or her conduct was unlawful.
     Insofar as indemnification for liabilities under the Securities Act may be permitted to our executive officers and directors, it should be noted that it is the opinion of the Securities and Exchange Commission that such indemnification is against public policy as expressed in such Securities Act and is, therefore, unenforceable.

Item 13. Financial Statements and Supplementary Data.
ImaRx Therapeutics, Inc.
(A Development Stage Company)
Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Financial Statements

Consolidated Balance Sheets as of December 31, 2003 and 2004 and September 30, 2005 (unaudited)	F-3
Consolidated Statements of Operations for the years ended December 31, 2002, 2003 and 2004 and the nine months ended September 30, 2004 (unaudited) and 2005 (unaudited)	F-5
Consolidated Statements of Mandatory Redeemable Convertible Preferred Stock and Stockholders’ (Deficit) Equity for the years ended December 31, 2002, 2003 and 2004 and the nine months ended September 30, 2005 (unaudited)
F-6
Consolidated Statements of Cash Flows for the years ended December 31, 2002, 2003 and 2004 and the nine months ended September 30, 2004 (unaudited) and 2005 (unaudited)	F-8
Notes to Consolidated Financial Statements	F-10

Report of Independent Registered Public Accounting Firm
Board of Directors and Stockholders
ImaRx Therapeutics, Inc.
We have audited the accompanying consolidated balance sheets of ImaRx Therapeutics, Inc. (a development stage company) as of December 31, 2003 and 2004, and the related consolidated statements of operations, mandatory redeemable convertible preferred stock and stockholders’ (deficit) equity, and cash flows for each of the three years in the period ended December 31, 2004, and the period from October 7, 1999 (date of inception) through December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. Our audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of ImaRx Therapeutics, Inc. (a development stage company) at December 31, 2003 and 2004, and the results of its operations and its cash flows for the three years in the period ended December 31, 2004, and for the period from October 7, 1999 (date of inception) through December 31, 2004, in conformity with United States generally accepted accounting principles.
The accompanying consolidated financial statements have been prepared assuming that ImaRx Therapeutics, Inc. (a development stage company) will continue as a going concern. As more fully described in Note 2, the Company has recurring losses, which has resulted in a significant stockholders’ deficit at December 31, 2004. This condition, among others, raises substantial doubt about the Company’s ability to continue as a going concern. Management plans in regards to these matters are also described in Note 2. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

/s/ Ernst & Young LLP
Phoenix, Arizona
January 26, 2006

ImaRx Therapeutics, Inc.
(A Development Stage Company)
Consolidated Balance Sheets

	December 31		September 30
	2003	2004	2005
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$736,383	$1,538,290	$2,085,387
Inventories	44,745	36,251	13,412
Prepaid expenses and other	33,508	187,875	63,432

Total current assets	814,636	1,762,416	2,162,231

Property and equipment, net	483,832	359,965	610,330

Total assets	$1,298,468	$2,122,381	$2,772,561

	December 31		September 30
	2003	2004	2005
			(unaudited)
Liabilities and stockholders’ deficit
Current liabilities:
Accounts payable	$635,761	$389,850	$417,388
Accrued expenses	191,850	633,329	1,088,152
Current portion of borrowings under lines of credit	51,659	—	—
Short-term notes payable	1,375,768	—	4,000,000

Total current liabilities	2,255,038	1,023,179	5,505,540

Long-term notes payable, less current portion	4,001,862	4,281,992	15,000,000
Other long-term liabilities	218,856	218,856	218,856

Total liabilities	6,475,756	5,524,027	20,724,396

Mandatory redeemable convertible preferred stock:
Series A 8% Redeemable Convertible Preferred Shares $.0001 par, at carrying value including accrued dividends (liquidation value of $8,776,737):
Authorized shares — 2,400,000
Issued and outstanding shares — 2,291,144 in 2003, 2004 and 2005	7,816,591	8,320,643	8,698,682
Series B 7% Redeemable Convertible Preferred Shares, $.0001 par, at carrying value (liquidation value of $9,491,622):
Authorized shares — 800,000
Issued and outstanding shares — 593,226 in 2003, 2004 and 2005	9,791,063	9,491,622	9,491,622
Series C Redeemable Convertible Preferred Shares, $.0001 par at carrying value (liquidation value of $1,999,998):
Authorized shares — 1,700,000
Issued and outstanding shares — 285,714 in 2003, 2004 and 2005	1,945,563	1,945,563	1,945,563
Series D 8% Redeemable Convertible Preferred Shares, $.0001 par at carrying value including accrued dividends (liquidation value of $1,463,231):
Authorized shares — 545,500
Issued and outstanding shares — 438,232 in 2003, 2004 and 2005	1,272,773	1,369,193	1,441,491

Total redeemable convertible preferred stock	20,825,990	21,127,021	21,577,358
Stockholders’ deficit:
Series E redeemable convertible preferred shares, $.0001 par :
Authorized shares — 1,000,000
Issued and outstanding shares — no shares in 2003 and 2004, and 1,000,000 shares in 2005	—	—	4,000,000
Common stock, $.0001 par:
Authorized shares — 70,000,000
Issued and outstanding shares — 2,936,633 in 2003, 6,505,306 in 2004 and 9,134,249 in 2005	295	651	914
Additional paid-in capital	207,043	7,706,137	14,233,388
Deficit accumulated during the development stage	(26,210,616)	(32,235,455)	(57,763,495)

Total stockholders’ deficit	(26,003,278)	(24,528,667)	(39,529,193)

Total liabilities and mandatory redeemable convertible preferred stock and stockholders’ deficit	$1,298,468	$2,122,381	$2,772,561

See accompanying notes.

ImaRx Therapeutics, Inc.
(A Development Stage Company)
Consolidated Statements of Operations

				Period from			Period from
				October 7, 1999			October 7, 1999
				(Date of			(Date of
				Inception)			Inception)
				Through	Nine Months ended		Through
	Years ended December 31			December 31	September 30		September 30
	2002	2003	2004	2004	2004	2005	2005
					(unaudited)	(unaudited)	(unaudited)
Grant and other revenue	$71,163	$224,231	$575,014	$1,595,934	$442,933	$380,471	$1,976,405
Costs and expenses:
Research and development	1,398,652	1,877,393	2,489,640	9,172,688	1,557,813	2,269,706	11,442,394
In-process technology acquired	—	—	—	—	—	24,000,000	24,000,000
License fees to development partner	—	—	—	10,000,000	—	—	10,000,000
General and administrative	1,839,509	1,654,251	3,183,850	11,027,455	1,943,736	2,633,850	13,661,305
Depreciation and amortization	244,504	209,032	185,905	1,490,643	137,967	144,378	1,635,021

	3,482,665	3,740,676	5,859,395	31,690,786	3,639,516	29,047,934	60,738,720

Loss from operations	(3,411,502)	(3,516,445)	(5,284,381)	(30,094,852)	(3,196,583)	(28,667,463)	(58,762,315)

Other income (expense):
Interest and other income	13,803	22,475	29,109	249,434	21,766	78,158	327,592
Interest expense	(169,809)	(325,779)	(468,536)	(1,263,016)	(397,690)	(323,357)	(1,586,373)
Minority interest in net loss of consolidated subsidiary	369,029	—	—	2,638,446	—	—	2,638,446
Gain on extinguishment of note payable to development partner	—	—	—	—	—	3,834,959	3,834,959

Net loss	(3,198,479)	(3,819,749)	(5,723,808)	(28,469,988)	(3,572,507)	(25,077,703)	(53,547,691)

Accretion of dividends on preferred stock	(1,640,393)	(1,286,715)	(301,031)	(3,765,467)	(150,915)	(450,337)	(4,215,804)

Net loss available to common stockholders	$(4,838,872)	$(5,106,464)	$(6,024,839)	$(32,235,455)	$(3,723,422)	$(25,528,040)	$(57,763,495)

Net loss available to common stockholders per share — Basic and diluted	$(1.65)	$(1.74)	$(1.07)		$(0.70)	$(2.98)

Weighted average shares outstanding — Basic and diluted	2,938,706	2,936,094	5,637,042		5,345,016	8,554,051

See accompanying notes.

ImaRx Therapeutics, Inc.
(A Development Stage Company)
Consolidated Statements of Mandatory Redeemable Convertible Preferred Stock and Stockholders’ (Deficit) Equity

			Mnadatory Redeemable Convertible Preferred Stock									Stockholders’ (Deficit) Equity
													Series E					Deficit
													Redeemable					Accumulated	Total
		Per	Series A		Series B		Series C		Series D		Stock		Convertible				Additional	During the	Stockholders’
		Share		Carrying		Carrying		Carrying		Carrying	Subscription	Members’	Preferred Shares		Common Stock		Paid-in	Development	(Deficit)
	Date	Amount	Shares	Value	Shares	Value	Shares	Value	Shares	Value	Receivable	Equity	Shares	Amount	Shares	Amount	Capital	Stage	Equity

Initial capitalization at October 7, 1999			—	$—	—	$—	—	$—	—	$—	$—	$59,626	—	$—	—	$—	$—	$—	$59,626
Net loss for the period (unaudited)			—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(553,485)	(553,485)

Balance at December 30, 1999			—	—	—	—	—	—	—	—	—	59,626	—	—	—	—	—	(553,485)	(493,859)
Conversion of members’ equity to common stock	8/2/2000	$0.02	—	—	—	—	—	—	—	—	—	(59,626)	—	—	2,825,833	283	59,343	—	—
Issuance of Series A Redeemable Convertible Preferred Stock, net of issuance costs of $64,146	08/19/2000	2.75	1,294,772	3,719,313	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of Series A Redeemable Convertible Preferred Stock, upon conversion of unsecured notes	9/1/00-12/27/00	2.75	880,075	2,442,205	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Exercise of stock options	5/1/00-12/31/00	0.50	—	—	—	—	—	—	—	—	—	—	—	—	83,500	8	41,742	—	41,750
Stock subscription receivable			—	—	—	—	—	—	—	—	(244,834)	—	—	—	—	—	—	—	—
Net loss			—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(2,849,139)	(2,849,139)

Balance at December 30, 2000			2,174,847	6,161,518	—	—	—	—	—	—	(244,834)	—	—	—	2,909,333	291	101,085	(3,402,624)	(3,301,248)
Issuance of Series A Redeemable Convertible Preferred Stock, net of issuance costs of $13,911	1/9/01-1/30/01	2.75	116,297	61,071	—	—	—	—	—	—	244,834	—	—	—	—	—	—	—	—
Issuance of Series B Redeemable Convertible Preferred Stock	1/19/2001	16.00	—	—	500,625	8,010,000	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of Series C Redeemable Convertible Preferred Stock, net of issuance costs of $54,436	1/19/2001	7.00	—	—	—	—	285,714	1,945,563	—	—	—	—	—	—	—	—	—	—	—
Accretion of undeclared dividends on Series B Redeemable Convertible Preferred Stock			—	—	—	537,328	—	—	—	—	—	—	—	—	—	—	—	(537,328)	(537,328)
Exercise of stock options	5/1/01-10/31/01	0.50	—	—	—	—	—	—	—	—	—	—	—	—	30,250	3	15,122	—	15,125
Issuance of warrants			—	—	—	—	—	—	—	—	—	—	—	—	—	—	35,734	—	35,734
Net loss			—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(12,325,328)	(12,325,328)

Balance at December 31, 2001			2,291,144	6,222,589	500,625	8,547,328	285,714	1,945,563	—	—	—	—	—	—	2,939,583	294	151,941	(16,265,280)	(16,113,045)
Issuance of Series D Redeemable Convertible Preferred Stock, net of issuance costs of $20,111	10/10/2002	2.75	—	—	—	—	—	—	310,232	833,031	—	—	—	—	—	—	—	—	—
Declared dividends on Series B Redeemable Convertible Preferred Stock	7/18/2002	16.00	—	—	53,792	323,346	—	—	—	—	—	—	—	—	—	—	—	(323,346)	(323,346)
Accretion of undeclared dividends on Series A Redeemable Convertible Preferred Stock			—	1,037,193	—	—	—	—	—	—	—	—	—	—	—	—	—	(1,037,193)	(1,037,193)
Accretion of undeclared dividends on Series B Redeemable Convertible Preferred Stock			—	—	—	279,854	—	—	—	—	—	—	—	—	—	—	—	(279,854)	(279,854)
Repurchase and retirement of common stock	11/1/2002	0.50	—	—	—	—	—	—	—	—	—	—	—	—	(5,250)	—	(2,625)	—	(2,625)
Contractual reduction of warrants issued in 2001			—	—	—	—	—	—	—	—	—	—	—	—	—	—	(16,110)	—	(16,110)
Net loss			—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(3,198,479)	(3,198,479)

Balance at December 31, 2002			2,291,144	7,259,782	554,417	9,150,528	285,714	1,945,563	310,232	833,031	—	—	—	—	2,934,333	294	133,206	(21,104,152)	(20,970,652)
Issuance of Series D Redeemable Convertible Preferred Stock, net of issuance costs of $1,629	1/21/2003	2.75	—	—	—	—	—	—	128,000	350,371	—	—	—	—	—	—	—	—	—
Declared dividends on Series B Redeemable Convertible Preferred Stock	7/18/2003	16.00	—	—	38,809	341,094	—	—	—	—	—	—	—	—	—	—	—	(341,094)	(341,094)
Accretion of undeclared dividends on Series A and D Redeemable Convertible Preferred Stock			—	556,809	—	—	—	—	—	89,371	—	—	—	—	—	—	—	(646,180)	(646,180)
Accretion of undeclared dividends on Series B Redeemable Convertible Preferred Stock			—	—	—	299,441	—	—	—	—	—	—	—	—	—	—	—	(299,441)	(299,441)
Issuance of warrants with convertible subordinated notes			—	—	—	—	—	—	—	—	—	—	—	—	—	—	70,000	—	70,000
Issuance of warrants			—	—	—	—	—	—	—	—	—	—	—	—	—	—	2,688	—	2,688
Exercise of stock options	2/1/03-12/31/03	0.50	—	—	—	—	—	—	—	—	—	—	—	—	2,300	1	1,149	—	1,150
Net loss			—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(3,819,749)	(3,819,749)

Balance at December 31, 2003			2,291,144	7,816,591	593,226	9,791,063	285,714	1,945,563	438,232	1,272,773	—	—	—	—	2,936,633	295	207,043	(26,210,616)	(26,003,278)

ImaRx Therapeutics, Inc.
(A Development Stage Company)

			Mandatory Redeemable Convertible Preferred Stock									Stockholders’ (Deficit) Equity
													Series E					Deficit
													Redeemable					Accumulated	Total
		Per	Series A		Series B		Series C		Series D		Stock		Convertible				Additional	During the	Stockholders’
		Share		Carrying		Carrying		Carrying		Carrying	Subscription	Members	Preferred Shares		Common Stock		Paid-in	Development	(Deficit)
	Date	Amount	Shares	Value	Shares	Value	Shares	Value	Shares	Value	Receivable	Equity	Shares	Amount	Shares	Amount	Capital	Stage	Equity

Balance at December 31, 2003			2,291,144	$7,816,591	593,226	$9,791,063	285,714	$1,945,563	438,232	$1,272,773	$—	—	—	$—	2,936,633	$295	$207,043	$(26,210,616)	$(26,003,278)
Issuance of warrants with convertible subordinated notes	1/30/2004	$2.00	—	—	—	—	—	—	—	—	—	—	—	—	—	—	65,325	—	65,325
Discount related to beneficial conversion feature of warrants issued with convertible subordinated notes			—	—	—	—	—	—	—	—	—	—	—	—	—	—	32,961	—	32,961
Exercise of warrants	3/17/2004	0.50	—	—	—	—	—	—	—	—	—	—	—	—	10,000	1	4,999	—	5,000
Issuance of Common Stock, net of issuance costs of $598,334	3/30/2004	2.00	—	—	—	—	—	—	—	—	—	—	—	—	2,500,000	250	4,401,416	—	4,401,666
Conversion of convertible subordinated notes to Common Stock			—	—	—	—	—	—	—	—	—	—	—	—	1,032,343	103	2,064,583	—	2,064,686
Issuance of warrants in conjunction with consulting agreements			—	—	—	—	—	—	—	—	—	—	—	—	—	—	464,378	—	464,378
Issuance of warrants to placement agent			—	—	—	—	—	—	—	—	—	—	—	—	—	—	452,269	—	452,269
Accretion of undeclared dividends on Series A and D Redeemable Convertible Preferred Stock			—	504,052	—	—	—	—	—	96,420	—	—	—	—	—	—	—	(600,472)	(600,472)
Contractual reduction of Series B Redeemable Convertible Preferred stock undeclared dividend accrual			—	—	—	(299,441)	—	—		—	—	—	—	—	—	—	—	299,441	299,441
Exercise of stock options	2/9/04-12/31/04	0.50	—	—	—	—	—	—	—	—	—	—	—	—	26,330	2	13,163	—	13,165
Net loss			—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(5,723,808)	(5,723,808)

Balance at December 31, 2004			2,291,144	$8,320,643	593,226	$9,491,622	285,714	$1,945,563	438,232	$1,369,193	$—	$—	—	$—	6,505,306	$651	$7,706,137	$(32,235,455)	$(24,528,667)
Issuance of Common Stock, net of issuance costs of $593,100	1/31/2005	3.00	—	—	—	—	—	—	—	—	—	—	—	—	1,390,000	139	3,576,761	—	3,576,900
Issuance of warrants in conjunction with patent licensing	1/31/2005	3.00	—	—	—	—	—	—	—	—	—	—	—	—	—	—	35,870		35,870
Issuance of Common Stock, net of issuance costs of $885,938	2/28/2005	3.00	—	—	—	—	—	—	—	—	—	—	—	—	943,333	94	1,943,968	—	1,944,062
Issuance of warrants for Common Stock in connection with private placement of Common Stock in 01/05 and 02/05	2/28/2005	3.30	—	—	—	—	—	—	—	—	—	—	—	—	—	—	415,200	—	415,200
Issuance of Common Stock related to acquisition of assets	9/30/2005	4.00	—	—	—	—	—	—	—	—	—	—	1,000,000	4,000,000	—	—	—	—	4,000,000
Issuance of warrants for Common Stock in connection with bridge note financing	9/30/2005	4.00	—	—	—	—	—	—	—	—	—	—	—	—	—	—	270,177	—	270,177
Accretion of undeclared dividends on Series A and D Redeemable Convertible Preferred Stock			—	378,039	—	—	—	—	—	72,298	—	—	—	—	—	—	—	(450,337)	(450,337)
Exercise of stock options	01/05 - 09/05	0.50 - 3.00	—	—	—	—	—	—	—	—	—	—	—	—	295,610	30	285,275	—	285,305
Net loss			—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(25,077,703)	(25,077,703)

Balance at September 30, 2005			2,291,144	$8,698,682	593,226	$9,491,622	285,714	$1,945,563	438,232	$1,441,491	$—	$—	1,000,000	$4,000,000	9,134,249	$914	$14,233,388	$(57,763,495)	$(39,529,193)

See accompanying notes.

ImaRx Therapeutics, Inc.
(A Development Stage Company)
Consolidated Statements of Cash Flows

				Period from			Period from
				October 7, 1999			October 7, 1999
				(Date of			(Date of
				Inception)			Inception)
				Through	Nine Months ended		Through
	Years ended December 31			December 31	September 30		September 30
	2002	2003	2004	2004	2004	2005	2005
					(unaudited)	(unaudited)	(unaudited)
Operating activities
Net loss	$(3,198,479)	$(3,819,749)	$(5,723,808)	$(28,469,988)	$(3,572,507)	$(25,077,703)	$(53,547,691)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	244,504	209,032	185,905	1,490,643	137,967	144,378	1,635,021
Stock-based compensation	—	—	—	2,688	—	—	2,688
Warrant amortization expense	—	—	916,647	916,647	310,145	270,177	1,186,824
Amortization of debt discount	2,095	15,565	156,688	185,222	156,688	—	185,222
Loss on patent and trademark costs	—	—	—	876,811	—	—	876,811
Minority interest in net loss of consolidated subsidiary	(369,029)	—	—	(2,638,446)	—	—	(2,638,446)
Gain on extinguishment of debt to development partner	—	—	—	—	—	(3,834,959)	(3,834,959)
Note issued for acquisition of technology expensed to operations	—	—	—	—	—	15,000,000	15,000,000
Preferred stock issued for acquisition of technology expensed to operations	—	—	—	—	—	4,000,000	4,000,000
(Gain) loss on sale of property and equipment	—	(10,871)	2,681	(8,190)	2,123	—	(8,190)
Changes in operating assets and liabilities:
Inventories	(42,405)	63,649	8,494	52,468	(32,160)	22,839	75,307
Prepaid expenses and other	68,033	(14,994)	(154,367)	(59,850)	(188,673)	124,443	64,593
Receivables due from related parties and employees	11,011	11,892	—		—		—
Accounts payable	(69,533)	423,928	(245,911)	157,989	(152,601)	27,538	185,527
Accrued expenses and other liabilities	200,188	163,376	753,930	436,914	326,503	508,002	944,916

Net cash used in operating activities	(3,153,615)	(2,958,172)	(4,099,741)	(27,057,092)	(3,012,515)	(8,815,285)	(35,872,377)

Investing activities
Purchase of property and equipment	(16,725)	(33,530)	(64,719)	(807,639)	(57,894)	(394,743)	(1,202,382)
Proceeds from sale of property and equipment	—	17,500	—	17,500	—	—	17,500
Purchase of intangibles	—	—	—	(391,472)	—	—	(391,472)

Net cash used in investing activities	(16,725)	(16,030)	(64,719)	(1,181,611)	(57,894)	(394,743)	(1,576,354)

Financing activities
Principal payments under capital lease obligations	(53,539)	(15,131)	(1,404)	(165,667)	(1,404)	—	(165,667)
Net change in borrowings under lines of credit	(129,684)	(132,186)	(52,060)	(175,071)	(52,062)	—	(175,071)
Increase in note payable to development partner	3,610,075	—	—	3,610,075	—	—	3,610,075
Payment upon extinguishment of debt to development partner	—	—	—	—	—	(500,212)	(500,212)
Minority investment in consolidated subsidiary	648,446	—	—	2,638,446	—	—	2,638,446
Proceeds from issuance (repurchase)of common stock	(2,625)	1,150	4,419,831	4,475,231	4,423,145	5,806,267	10,281,498
Proceeds from bridge notes payable	—	1,400,000	600,000	4,410,226	600,000	4,000,000	8,410,226
Issuance of warrants	—	2,688	—	2,688	—	451,070	453,758
Net proceeds from issuance of preferred stock	833,031	350,371	—	14,919,349	—	—	14,919,349

Net cash provided by financing activities	4,905,704	1,606,892	4,966,367	29,715,277	4,969,679	9,757,125	39,472,402

Net increase (decrease) in cash and cash equivalents	1,735,364	(1,367,310)	801,907	1,476,574	1,899,270	547,097	2,023,671
Cash and cash equivalents at the beginning of the period	368,329	2,103,693	736,383	61,716	736,383	1,538,290	61,716

Cash and cash equivalents at the end of the period	$2,103,693	$736,383	$1,538,290	$1,538,290	$2,635,653	$2,085,387	$2,085,387

Supplemental schedule of cash flow information:
Cash paid during the period for interest	$37,732	$16,425	$1,200	$111,911	$1,200	$—	$111,911

ImaRx Therapeutics, Inc.
(A Development Stage Company)
Consolidated Statements of Cash Flows
Supplemental Schedule of Noncash Investing and Financing Activities:

				Period from			Period from
				October 7, 1999			October 7, 1999
				(Date of			(Date of
				Inception)			Inception)
				Through	Nine Months ended		Through
	Years ended December 31			December 31	September 30		September 30
	2002	2003	2004	2004	2004	2005	2005
					(unaudited)	(unaudited)	(unaudited)
Accretion of undeclared dividends on Series A/D	$1,037,193	$646,180	$600,472	$2,283,845	450,354	450,337	$2,734,182
Accretion (reversal) of undeclared dividends on Series B	279,854	299,441	(299,441)	817,182	(299,441)	—	817,182
Declared dividends on Series B Redeemable Convertible	323,346	341,094	—	664,440	—	—	664,440
Fair value of stock warrants issued for consulting services	—	—	916,647	920,161	464,378	—	920,161
Fair value of detachable stock warrants in connection with borrowings under lines of credit	(16,110)	—	—	16,110	—	—	16,110
Fair value of stock warrants issued for bridge notes	—	70,000	65,325	135,325	65,325	270,177	405,502
Fair value of beneficial conversion feature of stock warrants issued for convertible subordinated notes	—	—	32,961	32,961	32,961	—	32,961
Issuance of note in connection with subscription for preferred stock	—	—	—	244,834	—	—	244,834
Issuance of preferred stock upon conversion of unsecured convertible notes	—	—	—	1,031,979	—	—	1,031,979
Issuance of common stock upon conversion of convertible subordinated notes	—	—	2,064,686	2,064,686	2,064,686	—	2,064,686
Assets recorded under capital lease	—	—	—	121,169	—	—	121,169
Note issued for acquisition of technology	—	—	—	—	—	15,000,000	15,000,000
Preferred stock issued for acquisition of technology	—	—	—	—	—	4,000,000	4,000,000
.

ImaRx Therapeutics, Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements (continued)
(Information subsequent to December 31, 2004 and pertaining to September 30, 2005 and the nine months ended September 30, 2004 and 2005 is unaudited)
1. Business Description
ImaRx Therapeutics, Inc. (ImaRx or the Company), a Delaware corporation, was originally organized as an Arizona limited liability company on October 7, 1999 (our date of inception for accounting purposes), and was subsequently converted to an Arizona corporation in January 2000, and then to a Delaware corporation on June 23, 2000. The Company is engaged in biopharmaceutical drug development, initially focused on stroke and vascular disease.
ImaRx Pharmaceutical Corporation was acquired by Du Pont Contrast Imaging, Inc. (Du Pont), a wholly owned subsidiary of E.I. Du Pont de Nemours and Company, Inc., on October 7, 1999. The residual assets and liabilities not acquired by Du Pont were contributed to ImaRx, LLC. ImaRx, LLC was merged into the Company on January 12, 2000. Prior to the merger the Company had been an inactive corporate entity formed exclusively to become the new ownership entity to hold the assets. The ownership structure of the Company at the time of the merger and acquisition was identical to that of ImaRx, LLC and ImaRx Pharmaceutical Corporation, respectively, and had no impact on the business.
ImaRx is a development stage company and has not generated any significant revenue from its core operations as of September 30, 2005.
2. Significant Accounting Policies
Unaudited Interim Financial Statements
The consolidated financial statements as of September 30, 2005 and for the nine months ended September 30, 2004 and 2005 and the period from inception (October 7, 1999) to September 30, 2005 have been prepared in accordance with generally accepted accounting principles for interim financial information. In the opinion of management, all adjustments, consisting only of normal and recurring adjustments, considered necessary for a fair presentation of the results of these interim periods have been included. The results of operations for the nine months ended September 30, 2005 are not necessarily indicative of the results that may be expected for the full year.
Consolidation
The consolidated financial statements include the accounts of the Company and its consolidated subsidiary, ImaRx Oncology, Ltd. (IOL). On January 19, 2001, the Company acquired an 80.1 percent ownership interest in IOL, a Bermuda limited liability company formed for the purpose of joint development activities between ImaRx and its development partner. IOL entered into license agreements with the Company and the development partner, at the time the joint venture was formed, for the use of intellectual property and trademarks as specified in the respective licensing agreements. Consideration for the development partner license to IOL included a non-refundable license fee of $10 million in cash paid to the development partner for rights to products that were ready or approved for sale by the FDA. The development partner owned the remaining 19.9% of IOL until October 2, 2002, when a termination agreement was

ImaRx Therapeutics, Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements (continued)
(Information subsequent to December 31, 2004 and pertaining to September 30, 2005 and the nine months ended September 30, 2004 and 2005 is unaudited)
entered into between the parties. The Company acquired the remaining 19.9% interest in IOL in exchange for an interest in future royalties. The Company has abandoned pursuit of product development and does not expect to make any payments of royalties subject to this agreement. As of October 2, 2002, IOL is a wholly owned subsidiary of ImaRx. All significant intercompany accounts and transactions have been eliminated.
Basis of Presentation
The Company has been in development stage since its inception and has no products commercialized or technologies licensed that will provide revenue in the immediate future. In addition, the Company requires additional financing to meet its near-term obligations. During the years ended December 31, 2002, 2003, 2004 and for the period from October 7, 1999 (date of inception) to December 31, 2004 and for the nine months ended September 30, 2005, the Company has had recurring losses, which have resulted in a significant stockholders’ deficit at December 31, 2004. This condition, among others, raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot acquire additional financing. The Company has received subsequent financing through a private placement of common stock in order to provide sufficient capital for the near-term future (refer to Note 15 on subsequent events). In addition, management is seeking to secure additional investment capital as may be required as well as long-term development agreements with several potential pharmaceutical partners. The Company’s ability to continue as a viable going concern is tied to the successful commercialization or licensing of its technologies, and customer acceptance.
Cash Equivalents
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.
Fair Value of Financial Instruments
The Company measures its financial assets and liabilities in accordance with generally accepted accounting principles. The carrying amounts of financial instruments including cash and cash equivalents, accounts payable, accrued expenses and note payable approximate fair value based on the liquidity or on the short-term maturities of these financial instruments.

ImaRx Therapeutics, Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements (continued)
(Information subsequent to December 31, 2004 and pertaining to September 30, 2005 and the nine months ended September 30, 2004 and 2005 is unaudited)
Inventories
Inventories, consisting principally of chemicals used in research, are stated at the lower of cost or market. Cost of inventories is determined using the first-in, first-out method.
Property and Equipment
All equipment, furniture and fixtures are recorded at cost and depreciated over their estimated useful lives, ranging from three to seven years, using the straight-line method. Leasehold improvements are amortized using the straight-line method over the lesser of the lease term or the estimated useful life.
Long-Lived Assets
In accordance with SFAS No. 144, Accounting for the Impairment on Disposal of Long-Lived Assets, if indications of impairment exist, the Company assures the recoverability if the affected long-lived assets by determining whether the carrying value of such assets can be recovered through undiscounted future cash flows. If impairment is indicated, the Company measures the amounts of such impairments by comparing the carrying value of the asset to the present value of the expected cash flows associated with the use of the asset. Although the Company has accumulated losses since inception, the Company believes the future cash flows will be sufficient to exceed the carrying value of the Company’s long-lived assets.
Revenue Recognition
Revenue from federal grant awards is recognized as services are performed over the contractual period of the related award. Our contracts primarily reimburse us for our costs incurred, including an overhead component, related to the research projects undertaken. Therefore we principally recognize revenue as the related costs are incurred for the services under the contract. The Company recognizes revenue when all four of the following criteria are met: (i) persuasive evidence that an arrangement exists; (ii) delivery of the products has occurred; (iii) the selling price is both fixed and determinable and; (iv) collectibility is reasonably probable.

ImaRx Therapeutics, Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements (continued)
(Information subsequent to December 31, 2004 and pertaining to September 30, 2005 and the nine months ended September 30, 2004 and 2005 is unaudited)
Stock-Based Compensation
The Company maintains performance incentive plans under which incentive and non-qualified stock options are granted primarily to employees and non-employee directors. The Company accounts for stock-based compensation in accordance with Accounting Principles Board Opinion No. 25 (“APB 25”), Accounting for Stock Issued to Employees, and related interpretations. The Company’s policy is to grant all stock options at the fair market value of the underlying stock at the date of grant. Accordingly, no compensation expense is recognized for the stock options at the date of grant.
The Company has determined pro forma amounts as if the fair value method required by Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-Based Compensation, had been applied to its stock-based compensation. The pro forma effect on net income as if the fair value of stock-based compensation had been recognized as compensation expense on a straight-line basis over the vesting period of the stock options in each period.
Pro forma information regarding net loss is required by SFAS No. 123 which requires that the information be determined as if the Company has accounted for its employee stock options granted during the fiscal years ended December 31, 2004 and 2003, under the fair value method of SFAS 123. The deemed fair value for options granted was estimated at the date of grant using the minimum value option valuation model, which assumes the stock price has no volatility since the common stock is not publicly traded. The following assumptions were used to calculate the deemed fair value of the option awards at the date of grant: no dividend payout expected, expected option life of five years and a risk free interest rate averaging 3% for the years ended December 31, 2003 and 2004.

ImaRx Therapeutics, Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements (continued)
(Information subsequent to December 31, 2004 and pertaining to September 30, 2005 and the nine months ended September 30, 2004 and 2005 is unaudited)
The minimum value option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected life of the option. Because, among other things, changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options. For purposes of pro forma disclosures, the deemed fair value of the options is amortized to expense over the vesting periods.
If compensation for options granted under the plan had been determined based on the deemed fair value at the grant date consistent with the method provided under SFAS 123, then the Company’s net loss would have been as indicated in the pro forma amounts below:

				Nine Months
				Ended
	Year Ended December 31			September 30
	2002	2003	2004	2005

Net loss available to common stockholders:
As reported	$4,838,872	$5,106,464	$6,024,839	$25,528,040
Stock-based compensation expense included in net loss attributable to common stockholders	—	—	—	(207,000)
Pro forma SFAS No. 123 expense	8,638	6,393	51,886	178,716

Pro forma	$4,847,510	$5,112,857	$6,076,725	$25,499,756

				Nine Months
				Ended
	Year Ended December 31			September 30
	2002	2003	2004	2005

Net loss available to common stockholders per share — basic and diluted:
As reported	$1.65	$1.74	$1.07	$2.98

Pro forma	$1.65	$1.74	$1.08	$2.98

Research and Development Expenses
Research and development costs primarily consist of salaries and related expenses for personnel, fees paid to consultants and outside service providers and the costs of materials used in clinical trials and research and development. ImaRx charges all research and development expenses to operations as incurred. Refer to note 13 for discussion of in-process technology acquired.
Income Taxes
The Company accounts for income taxes under the liability method pursuant to Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (SFAS No. 109). Under the liability method, deferred tax assets and liabilities are determined based on the differences between

ImaRx Therapeutics, Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements (continued)
(Information subsequent to December 31, 2004 and pertaining to September 30, 2005 and the nine months ended September 30, 2004 and 2005 is unaudited)
the financial reporting and tax bases of assets and liabilities using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are provided for deferred top assets that are much more likely than not to be recoverable.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.
Concentration of Credit Risk and Limited Suppliers
The Company has no significant off-balance sheet concentrations of credit risk such as foreign exchange contracts, options contracts or other foreign hedging arrangements. Financial instruments that potentially subject the Company to credit risk consist principally of cash investments and uncollateralized accounts receivable. The Company maintains the majority of its cash balances in the form of cash deposits in bank checking and money market accounts with a highly rated commercial bank.
ImaRx relies on certain materials used in its research and development processes which are procured from single sources. The failure of the respective suppliers to deliver the materials could delay or interrupt the development process and thereby adversely affect ImaRx’s operating results.
Net Loss per Share
Basic and diluted net loss per common share is calculated by dividing the net loss applicable to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted net loss per common share is the same as basic net loss per common share since the effects of potentially dilutive securities are antidilutive for all periods presented. The following

ImaRx Therapeutics, Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements (continued)
(Information subsequent to December 31, 2004 and pertaining to September 30, 2005 and the nine months ended September 30, 2004 and 2005 is unaudited)
potential common shares have been excluded from the computation of diluted net loss per share since their effect would be antidilutive:

	December 31			September 30
	2002	2003	2004	2004	2005

Convertible preferred stock	4,086,579	4,330,301	4,330,301	4,330,301	5,330,301
Stock options	834,700	1,077,250	2,017,761	2,020,220	2,407,485
Warrants	13,071	163,071	973,071	473,071	1,206,404
Convertible notes payable	287,697	1,024,721	329,384	323,997	—
Recently Issued Accounting Pronouncements
In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share Based Payment (“SFAS No. 123(R)”). SFAS No. 123 (R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends SFAS No. 95, Statement of Cash Flows. SFAS No. 123(R) requires that the cost of share-based payment transactions (including those with employees and non-employees) be recognized in the financial statements. SFAS No. 123(R) applies to all share-based payment transactions in which an entity acquires goods or services by issuing (or offering to issue) its shares, share options, or other equity instruments (except for those held by an ESOP) or by incurring liabilities (1) in amounts based on the price of the entity’s shares or other equity instruments, or (2) that require (or may require) settlement by the issuance of an entity’s shares or other equity instruments. Management must adopt SFAS No. 123 (R) in the first quarter of 2006 and anticipates that adoption will not have a material impact on stock-based compensation expense. However, fair value calculations will change for the Company should it become an SEC registrant since more fair value inputs and assumptions are required as a public company for validity.
In November 2004, the FASB issued Statement on Financial Accounting Standards (SFAS) No. 151, Inventory Costs. SFAS No. 151 amends the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material under the guidance in ARB No. 43, Chapter 4, Inventory Pricing. ARB 43 previously stated that under some circumstances, idle facility expense, excessive spoilage, double freight, and rehandling costs may be so abnormal as to require treatment as current charges. SFAS No. 151 requires that these items be recognized as current period charges regardless of meeting the criterion of “so abnormal.” This Statement also requires allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facility. This statement is effective for inventory costs incurred during fiscal six months beginning after June 15, 2005. The adoption of SFAS No. 151 does not have a material impact on the Company’s financial statements.

ImaRx Therapeutics, Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements (continued)
(Information subsequent to December 31, 2004 and pertaining to September 30, 2005 and the nine months ended September 30, 2004 and 2005 is unaudited)
In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets, an amendment to Opinion No. 29, Accounting for Nonmonetary Transactions. SFAS No. 153 eliminates certain differences in the guidance in Opinion No. 29 as compared to the guidance contained in standards issued by the International Accounting Standards Board. The amendment to Opinion No. 29 eliminates the fair value exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. Such an exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in periods beginning after June 15, 2005. Management does not expect adoption of SFAS No. 153 to have a material impact on the Company’s financial statements.
3. Balance Sheet Data
Property and Equipment

	December 31		September 30
	2003	2004	2005

Leasehold improvements	$567,896	$567,896	$589,626
Laboratory machinery and equipment	885,167	862,677	889,645
Computer and communications equipment	437,526	243,695	310,731
Office furniture and equipment	176,667	152,463	165,971
Manufacturing equipment in process of set up	—	—	259,390

	2,067,256	1,826,731	2,215,363
Less accumulated depreciation	1,583,424	1,466,766	1,605,033

	$483,832	$359,965	$610,330

Accrued Expenses

	December 31		September 30
	2003	2004	2005
Accrued expenses consist of the following:
Accrued salaries and vacation benefits	$56,165	$199,153	$128,125
Accrued contract services	134,281	434,176	778,464
Other accrued expense	1,404	—	181,563

	$191,850	$633,329	$1,088,152

ImaRx Therapeutics, Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements (continued)
(Information subsequent to December 31, 2004 and pertaining to September 30, 2005 and the nine months ended September 30, 2004 and 2005 is unaudited)
4. Income Taxes
A reconciliation of the U.S. federal statutory income tax expense to the actual expense follows:

	Years Ended December 31			Nine Months Ended September 30
	2002	2003	2004	2005

Tax provision (benefit) at statutory rate	$(1,087,000)	$(1,299,000)	$(1,946,000)	$(8,326,000)
State taxes (net of federal benefit)	(112,000)	(223,000)	(385,000)	(1,084,000)
Foreign rates lower than U.S. statutory rates	901,000	454,000	61,000	—
Net benefit from research and development credit	(60,000)	(77,000)	(91,000)	(74,000)
Permanent items	4,000	14,000	8,000	8,000
Other	—	—	3,000	431,000
Valuation allowance	354,000	1,131,000	2,350,000	9,045,000

	$—	$—	$—	$—

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company’s deferred tax assets and liabilities are attributed to the following temporary differences:

	December 31			September 30
	2002	2003	2004	2005

Current deferred tax assets:
Reserves and accrued liabilities	$131,000	$86,000	$93,000	$18,000
Other	—	—	—	1,000

	131,000	86,000	93,000	19,000
Noncurrent deferred tax assets:
Fixed assets	131,000	152,000	144,000	146,000
Intangibles	697,000	636,000	992,000	9,809,000
Research and development credits	580,000	813,000	1,089,000	1,341,000
Net operating loss carryforward	2,042,000	3,025,000	4,744,000	4,792,000

	3,450,000	4,626,000	6,969,000	16,088,000

Total deferred tax asset	3,581,000	4,712,000	7,062,000	16,107,000
Valuation allowance	(3,581,000)	(4,712,000)	(7,062,000)	(16,107,000)

Net deferred tax asset (liabilities)	$—	$—	$—	$—

ImaRx Therapeutics, Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements (continued)
(Information subsequent to December 31, 2004 and pertaining to September 30, 2005 and the nine months ended September 30, 2004 and 2005 is unaudited)
At September 30, 2005 and December 31, 2004, the Company had net operating loss carryforwards of approximately $12,694,000 and $12,291,000, respectivly, for federal tax purposes that begin to expire in the year 2020. For state income tax purposes, the Company had net operating loss carryforwards at September 30, 2005 and December 31, 2004 of $10,342,000 and $7,800,000 that begin to expire for state purposes in the year 2006. Additionally, the Company has research and development credit carryforwards of approximately $670,000 that begin to expire in 2020 and 2015 for federal and state purposes, respectively.
For financial reporting purposes, a valuation allowance of $16,107,000, $7,062,000, and $4,712,000 and $3,581,000 has been established for the quarter ended September 30, 2005 and the year ended December 31, 2004, 2003 and 2002 respectively, to offset deferred tax assets relative to the NOLs. The gross deferred tax assets resulted from accumulated NOLs since inception. Pursuant to SFAS 109, the Company has established a valuation allowance against the entire tax asset. As a result, the Company does not recognize any tax benefit until the Company is in a tax paying position, and therefore, more likely to realize the tax benefit. Past and subsequent equity offerings by the Company, and other transactions which may impact the Company’s ownership structure, have triggered IRC Section 382 and 383 provisions, which may limit or eliminate the potential future tax benefit to be realized by the Company from its accumulated NOLs and R&D credits.
5. Investment in ImaRx Oncology, Ltd. (IOL)
During 2001, the Company entered into a joint venture (IOL) agreement with a pharma partner (development partner) for the development of certain patents and technology. Upon formation of IOL, the Company acquired an 80.1 percent interest in IOL by purchase of 100 percent of IOL’s voting common shares for $5,000,000 and 60.2 percent of IOL’s preferred shares for $3,010,000, or 80.1 percent of IOL’s outstanding shares. The development partner acquired the remaining 39.8 percent of IOL’s preferred shares for $1,990,000, representing 19.9 percent of IOL’s outstanding shares.
On October 2, 2002, the Company entered into a termination agreement of the joint venture with the development partner whereby the Company acquired the remaining 19.9 percent interest in IOL in exchange for future consideration in the form of a net royalty interest in the sale, licensing or other commercialization proceeds, as defined in the Termination Agreement, of all formulations developed by or on behalf of IOL. Prior to termination of the joint venture, funding of IOL operations was in proportion to the respective ownership interests of the partners. In addition, ImaRx was provided a line of credit under the terms of the Convertible Promissory

ImaRx Therapeutics, Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements (continued)
(Information subsequent to December 31, 2004 and pertaining to September 30, 2005 and the nine months ended September 30, 2004 and 2005 is unaudited)
Note (Development Note) with the development partner for funding of its pro rata share of the development costs.
As of the Termination Agreement date, the Development Note was amended and restated. The Amended and Restated Convertible Promissory Note (the Restated Development Note) provided for funding by the development partner up to a maximum principal amount of $3,610,076. All other principal terms of the Development Note remained intact. Refer to Note 8 for the terms of the Restated Development Note and its extinguishment in full in March 2005.
6. Related Party Transactions
The Company leases its office facility from an officer and certain stockholders. Rent expense related to this lease, which has a remaining life of three years, amounted to $56,077 in the year ended 2002, $59,658 in each of the years ended 2003 and 2004 and $44,743 for the nine months ended September 30, 2005 .
The chairman and executive vice president of ImaRx holds a controlling interest in a corporation that acquired the Company’s Series B and C Preferred Stock (the current holder) from the joint development partner (the original holder) subsequent to termination of the joint development agreement. In March 2004, the Company reached agreement with the current holder whereby its right to payment of accrued and unpaid dividends and accrual or payment of any future dividends is permanently waived in consideration of a decrease in the conversion price of the Series B shares to $9.17 per share from the then current adjusted conversion price. The Series C conversion price was set at the then current adjusted conversion price of $6.76 per share. Refer to Note 8 for the terms of Series B and Series C shares.
7. Short-term Notes Payable
Convertible Subordinated Notes
Beginning in April 2003 and continuing through January 2004, $2,000,000 in convertible subordinated notes with a maturity date of November 15, 2004, were issued by the Company. The notes were unsecured, subordinated to senior indebtedness of the Company and accrued interest at the rate of 7 percent. As of December 31, 2003, $1,400,000 in principal amount of the notes had been issued. During January 2004, an additional $600,000 in notes were issued. On the March 30, 2004, closing date of the Company’s private placement of 2,500,000 shares of common stock at $2 per share, principal and accrued interest related to the convertible subordinated notes totaling

ImaRx Therapeutics, Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements (continued)
(Information subsequent to December 31, 2004 and pertaining to September 30, 2005 and the nine months ended September 30, 2004 and 2005 is unaudited)
$2,064,686 was automatically and mandatorily converted into 1,032,343 shares of common stock of the type issued in the private placement.
Secured Promissory Notes Payable
In September 2005, $4,000,000 in collateralized promissory notes were issued by the Company and are included in short-term notes payable. The notes are collateralized by all assets of the Company other than those represented by research and development stage technologies acquired by ImaRx during September 2005 from Abbott Laboratories. The notes accrue interest at the rate of 10% annually. All principal, together with accrued interest, is due and payable at the earlier of December 28, 2005 or the closing of a sale by the company of its equity securities for an aggregate purchase price of at least $5,000,000. Refer to Note 15 for description of the subsequent sale of common stock by the Company and payment in full of the secured promissory notes.
Long-term Notes Payable
Note Payable to Development Partner
Long-term notes payable at December 31, 2003 and 2004, represents the Restated Development Note entered into with the Company’s development partner upon the termination of the joint development agreement and the development partner’s participation in IOL. The outstanding balance at December 31, 2003 and 2004 represents the principal balance of $3,610,076 and accrued interest at 7% of $391,786 and $671,916, respectively.
Until the note was paid in full, the development partner had the right from time to time, at its sole discretion, to convert all or any portion of the principal and accrued and unpaid interest into (1) shares of common stock of the Company if the Company has registered any shares of its common stock with the U.S. Securities and Exchange Commission or (2) into shares of preferred stock of the Company if a registration has not occurred. As of December 31, 2004, the development partner had not converted any portion of the note payable into stock.
On March 6, 2005, the Company executed a Securities Purchase Agreement with its former development partner whereby the outstanding principal and accrued interest totaling $4,335,171 as of that date was purchased by the Company for $500,212, resulting in a gain of $3,834,959.

ImaRx Therapeutics, Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements (continued)
(Information subsequent to December 31, 2004 and pertaining to September 30, 2005 and the nine months ended September 30, 2004 and 2005 is unaudited)
Note Payable Related to Technology Acquisition
In connection with an Asset Purchase Agreement dated September 30, 2005 with Abbott Laboratories, the Company issued a collateralized promissory note payable for $15,000,000 as part of the purchase price related to the acquisition. The note is due December 31, 2006, accrues interest at 6% annually and is secured by all of ImaRx’s right, title and interest in the purchased technologies. Should the loan not be paid when due, Abbott Laboratories has the right to receive full rights and ownership of the related technologies. The balance outstanding at September 30, 2005 is $15,000,000. Refer to Note 13 for description of the technology acquisition.
9. Equity and Preferred Stock Transactions
ImaRx, LLC was formed on October 7, 1999, at which time the members contributed to the company the residual net assets that were excluded from a merger transaction between two companies. On January 10, 2000, ImaRx Therapeutics, Inc. was incorporated with 10,000,000 authorized shares of common stock, par value $.0001 per share, and 5,000,000 authorized shares of preferred stock, par value $.0001 per share. Pursuant to an Agreement and Plan of Merger dated January 12, 2000, ImaRx LLC was merged into ImaRx Therapeutics, Inc. Prior to the merger, ImaRx, LLC and ImaRx Medical Devices, Inc. entered into an agreement in which ImaRx Medical Devices, Inc. issued 100,000 common stock shares for certain assets of ImaRx, LLC. Subsequently, ImaRx Medical Devices, Inc. was merged into the Company.
In January 2001, the Company increased the number of shares of authorized common and preferred stock to 20,000,000 and 15,000,000, respectively, and increased the Series A designation to 2,300,000 shares from the 2,200,000 previously designated in August 2000. In addition, Series B and C preferred shares were designated in amounts of 800,000 and 500,000, respectively. In June 2002, the Company designated 545,455 shares of preferred stock as Series D preferred shares and increased the Series A and C designations to 2,400,000 and 1,700,000, respectively, from the 2,300,000 and 800,000 previously designated in January 2001.
In September 2005, the Company increased the total authorized number of shares of common stock to 70,000,000 and the total authorized number of shares of preferred stock to 30,000,000 for a total of 100,000,000 shares of capital stock. Concurrently with this increase in authorized shares, the dates of redemption for Series A, B, C and D preferred stock were changed from various dates in 2007 to December 31, 2008 for each series.

ImaRx Therapeutics, Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements (continued)
(Information subsequent to December 31, 2004 and pertaining to September 30, 2005 and the nine months ended September 30, 2004 and 2005 is unaudited)
Series A and D Preferred Stock
The Company entered into a Series A Preferred Stock Purchase Agreement in August 2000 and a Series D Preferred Stock Purchase Agreement in October 2002 (Series A/D). The Series A/D shares have a par value of $.0001. In the event of liquidation, the holders of Series A/D shares are entitled to receive preference to any distributions of the assets of the Company equal to the original purchase price of the shares and cumulative accrued dividends of 8 percent per year, less the amount of any dividends actually paid. The shares are convertible into the Company’s common stock based on a fraction determined by using the original issue price and the conversion price. The initial conversion price of Series A and D have been set at $2.63 and $2.00, respectively. The conversion price is subject to further adjustment only if the Company sells shares, below $2.00. In the event dividends are paid on any shares of common stock, the holders of the Series A/D shares will be entitled, if and when declared by the Board of Directors of the Company, to dividends based on the number of shares of common stock into which the Series A/D shares are convertible. The holders of the Series A/D shares are also entitled to the number of votes equal to the number of shares of common stock into which the Series A/D shares are convertible.
At any time after December 31, 2008, as amended in 2005, a majority of Series A/D holders may elect to redeem, in three annual installments, their shares in cash.
Each share of Series A/D shares shall automatically be converted into the shares of the Company’s common stock upon the earlier of: (i) the closing of the sale of the Company’s common stock in a public offering at a public offering price equal to or exceeding $10.00 per share of common stock with aggregate proceeds of at least $20,000,000, or (ii) the written consent or agreement of at least 75 percent of the Series A/D holders.
During 2000, the Company issued 1,294,772 shares of Series A preferred stock and received net proceeds of $3,538,625 (net of subscription receivable of $244,834). Additionally, the Company converted unsecured notes plus accrued interest in the amount of $2,442,205 into 880,075 shares of Series A preferred stock. During 2001, an additional 116,297 shares of Series A preferred stock were issued, including the shares subscribed in 2000, and received net proceeds of $305,905. In October 2002, the Company issued 310,232 shares of Series D preferred stock and received net proceeds of $833,031. In January 2003, the Company issued an additional 128,000 shares of Series D preferred stock and received net proceeds of $350,371.
Cumulative undeclared dividends on Series A/D preferred stock were $1,683,373, $2,283,845 and $2,734,185 at December 31, 2003 and 2004 and September 30, 2005, respectively. In connection with consulting services received during the Series A equity financing, in March 2001, warrants were issued for 3,071 shares of common stock with an exercise price of $7.00 per share. The warrants are exercisable immediately for a period of ten years from the date of issue. The fair value

ImaRx Therapeutics, Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements (continued)
(Information subsequent to December 31, 2004 and pertaining to September 30, 2005 and the nine months ended September 30, 2004 and 2005 is unaudited)
of the warrants was charged to paid-in capital as a cost of issuance of the Series A shares in the amount of $3,514.
Series B Preferred Stock
In connection with the formation of the IOL joint venture with its development partner in January 2001, the Company entered into a Securities Purchase Agreement. Under the Agreement, the Company issued 500,625 shares of Series B preferred stock (Series B) and 285,714 shares of Series C preferred stock (Series C), each having a par value of $.0001. Net proceeds from the issuance of the Series B shares were $8,010,000. These proceeds were used to acquire the Company’s 80.1 percent interest in the IOL joint venture.
The holder of Series B nonvoting shares is entitled to receive preference to any distributions of the assets of the Company equal to the original purchase price of the shares ($16). Mandatory Series B dividends were payable every year beginning July 19, 2002, in shares of Series B at the original issue price per share at the rate of 7 percent of $8,010,000 compounded annually. In March 2004, the holder of Series B shares permanently waived its right of payment of accrued and unpaid dividends and its right to the accrual on or payment of any future dividends on the Series B shares in exchange for reduction in the adjusted conversion price of the shares to $9.17. Cumulative undeclared dividends on Series B were $299,441 at December 31, 2003. Additional dividends through the subsequent date of declaration in 2003 of $341,094 were declared and paid in 38,809 shares of Series B in 2003. Upon waiver of the right of payment of accrued and unpaid dividends in March 2004, the cumulative undeclared dividends were reversed.
The Series B shares are convertible into the Company’s common stock at $9.17 per share, subject to certain adjustments, at the option of the holder at any time after January 19, 2003, and before December 31, 2008, as amended in 2005.
To the extent ImaRx has funds legally available for payment, redemption of the Series B shares is mandatory on December 31, 2008, as amended in 2005, in the amount of the liquidation preference, either in cash or shares of common stock of ImaRx (if registered pursuant to a public offering), or in shares of Series C, at the option of the Company.
Series C Preferred Stock
Net proceeds of $1,945,563 were received from the sale of the Series C preferred stock, also in connection with the formation of the IOL joint venture in January 2001.

ImaRx Therapeutics, Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements (continued)
(Information subsequent to December 31, 2004 and pertaining to September 30, 2005 and the nine months ended September 30, 2004 and 2005 is unaudited)
The holder of the Series C nonvoting shares is entitled to receive preference to any distributions of the assets of the Company equal to the $7 original purchase price of the shares. The Series C shares are convertible into the Company’s common stock at an adjusted conversion price of $6.76 per share, subject to certain adjustments. The conversion privilege at the option of the holder is exercisable at any time before December 31, 2008, as amended in 2005.
To the extent ImaRx has funds legally available for payment, redemption of the Series C shares is mandatory on December 31, 2008, as amended in 2005, in the amount of the liquidation preference either in cash or shares of common stock (if registered pursuant to a public offering), at the option of the Company.
Series E Preferred Stock
As partial consideration related to an Asset Purchase Agreement entered into with Abbott Laboratories on September 30, 2005, the Company issued 1,000,000 shares of Series E preferred stock valued at $4 per share. The Series E shares have a par value of $.0001. The shares are convertible into the Company’s common stock based on the original issue price of $4 per share, subject to certain adjustments. The holders of Series E shares participate equally in all dividends payable to common shareholders, if and when declared by the Board of Directors of the Company, based on the number of shares of common stock into which the Series E shares are convertible. Each share of Series E preferred stock will automatically convert into shares of common stock upon the affirmative vote of at least 50% of the outstanding shares of Series E preferred stock, in the event a merger or consolidation of the Company with another entity results in the Series E holders owning 50% or less of the equity of the surviving entity than they previously held, or immediately upon the closing of an initial public offering of the Company’s common stock. The holders of the Series E shares are entitled to the number of votes equal to the number of shares of common stock into which the Series E shares are convertible.
Series E has been classified as equity as the series of stock does not carry dividend preferences nor mandatory redemption rights. The redemption is fully contingent on the following: (i) the Company has not become subject to the public reporting requirements of the Securities Exchange Act of 1934 before September 30, 2007 and (ii) the Company has sold substantially all of the technologies purchased from the original holders of the Series E shares under the Asset Purchase Agreement. Management has control to sell the technologies purchased under the Asset Purchase Agreement. Management has no intention to sell the technologies as the potential products to be developed with these technologies could be significant to the Company. The redemption price is $10 per share in cash. Refer to Note 13 for description of the purchase transaction.

ImaRx Therapeutics, Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements (continued)
(Information subsequent to December 31, 2004 and pertaining to September 30, 2005 and the nine months ended September 30, 2004 and 2005 is unaudited)
Common Stock
In March 2004, the Company issued 2,500,000 shares in a private placement of common stock at $2.00 per share and received net proceeds of $4,401,666. Additionally, the Company converted convertible subordinated notes plus accrued interest in the amount of $2,064,686 into 1,032,343 shares of common stock. The holders of the common stock issued in the offering and conversion of the notes are entitled to certain additional rights and privileges, among them (1) the right to put the shares back to the Company at $3.00 per share under certain circumstances in the event of a merger or consolidation or sale of substantially all of the assets of the Company where the Company is not the surviving company, (2) the right to additional shares of common stock of the Company should the Company not become a reporting company under the Securities and Exchange Act of 1934 by March 30, 2006, equal to (i) 10 percent of the original investment amount ($2.00 per share) and (ii) thereafter 5 percent of the original investment amount each quarter until the reporting requirement is met, (3) weighted-average anti-dilution rights should shares subsequently be issued at less than $2.00 per share, and (4) certain registration rights.
On January 31 and February 28, 2005, the Company engaged in two closings of a $7,000,000 private placement offering at $3.00 per share for the issuance of 2,333,000 shares of common stock. These common stock shares include certain additional rights and privileges, among them (1) the right to put the shares back to the Company at $4.50 per share under certain circumstances in the event of a merger or consolidation or sale of substantially all of the assets of the Company where the Company is not the surviving company, (2) the right to additional shares of common stock of the Company should the Company not become a reporting company under the Securities and Exchange Act of 1934 by February 28, 2007, equal to (i) 10 percent of the original investment amount ($3.00 per share) and (ii) thereafter 5 percent of the original investment amount each quarter until the reporting requirement is met, (3) full ratchet anti-dilution should shares subsequently be issued at less than $3.00 per share, and (4) registration rights. Net proceeds to the Company approximated $5,521,000, including offset of the value of warrants issued to the placement agent in the offering of $415,200.
Warrants to Purchase Common Stock
A warrant to purchase 3,071 shares of common stock with a determined fair value of $3,514 at date of issue was issued in connection with a consulting agreement in March 2001. The warrant is priced at $7.00 per share and has not been exercised. In addition, a warrant to purchase 10,000 shares of common stock with a determined fair value of $2,689 at the date of issue was issued in connection with a consulting agreement with a related party on December 1, 2001. The warrant was exercised in March 2004 at a price of $.50 per share. Warrants to purchase 10,909 shares of Series A

ImaRx Therapeutics, Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements (continued)
(Information subsequent to December 31, 2004 and pertaining to September 30, 2005 and the nine months ended September 30, 2004 and 2005 is unaudited)
Preferred Stock priced at $2.75 per share, were issued in connection with a line of credit in January 2001. The determined fair value of the warrants, $16,110, was recorded as a loan discount during the term of the loan, and has not yet been exercised. A warrant to purchase 20,000 shares of common stock with a determined value of $35,870 at date of issue was issued in connection with an in-licensed patent in January 2005. The warrant is priced at $3.00 per share and has not yet been exercised.
In connection with the issuance of the convertible subordinated notes during 2003 and 2004, warrants to purchase 140,000 and 200,000 shares of common stock were issued and outstanding as of December 31, 2003 and 2004, respectively. The warrants are exercisable immediately and for a period of seven years at a price of $2.00 per share. The value of the warrants was recorded as debt discount and amortized to interest expense using the interest rate method over the maturity of the notes. Determined fair values of the cumulative warrants outstanding at December 31, 2003 and 2004 were $70,000 and $135,000, respectively. As of December 31, 2003, $24,232 of discount remained unamortized. On March 30, 2004, the conversion date of the notes, all remaining unamortized debt discount was expensed to interest. In addition, debt discount related to the beneficial conversion feature of the warrants in the amount of $32,959 was expensed to interest at the date of conversion of the notes.
In addition to the warrants for purchase of shares of common stock issued with the convertible subordinated notes, in January 2004 the Company engaged the services of a financial advisor and investor relations consultant pursuant to consulting agreements, each of which provided that the consultant receive a warrant to purchase 250,000 shares of the Company’s common stock at an exercise price of $3.00 per share. The warrants are immediately exercisable for a term of five years. The determined fair values of the warrants totaling $464,378 were charged to consulting expense in 2004.
In October 2004, the Company issued warrants for the purchase of 250,000 shares of common stock at an exercise price of $2.00 per share to the placement agent of the 2,500,000 shares of common stock closed in March 2004. The Company issued the warrants and agreed to pay $170,000 upon or immediately prior to closing of a public offering in exchange for the placement agent’s permanent waiver of their right of first refusal to undertake public offerings on behalf of the Company. The warrants are immediately exercisable on a “cashless” basis for a term of four years. The determined fair value of the warrants at the date of issue totaling $452,269 was charged to expense in 2004.
Warrants to purchase 233,333 shares of common stock exercisable immediately at $3.30 per share on a “cashless” basis were issued on February 28, 2005, for a term of five years as provided in the

ImaRx Therapeutics, Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements (continued)
(Information subsequent to December 31, 2004 and pertaining to September 30, 2005 and the nine months ended September 30, 2004 and 2005 is unaudited)
placement agent agreement relative to the $7,000,000 common stock offering. The determined fair value of the warrants at the date of issue of $415,200 is offset against proceeds of the offering.
In September 2005, warrants for the purchase of 100,000 shares of common stock were issued by the Company in connection with issuance of the $4,000,000 in secured promissory notes. The warrants are exercisable immediately and for a period of ten years at a price of $4 per share. The value of the warrants was recorded as debt discount and amortized to interest expense over the expected maturity of the notes. The determined fair value of the warrants outstanding at September 30, 2005 of $270,178 was amortized to interest as of September 30, 2005 since the expected maturity date of the notes was less than one month. Refer to Note 15 for payment in full of the principal and accrued interest subsequent to September 30, 2005.

ImaRx Therapeutics, Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements (continued)
(Information subsequent to December 31, 2004 and pertaining to September 30, 2005 and the nine months ended September 30, 2004 and 2005 is unaudited)
10. Stock Options
A summary of activity under the Company’s stock option plan is as follows:

			Weighted-
		Exercise	Average
		Price Per	Exercise
	Shares	Share	Price

Balance at January 1, 2002	923,250	$.50	$.50
Granted	153,300.50		.50
Exercised	—	—	—
Canceled	(241,850)	.50	.50

Balance at December 31, 2002	834,700.50		.50
Granted	273,000.50		.50
Exercised	(2,300)	.50	.50
Canceled	(28,150)	.50	.50

Balance at December 31, 2003	1,077,250.50		.50
Granted	1,201,041	2.00 – 3.00	2.73
Exercised	(26,330)	.50	.50
Canceled	(234,200)	.50	.50

Balance at December 31, 2004	2,017,761	0.50 – 3.00	1.83
Granted	770,000	3.00 – 4.00	3.00
Exercised	(295,610)	0.50 – 3.00	0.97
Canceled	(84,666)	0.50 – 3.00	1.86

Balance at September 30, 2005	2,407,485	0.50 – 4.00	2.32

Available for grant at September 30, 2005	2,159,775

Options exercisable at December 31, 2002	285,375
Options exercisable at December 31, 2003	532,867
Options exercisable at December 31, 2004	702,045
Options exercisable at September 30, 2005	981,585
Below is a summary of employee stock option grant and restricted stock award activity, net of forfeitures, and related fair value information for the nine months ended September 30, 2005.

			Fair Value of
	Shares	Exercise	Common Stock on
Grant Date	Granted	Price	Date of Grant

2005:
April	355,000	$3.00	$3.00
July	275,000	$3.00	$3.00
August	120,000	$3.00	$3.00
September	20,000	$4.00	$4.00

Total	770,000

ImaRx Therapeutics, Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements (continued)
(Information subsequent to December 31, 2004 and pertaining to September 30, 2005 and the nine months ended September 30, 2004 and 2005 is unaudited)
The following table summarizes information relating to currently outstanding and exercisable options as of December 31, 2004:

		Weighted Average
Range of	Options	Remaining	Options
Exercise Price	Outstanding	Life (Years)	Exercisable
$0.50	816,720	6.47	598,295
2.00	325,000	7.11	103,750
3.00	876,041	9.54	—

	2,071,761	7.71	702,045

The following table summarizes information relating to currently outstanding and exercisable options as of September 30, 2005:

		Weighted Average
Range of	Options	Remaining	Options
Exercise Price	Outstanding	Life (Years)	Exercisable
$0.50	567,485	5.81	421,585
2.00	250,000	8.24	218,750
3.00	1,570,000	8.94	341,250
4.00	20,000	9.81	—

Total	2,407,485	8.20	981,585

The Company provides a stock option plan for employees, directors and consultants. Under the plan, options to purchase common stock of the Company are granted to certain employees and directors at the estimated fair value of the underlying common stock at the date of grant. The options generally have a term of 10 years and generally vest over four years commencing on the date of the grant. Through December 31, 2004, up to 3,000,000 shares were reserved for offer under the plan. During 2005, the stock option plan was amended to increase the number of shares that can be offered under the plan by 2,000,000 shares of common stock to a total of 5,000,000 shares.
11. Lines of Credit
On January 17, 2001, the Company entered into an equipment line of credit agreement with a bank for $500,000. Advances under the equipment line bear interest at the U.S. Treasury Note rate plus 3 percent and are secured by all of the Company’s assets. Two advances, each payable in 36 monthly installments, were made under the equipment line during 2001. The final payment under the line of credit was made in June 2004 including the additional amount of 8.5 percent of the original advance.
In connection with the line of credit, the Company issued warrants at an exercise price of $2.75 per share to purchase 21,818 shares of Series A Preferred Stock. The warrants (determined to have a value of $32,220) were recorded as a loan discount. The warrants were reduced to 10,909 in January 2002, with a fair value of $16,110, since the Cap Amount as defined in the agreement was not removed from the line of credit by January 15, 2002. The fair value of the warrants was recorded as a loan discount during the term of the outstanding loan. Both the final payments of 8.5 percent of the advances and the estimated fair value of the warrants were amortized over the term of the equipment line to interest expense. The unamortized discount was $403 at December 31, 2003.

ImaRx Therapeutics, Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements (continued)
(Information subsequent to December 31, 2004 and pertaining to September 30, 2005 and the nine months ended September 30, 2004 and 2005 is unaudited)
12. Benefit Plan
The Company has a 401(k) profit sharing benefit plan covering substantially all employees who are at least twenty-one years of age and provide a certain number of hours of service. Under the terms of the 401(k) plan, employees may make voluntary contributions, subject to Internal Revenue Code limitations. The Company matches 25 percent of the employee’s contributions made on up to 15% of the employee’s gross salary. The Company’s contributions to the 401(k) plan vest equally over five years. Company contributions to the 401(k) plan were $18,928, $13,476, $22,466 and $17,082 in 2002, 2003, 2004 and for the nine months ended September 30, 2005, respectively.
13. Technology Acquisition
On September 30, 2005, the Company entered into an Asset Purchase Agreement (the “Agreement”) with Abbott Laboratories (Abbott) to acquire certain technologies related to Abbott’s development of recombinant prourokinase (rproUK) and recombinant urokinase (rUK). The purchase price under the Agreement of $24,000,000 included a $15,000,000 note payable to Abbott, the issuance of 1,000,000 shares of Series E Preferred Stock valued at $4.00 per share, and payment of $5,000,000 in cash at closing on September 30, 2005.
The purchase of these assets did not constitute purchase of a business as defined in EITF No. 98-3, Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business. Technologies included in the purchase, among others, were rprUK and rUK drug substance and drug product inventories, raw materials including master and working cell banks, intellectual property related to these drug products, rights under existing contractual agreements, and all related applications and supplements filed with the Food and Drug Administration (FDA). Although these technologies have significant future importance to the operations of the Company, they were concluded not to meet the established guidelines for technological feasibility for recording as assets by the Company since FDA approval had not been received as of the date of acquisition. As a result, $24,000,000 has been expensed as in-process research and development expense at September 30, 2005.
14. Commitments and Contingencies
Lease Commitments
The Company operates in leased premises. Payments under noncancelable operating leases are $64,428 for the years 2006 and 2007, and $53,690 in 2008.

ImaRx Therapeutics, Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements (continued)
(Information subsequent to December 31, 2004 and pertaining to September 30, 2005 and the nine months ended September 30, 2004 and 2005 is unaudited)
Rent expense totaled $90,676, $88,786, $88,752 and $67,214 in 2002, 2003 and 2004 and the nine months ended September 30, 2005, respectively. Interest expense under capital leases was $6,417 and $792 in 2002 and 2003, respectively.
Government Regulation
Regulation by governmental authorities in the United States and foreign countries is a significant factor in the development, manufacture and conduct of clinical trials as well as in research and development activities for ImaRx’s products. All of the Company’s potential drug or device products will require approval by government regulatory agencies prior to commercialization. The process of obtaining these approvals and compliance with the various federal and state regulations require substantial effort and financial resources.
15. Subsequent Events
Private Placement of Common Stock
In October and November 2005, the Company engaged in two closings of a private placement of $15,000,000 at $4.00 per share for the issuance of 3,750,000 shares of common stock. These common stock shares include certain additional rights and privileges, among them (1) the right to put the shares back to the Company at $6.00 per share under certain circumstances in the event of a merger or consolidation or sale of substantially all of the assets of the Company where the Company is not the surviving company, (2) the right to additional shares of common stock of the Company should the Company not become a reporting company under the Securities and Exchange Act of 1934, as amended, by November 8, 2007 equal to (i) 10 percent of the original investment amount ($4.00 per share) and (ii) thereafter 5 percent of the original investment amount each quarter until the reporting requirement is met, (3) full ratchet anti-dilution should shares subsequently be issued at less than $4.00 per share, and (4) registration rights. Net proceeds to the Company approximated $12,066,805, including offset of the value of warrants issued to the placement agent in the offering.
Warrants to purchase 375,000 shares of common stock exercisable immediately at $4.25 per share on a “cashless” basis were issued on November 8, 2005, for a term of seven years as provided in the placement agent agreement relative to the $15,000,000 common stock offering. The determined fair value of the warrants at the date of issue of $943,195 is offset against proceeds of the offering.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.
     None.
Item 15. Financial Statements and Exhibits.
(a)
1.	Financial Statements
     The following Report of Independent Registered Public Accounting Firm and Consolidated Financial Statements are contained in Item 13 of this Form 10:
•	Report of Independent Registered Public Accounting Firm

•	Consolidated Balance Sheets as of December 31, 2004 and 2003 and September 30, 2005 (unaudited)

•	Consolidated Statements of Operations for the Years Ended December 31, 2002, 2003 and 2004 and the nine months ended September 30, 2004 (unaudited) and 2005 (unaudited)

•	Consolidated Statements of Mandatory Redeemable Convertible Preferred Stock and Stockholders’ (Deficit) Equity for the years ended December 3, 2002, 2003 and 2004 and the nine months ended September 30, 2005 (unaudited)

•	Consolidated Statements of Cash Flows for the years ended December 31, 2002, 2003 and 2004 and the nine months ended September 30, 2004 (unaudited) and 2005 (unaudited)

•	Notes to Consolidated Financial Statements
2.	Financial Statement Schedules
All financial statement schedules are omitted because of the absence of the conditions under which they are required or because the required information is included in the Consolidated Financial Statements or the notes thereto.
(b)	Exhibits

Exhibit
Number	Description of Document

3.1	Third Amended and Restated Certificate of Incorporation dated March 26, 2004
3.2	Certificate of Amendment of Third Amended and Restated Certificate of Incorporation dated September 30, 2005
3.3	Certificate of Amendment to Third Amended and Restated Certificate Incorporation dated January 25, 2006
3.4	Amended and Restated Bylaws
9.1	Amended and Restated Voting Agreement dated October 10, 2002
9.2	Agreement, dated March 30, 2004, between Edson Moore Healthcare Ventures and registrant
10.1	ImaRx Therapeutics, Inc. 2000 Stock Option Plan and form of Stock Option Agreement
10.2	Asset Purchase Agreement, dated September 30, 2005, between Abbott Laboratories and registrant
10.3	Secured Promissory Note, dated September 30, 2005, between Abbott Laboratories and registrant
10.4	Security Agreement, dated September 30, 2005, between Abbott Laboratories and registrant
10.5	Patent License Agreement, dated September 30, 2005, between Abbott Laboratories and registrant
10.6	Intellectual Property Transfer Agreement, dated September 30, 2005, between Abbott Laboratories and registrant
10.7	Series E Preferred Stock Purchase Agreement, dated September 30, 2005, between Abbott Laboratories and registrant
10.8	Services Agreement, dated September 30, 2005, between Abbott Laboratories and registrant
10.9	License Agreement, dated January 4, 2005, between Dr. med. Reinhard Schlief and registrant
10.10	License Agreement, Equity Agreement and Warrant Agreement, dated October 2003, between UneMed Corporation and registrant
10.11	Assignment, Assumption and License Agreement, dated October 7, 1999, between ImaRx, LLC and ImaRx Pharmaceutical Corp.
10.12	Amendment to Assignment, Assumption and License Agreement, dated July 31, 2000, by and between registrant and Dupont Contrast Imaging, Inc.
10.13	Second Amendment to Assignment, Assumption and License Agreement, dated April 1, 2002, between registrant and Bristol-Myers Squibb Medical Imaging, Inc.
10.14	Consulting Agreement, dated April 11, 2005, between Greg Cobb and registrant
10.15	Executive Employment Agreement, dated April 27, 2005, between Greg Cobb and registrant
10.16	Executive Employment Agreement, dated February 18, 2004, between John Moore and registrant
10.17	Executive Employment Agreement, dated April 18, 2005, between Randy Miller and registrant
10.18	Amended Executive Employment Agreement, dated July 12, 2004, between Evan C. Unger and registrant

Exhibit
Number	Description of Document
10.19	Registration Rights Agreement dated January 19, 2001
10.20	Amended and Restated Right of First Refusal and Co-Sale Agreement dated October 10, 2002
10.21	Amendment to the Amended and Restated Right of First Refusal and Co-Sale Agreement dated August 2004
10.22	Amended and Restated Investor Rights Agreement dated October 10, 2002
10.23	Subscription Agreement and Investor Questionnaire, dated March 2004, between registrant and each of the signatory investors, offering price $2.00 per share
10.24	Subscription Agreement and Investor Questionnaire, dated December 2004, between registrant and each of the signatory investors, offering price $3.00 per share
10.25	Subscription Agreement and Investor Questionnaire, dated September and October 2005, between registrant and each of the signatory investors, offering price $4.00 per share
10.26	Commercial Lease – Triple Net, dated November 1, 2002, between ImaRx Investments L.L.C. and registrant
21.1	Subsidiaries of registrant
23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

IMARX THERAPEUTICS, INC.

Date: January 27, 2006	By:	\s\ Evan C. Unger, M.D.

Evan C. Unger, M.D.
President and Chief Executive Officer